Exhibit 99.1

Report to Shareholders for the Second Quarter, 2023 www.cibc.com May 25, 2023
Report of the President and Chief Executive Officer
Overview of results
CIBC today announced its financial results for the second quarter ended April 30, 2023.
Second quarter highlights

	Q2/23	Q2/22	Q1/23	YoY Variance	QoQ Variance
Revenue	$5,702 million	$5,376 million	$5,927 million	+6%	-4%
Reported Net Income	$1,688 million	$1,523 million	$432 million	+11%	+291%
Adjusted Net Income (1)	$1,627 million	$1,652 million	$1,841 million	-2%	-12%
Adjusted pre-provision, pre-tax earnings (1)	$2,475 million	$2,343 million	$2,660 million	+6%	-7%
Reported Diluted Earnings Per Share (EPS) (2)	$1.76	$1.62	$0.39	+9%	+351%
Adjusted Diluted EPS (1)(2)	$1.70	$1.77	$1.94	-4%	-12%
Reported Return on Common Shareholders’ Equity (ROE) (3)	14.5%	14.0%	3.1%
Adjusted ROE (1)	13.9%	15.2%	15.5%
Common Equity Tier 1 (CET1) Ratio (4)	11.9%	11.7%	11.6%
Results for the second quarter of 2023 were affected by the following items of note aggregating to a positive impact of $0.06 per share:
•	$114 million ($82 million after-tax) decrease in legal provisions (Corporate and Other); and
•	$27 million ($21 million after-tax) amortization of acquisition-related intangible assets.
Our CET1 ratio
(4)
was 11.9% at April 30, 2023, compared with 11.6% at the end of the prior quarter. CIBC’s leverage ratio
(4)
and liquidity coverage ratio
(4)
at April 30, 2023 were 4.2% and 124%, respectively.
CIBC announced an increase in its quarterly common share dividend from $0.85 per share to $0.87 per share for the quarter ending July 31, 2023.
We continued to execute on our client-focused strategy, delivering solid financial results in the second quarter by leveraging the investments we’ve made in high-touch, high-growth markets and furthering our strengths in talent and technology. In a more fluid economic environment we remain well capitalized and our well-diversified business provides resilience, as we live our purpose of helping make ambitions real in the second half of the fiscal year.
Core business performance
Canadian Personal and Business Banking
reported net income of $637 million for the second quarter, up $141 million or 28% from the second quarter a year ago, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses. Adjusted pre-provision,
pre-tax
earnings
(1)
were $1,012 million, up $50 million from the second quarter a year ago, as higher revenues primarily driven by higher net interest margin and volume growth were partially offset by higher expenses. Expenses were higher mainly due to employee-related costs.
Canadian Commercial Banking and Wealth Management
reported net income of $452 million for the second quarter, down $28 million or 6% from the second quarter a year ago, primarily due to a provision for credit losses in the current quarter compared with a provision reversal in the prior year quarter, and higher non-interest expenses, partially offset by higher revenue. Adjusted pre-provision,
pre-tax
earnings
(1)
were $663 million, up $15 million from the second quarter a year ago, primarily due to volume growth, higher net interest income from improved deposit margins, and higher fees in commercial banking. Expenses increased primarily driven by the timing of expenditures, partially offset by lower performance-based compensation.

(1)
This measure is a
non-GAAP
measure. For additional information, see the
“Non-GAAP
measures” section, which section is incorporated by reference herein, including the quantitative reconciliations therein of reported GAAP measures to: adjusted net income on pages 9 to 13; and adjusted pre-provision,
pre-tax
earnings on page 14.

(2)	CIBC completed a two-for-one share split of CIBC common shares effective at the close of business on May 13, 2022. All per common share amounts in this CEO message reflect the Share Split.
(3)	For additional information on the composition, see the “Glossary” section.
(4)
Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. The April 30, 2023 results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023. For additional information, see the “Capital management” and “Liquidity risk” sections.

U.S. Commercial Banking and Wealth Management
reported net income of $55 million (US$40 million) for the second quarter, down $125 million (US$102 million or 72%) from the second quarter a year ago, primarily due to a higher provision for credit losses and higher non-interest
expenses, partially offset by higher revenue and the impact of foreign currency translation. Adjusted pre-provision,
pre-tax
earnings
(1)
were $312 million (US$229 million), up $24 million (US$1 million) from the second quarter a year ago, due to higher revenue, primarily driven by volume growth and higher net interest margin, and the impact of foreign currency translation, partially offset by lower asset management fees and higher employee-related costs.
Capital Markets
reported net income of $497 million for the second quarter, down $43 million or 8% from the second quarter a year ago, primarily due to higher non-interest
expenses and a provision for credit losses in the current quarter compared with a provision reversal in the prior year quarter, partially offset by higher revenue. Adjusted pre-provision,
pre-tax
earnings
(1)
were down $26 million or 4% from the second quarter a year ago, as higher revenue from our direct financial services business, corporate banking, and advisory, was offset by lower underwriting activity, lower global markets revenue and higher expenses. Expenses were up due to higher employee-related costs.

(1)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.
Making a difference in our communities
At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter we:
•	Announced a $1.25 million gift to McGill University in support of the Sustainable Growth Initiative and its goal to contribute to a more sustainable society;
•	Donated $100,000 and opened the CIBC Foundation Relief Fund to support the Türkiye and Syria earthquake relief efforts; and
•
Announced financing of the 50th property under the CIBC Housing Initiative in the U.S. and will extend the program beyond its original US$10 million investment to continue its commitment to strengthening neighbourhoods through quality and affordable housing options.

Victor G. Dodig
President and Chief Executive Officer

ii	CIBC SECOND QUARTER 2023

Enhanced Disclosure Task Force
The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two
disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2022 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			Second quarter, 2023
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 report and Supplementary regulatory capital disclosure	2022 Annual Report
			Page references
General	1	Index of risk information – current page

	2	Risk terminology and measures	54–57		76–78	104

	3	Top and emerging risks	30–32			55

	4	Key future regulatory ratio requirements	26–27, 43, 44	78	10, 17	40, 43, 78, 79, 170–171

Risk governance, risk management and business model	5	Risk management structure				48, 49
	6	Risk culture and appetite				47, 50, 52
	7	Risks arising from business activities	33			53, 58
	8	Bank-wide stress testing	36			35–36, 54, 62, 67 74, 76
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	25	78		35–36, 170–171
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			9–12	40
	11	Regulatory capital flow statement			13	41
	12	Capital management and planning				43, 170–171
	13	Business activities and risk-weighted assets	33		4–5	42, 58
	14	Risk-weighted assets and capital requirements			4–5	38, 42
	15	Credit risk by major portfolios			28–38	60–65
	16	Risk-weighted assets flow statement			4–5, 6	42

	17	Back-testing of models			74, 75	54, 62, 72
Liquidity	18	Liquid assets	42			77
Funding	19	Encumbered assets	43			77

	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	47			81

	21	Funding strategy and sources	46			80
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	39			71

	23	Significant trading and non-trading market risk factors	40–41			71–75

	24	Model assumptions, limitations and validation procedures				71–75

	25	Stress testing and scenario analysis				35, 74
Credit risk	26	Analysis of credit risk exposures	34–38		7–8, 69–73	63–69, 143–150, 189

	27	Impaired loan and forbearance techniques	34, 37			60, 68, 88, 123

	28	Reconciliation of impaired loans and the allowance for credit losses	37	71		68, 144

	29	Counterparty credit risk arising from derivatives	37		73, 35 (1)	60, 64, 159–160

	30	Credit risk mitigation	34		21, 55, 73	60, 159–160
Other risks	31	Other risks	48			82–86

	32	Discussion of publicly known risk events		80		82, 182
(1)	Included in our supplementary financial information package.

CIBC SECOND QUARTER 2023	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter and six months ended April 30, 2023 compared with corresponding periods. The MD&A should be read in conjunction with our 2022 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars (CAD). Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of May 24, 2023. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the United States (U.S.) Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 51 to 57.

Contents

2	Second quarter financial highlights

3	Financial performance overview
3	Economic outlook
4	Significant events
4	Financial results review
6	Review of quarterly financial information

8	Non-GAAP measures

15	Strategic business units overview
15	Canadian Personal and Business Banking
17	Canadian Commercial Banking and Wealth Management
19	U.S. Commercial Banking and Wealth Management
21	Capital Markets
22	Corporate and Other

24	Financial condition
24	Review of condensed consolidated balance sheet

25	Capital management
29	Off-balance sheet arrangements

30	Management of risk
30	Risk overview
30	Top and emerging risks
34	Credit risk
39	Market risk
42	Liquidity risk
48	Other risks

49	Accounting and control matters
49	Critical accounting policies and estimates
49	Accounting developments
49	Other regulatory developments
50	Controls and procedures
50	Related-party transactions

51	Glossary

A NOTE ABOUT FORWARD-LOOKING STATE
MENTS
: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Financial performance overview – Economic outlook”, “Financial performance overview – Significant events”, “Financial performance overview – Financial results review”, “Financial performance overview – Review of quarterly financial information”, “Financial condition – Capital management”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Accounting developments”, and “Accounting and control matters – Other regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to net-zero
emissions and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2023 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of high inflation, rising interest rates, recent events in the U.S. banking sector which adds pressure on liquidity and funding conditions for the financial industry, the impact of hybrid work arrangements and higher interest rates on the U.S. real estate sector, potential recession and the war in Ukraine on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: inflationary pressures; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine, the occurrence, continuance or intensification of public health emergencies, such as the impact of
COVID-19,
and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic
Co-operation
and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts, such as the war in Ukraine, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG related risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC SECOND QUARTER 2023	1

Second quarter financial highlights

		As at or for the three months ended			As at or for the six months ended
	Unaudited	2023 Apr. 30	2023 Jan. 31	2022 Apr. 30	2023 Apr. 30	2022 Apr. 30
	Financial results ($ millions)
	Net interest income	$3,187	$3,205	$3,088	$6,392	$6,220
	Non-interest income	2,515	2,722	2,288	5,237	4,654
	Total revenue	5,702	5,927	5,376	11,629	10,874
	Provision for credit losses	438	295	303	733	378
	Non-interest expenses	3,140	4,462	3,114	7,602	6,137
	Income before income taxes	2,124	1,170	1,959	3,294	4,359
	Income taxes	436	738	436	1,174	967
	Net income	$1,688	$432	$1,523	$2,120	$3,392
	Net income attributable to non-controlling interests	$11	$9	$5	$20	$10
	Preferred shareholders and other equity instrument holders	67	72	47	139	88
	Common shareholders	1,610	351	1,471	1,961	3,294
	Net income attributable to equity shareholders	$1,677	$423	$1,518	$2,100	$3,382
	Financial measures
	Reported efficiency ratio (1)	55.1%	75.3%	57.9%	65.4%	56.4%
	Reported operating leverage (1)	5.2%	(39.8)%	(4.0)%	(16.9)%	(2.0)%
	Loan loss ratio (2)	0.29%	0.19%	0.16%	0.24%	0.13%
	Reported return on common shareholders’ equity (1)	14.5%	3.1%	14.0%	8.7%	15.7%
	Net interest margin (1)	1.40%	1.33%	1.44%	1.37%	1.43%
	Net interest margin on average interest-earning assets (1)(3)	1.54%	1.49%	1.61%	1.52%	1.60%
	Return on average assets (1)(3)	0.74%	0.18%	0.71%	0.45%	0.78%
	Return on average interest-earning assets (1)(3)	0.82%	0.20%	0.79%	0.50%	0.87%
	Reported effective tax rate	20.5%	63.1%	22.3%	35.6%	22.2%
Common share information
Per share ($) (4)	– basic earnings	$1.77	$0.39	$1.63	$2.16	$3.65
	– reported diluted earnings	1.76	0.39	1.62	2.15	3.64
	– dividends	0.850	0.850	0.805	1.700	1.610
	– book value (5)	50.52	49.12	48.09	50.52	48.09
Closing share price ($) (4)		56.80	60.74	71.01	56.80	71.01
Shares outstanding (thousands) (4)	– weighted-average basic	912,297	906,770	902,489	909,488	902,174
	– weighted-average diluted	913,219	907,725	905,739	910,444	905,380
	– end of period	917,769	911,629	903,155	917,769	903,155
	Market capitalization ($ millions)	$52,129	$55,372	$64,133	$52,129	$64,133
	Value measures
	Total shareholder return	(5.07)%	(0.30)%	(10.12)%	(5.36)%	(3.42)%
	Dividend yield (based on closing share price)	6.1%	5.6%	4.6%	6.0%	4.6%
	Reported dividend payout ratio (1)	48.1%	219.6%	49.4%	78.8%	44.1%
	Market value to book value ratio	1.12	1.24	1.48	1.12	1.48
	Selected financial measures – adjusted (6)
	Adjusted efficiency ratio (7)	56.0%	54.5%	55.8%	55.2%	54.8%
	Adjusted operating leverage (7)	(0.3)%	(1.5)%	(1.8)%	(0.9)%	(0.8)%
	Adjusted return on common shareholders’ equity	13.9%	15.5%	15.2%	14.7%	16.4%
	Adjusted effective tax rate	20.1%	22.2%	22.6%	21.2%	22.4%
	Adjusted diluted earnings per share (EPS) (4)	$1.70	$1.94	$1.77	$3.63	$3.81
	Adjusted dividend payout ratio	50.0%	43.8%	45.4%	46.7%	42.1%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$246,294	$238,819	$220,293	$246,294	$220,293
	Loans and acceptances, net of allowance for credit losses	538,273	531,306	502,430	538,273	502,430
	Total assets	935,239	921,991	894,148	935,239	894,148
	Deposits	705,917	694,724	665,487	705,917	665,487
	Common shareholders’ equity (1)	46,366	44,780	43,429	46,366	43,429
	Average assets (3)	932,775	953,164	881,909	943,138	876,137
	Average interest-earning assets (1)(3)	847,244	852,588	787,462	849,960	782,561
	Average common shareholders’ equity (1)(3)	45,597	45,078	43,155	45,333	42,370
	Assets under administration (AUA) (1)(8)(9)	2,995,583	3,002,744	2,918,191	2,995,583	2,918,191
	Assets under management (AUM) (1)(9)	310,637	304,948	302,258	310,637	302,258
	Balance sheet quality and liquidity measures (10)
	Risk-weighted assets (RWA) ($ millions)	$321,188	$315,038	$299,535	$321,188	$299,535
	Common Equity Tier 1 (CET1) ratio (11)	11.9%	11.6%	11.7%	11.9%	11.7%
	Tier 1 capital ratio (11)	13.4%	13.2%	13.2%	13.4%	13.2%
	Total capital ratio (11)	15.5%	15.6%	15.3%	15.5%	15.3%
	Leverage ratio	4.2%	4.3%	4.2%	4.2%	4.2%
	Liquidity coverage ratio (LCR)	124%	134%	125%	n/a	n/a
	Net stable funding ratio (NSFR)	117%	115%	117%	n/a	n/a
	Other information
	Full-time equivalent employees	48,673	49,530	47,814	48,673	47,814
(1)	For additional information on the composition, see the “Glossary” section.
(2)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(5)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
(6)
Adjusted measures are
non-GAAP
measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the
“Non-GAAP
measures” section.

(7)	Calculated on a taxable equivalent basis (TEB).
(8)
Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $2,370.5 billion (January 31, 2023: $2,382.7 billion; April 30, 2022: $2,301.6 billion).

(9)	AUM amounts are included in the amounts reported under AUA.
(10)
RWA and our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and LCR and NSFR are calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. The April 30, 2023 results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023. For additional information, see the “Capital management” and “Liquidity risk” sections.

(11)
The 2022 ratios reflect the expected credit loss (ECL) transitional arrangement announced by OSFI on March 27, 2020 in response to the onset of the
COVID-19
pandemic. Effective November 1, 2022, the ECL transitional arrangement was no longer applicable.

n/a	Not applicable.

2	CIBC SECOND QUARTER 2023

Financial performance overview
Economic outlook
Global economic growth looks to be weak in 2023 in response to monetary policy tightening, as central banks attempt to ease demand and thereby bring inflation back to target levels. The eurozone and the United Kingdom (U.K.) are likely to see recessions as higher interest rates hit a region already vulnerable due to the spillover impacts from the war in Ukraine. China’s economy is experiencing some improvement after a year beset with lockdowns, but weakness in its property sector and softer export markets will see another year of below-average growth. The global slowdown will result in most commodity prices at lower average levels in the remainder of 2023 than in 2022, although geopolitical risks to supply remain a risk for renewed upward pressure. Supply chains should continue to see further improvement from the reduction in COVID-19 disruptions, and from the expected easing in global demand pressures.
In Canada, the Bank of Canada has increased the overnight rate to 4.5%, which is expected to stay at elevated levels through the remainder of calendar 2023, thereby slowing demand to allow inflation to end next year near its 2% target. Weaker economic growth, improvements in supply chains, and softer average prices for food and energy will be key to getting inflation back to that target. Real gross domestic product (GDP) growth is expected to decelerate to just over 1% for calendar 2023 from a growth rate of 3.4% in 2022, with a softening in housing and consumer spending in response to higher interest rates and a gradual climb in the unemployment rate to nearly 6% by the end of calendar 2023, up from an average of 5.3% in 2022. Long-term interest rates in both the U.S. and Canada could climb through to mid-2023
as central banks signal that they will not be easing policy this year, but could end 2023 at lower levels as the market starts to look ahead to an easing in central bank policy rates in 2024, and gains confidence that inflation will be under control. Lower interest rates and an improving global backdrop are expected to drive a pick-up in quarterly economic growth rates in 2024.
In the U.S., the effort to contain inflation saw the Federal Reserve take overnight rates to just over 5% by May 2023, and is expected to leave them at that level through the remainder of the year. The resulting drag on housing and interest sensitive consumption is expected to hold real GDP growth to just over 1% in calendar 2023, down from 2.1% in 2022. That should see the unemployment rate climb from an average of 3.6% in 2022 to 4.3% by the end of 2023, allowing wage inflation to decelerate. There are additional downside risks to the U.S. outlook associated with a potential tightening in lending activity owing to some regional banks facing challenges in retaining deposits and mark-to-market (MTM) losses on their investment security portfolios. Our forecast also assumes that Congress and the White House will agree to raising the debt ceiling on a timely basis, so that the U.S. government can continue normal operations over the balance of the year.
A softer pace for economic growth is likely to have broad implications across many of our strategic business units (SBUs). Rising unemployment and the recent increases in interest rates are likely to result in a moderate decrease in business and household credit quality from very strong levels achieved in 2022. Deposit growth will be contained, as quantitative tightening will require bonds currently held by the central bank to be financed in the public markets, with higher rates resulting in greater growth in term deposits relative to short-term deposits. While the rising interest rate environment is starting to level off, we expect a modestly positive impact on the net interest margins for all our SBUs, but the high interest rates may have implications for credit quality in 2023 as economic growth slows in response to monetary tightening.
For Canadian Personal and Business Banking, mortgage growth is expected to remain soft in line with weaker home sales volumes and average house prices tied to the increase in interest rates. Although year-over-year non-mortgage
consumer credit demand will be supported by additional volume gains in spending on services, lower inflation will feed into slower growth in dollar terms. Business lending is expected to register healthy growth, but is also likely to decelerate from the strong pace seen in 2022.
Financial markets have had a more positive year-to-date tone as softening in inflation has reduced the risks that a full blown recession will be needed to contain price pressures. While we could still see volatility ahead as earnings growth decelerates, Canadian and U.S. wealth management businesses should gain support as the year progresses and markets look ahead to better growth in 2024.
Our Capital Markets business is expected to benefit as merger and acquisition activity recovers from recent low levels, while corporate bond issuance could pick up as longer term rates ease later in 2023. Loan growth in our Canadian commercial banking businesses is expected to decelerate in the later half of 2023 from levels seen in 2022 with softer economic growth and lower levels of residential construction. Loan growth and deposit growth in our U.S. commercial banking business has slowed in recent months, similar to industry experience. We believe that our relationship approach combined with our comprehensive product suite will continue to appeal to our clients and will continue to provide us with a sound funding foundation for our business.
The economic outlook described above reflects numerous assumptions regarding the economic impact of increases in interest rates, the easing of inflationary pressures, recent events in the U.S. banking sector, the impact of
COVID-19,
as well as the global economic risks emanating from the war in Ukraine. The measures taken by central banks to combat inflation could have a larger than expected impact on economic growth. The war in Ukraine could escalate into a broader conflict or result in a deeper cut in food and energy output that would add to pressures on inflation and global growth. As a result, actual experience may differ materially from expectations.
The impact of the increase in interest rates, recent events in the U.S. banking sector, the impact of COVID-19 and the war in Ukraine on our risk environment are discussed in the “Top and emerging risks” section. Changes in the level of economic uncertainty continue to impact key accounting estimates and assumptions, particularly the estimation of ECLs. See the “Accounting and control matters” section and Note 6 to our interim consolidated financial statements for further details.

CIBC SECOND QUARTER 2023	3

Significant events
Sale of certain banking assets in the Caribbean
On October 12, 2021, FirstCaribbean International Bank Limited (CIBC FirstCaribbean) announced that it had entered into agreements to sell its banking assets in St. Vincent, St. Kitts, Grenada and Dominica. The proposed sale of banking assets in St. Vincent was completed on March 24, 2023 upon the satisfaction of the closing conditions. On April 6, 2023, CIBC FirstCaribbean announced that the proposed transaction in St. Kitts will not proceed. The proposed transaction in Dominica did not proceed and CIBC FirstCaribbean ceased its operations in Dominica on January 31, 2023. The impacts of these transactions and closures were not material. The parties continue to pursue all regulatory approvals required to complete the transaction in Grenada, the impact of which is not expected to be material.
Settlement of Cerberus Litigation
On February 17, 2023, CIBC announced that we entered into an agreement with the special purpose vehicle controlled by Cerberus Capital Management L.P. (“Cerberus”) that fully settled the lawsuit filed by Cerberus against CIBC, including the most recent judgment of the New York Court, as discussed in Note 13 to our interim consolidated financial statements. Pursuant to the settlement agreement, CIBC paid US$770 million to Cerberus in full satisfaction of the judgment, and both parties arranged for the immediate dismissal, with prejudice, of all claims, counterclaims and appeals relating to the litigation.
CIBC recorded a
pre-tax
provision of $1,169 million in the first quarter of 2023, representing damages and pre-judgment
interest totaling US$855 million through January 31, 2023. The US$85 million ($114 million pre-tax or $82 million after-tax) difference between the amount recorded in the first quarter of 2023 and the settlement amount was recognized in the second quarter of 2023.
Financial results review
Reported net income for the quarter was $1,688 million, compared with $1,523 million for the same quarter last year, and $432 million for the prior quarter.
Adjusted net income
(1)
for the quarter was $1,627 million, compared with $1,652 million for the same quarter last year, and $1,841 million for the prior quarter.
Reported diluted EPS
(2)
for the quarter was $1.76, compared with $1.62 for the same quarter last year, and $0.39 for the prior quarter.
Adjusted diluted EPS
(1)(2)
for the quarter was $1.70, compared with $1.77 for the same quarter last year, and $1.94 for the prior quarter.
In the current quarter, the following items of note decreased non-interest
expenses by $87 million, increased income taxes by $26 million and increased net income by $61 million:
•	$114 million ($82 million after-tax) decrease in legal provisions (Corporate and Other); and
•
$27 million ($21 million
after-tax)
amortization of acquisition-related intangible assets ($6 million after-tax
in Canadian Personal and Business Banking, $13 million
after-tax
in U.S. Commercial Banking and Wealth Management, and $2 million after-tax
in Corporate and Other).

Net interest income
(3)
Net interest income was up $99 million or 3% from the same quarter last year, primarily due to volume growth across most of our businesses and higher net interest margin, partially offset by lower trading income.
Net interest income was down $18 million or 1% from the prior quarter, primarily due to the impact of fewer days in the current quarter, partially offset by higher trading income, volume growth across most of our businesses and higher net interest margin.
Net interest income for the six months ended April 30, 2023 was up $172 million or 3% from the same period in 2022, primarily due to volume growth across most of our businesses and higher net interest margin, partially offset by lower trading income.
Non-interest
income
(3)
Non-interest
income was up $227 million or 10% from the same quarter last year, primarily due to higher trading income and higher revenue from our portfolio investments, partially offset by lower fee-based revenue.
Non-interest
income was down $207 million or 8% from the prior quarter, primarily due to lower trading income, lower fee-based revenue and lower gains from foreign exchange other than trading, partially offset by higher underwriting and advisory fees, and higher revenue from our portfolio investments.
Non-interest
income for the six months ended April 30, 2023 was up $583 million or 13% from the same period in 2022, primarily due to higher trading income and gains from foreign exchange other than trading, partially offset by lower fee-based revenue and lower underwriting and advisory fees.

(1)	Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.
(2)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(3)
Trading activities include those that meet the risk definition of trading for regulatory capital and trading market risk management purposes. Starting in the first quarter of 2023, trading activities also include certain fixed income financing activities. The risk definition of trading for regulatory capital and trading market risk management is based on OSFI’s defined trading book criteria set out in OSFI’s CAR Guideline. Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest
income. Therefore, we view total trading income as the most appropriate measure of trading performance.

4	CIBC SECOND QUARTER 2023

Provision for credit losses

	For the three months ended			For the six months ended
$ millions	2023 Apr. 30	2023 Jan. 31	2022 Apr. 30	2023 Apr. 30	2022 Apr. 30
Provision for (reversal of) credit losses – impaired
Canadian Personal and Business Banking	$231	$188	$141	$419	$240
Canadian Commercial Banking and Wealth Management	33	26	–	59	(1)
U.S. Commercial Banking and Wealth Management	100	41	34	141	64
Capital Markets	4	(11)	2	(7)	(11)
Corporate and Other	11	15	19	26	30
	379	259	196	638	322
Provision for (reversal of) credit losses – performing
Canadian Personal and Business Banking	(108)	(30)	132	(138)	131
Canadian Commercial Banking and Wealth Management	13	20	(4)	33	(7)
U.S. Commercial Banking and Wealth Management	148	57	21	205	19
Capital Markets	15	1	(16)	16	(41)
Corporate and Other	(9)	(12)	(26)	(21)	(46)
	59	36	107	95	56
	$438	$295	$303	$733	$378
Provision for credit losses in the current quarter was $438 million, up $135 million from the same quarter last year due to an increase in the provision for credit losses on impaired loans, partially offset by a decrease in the provision for credit losses on performing loans. Provision for credit losses on performing loans was down due to a favourable change in our economic outlook pertaining to the unsecured retail portfolio in Canadian Personal and Business Banking compared to an unfavourable change in the same quarter last year, partially offset by an unfavourable change in our economic outlook and unfavourable credit migration in U.S. Commercial Banking and Wealth Management. Provision for credit losses on impaired loans was mainly due to higher net impairments across Canadian Personal and Business Banking, U.S. Commercial Banking and Wealth Management, and Canadian Commercial Banking and Wealth Management.
Provision for credit losses was up $143 million from the prior quarter. Provision for credit losses on performing loans was up largely due to an unfavourable change in our economic outlook in the U.S. and unfavourable credit migration mainly in U.S. Commercial Banking and Wealth Management, partially offset by a more favourable change in our economic outlook for Canadian Personal and Business Banking compared to the prior quarter. Provision for credit losses on impaired loans was up due to higher net impairments across all SBUs except Corporate and Other.
Provision for credit losses for the six months ended April 30, 2023, was up $355 million from the same period in 2022. Provision for credit losses on performing loans was up due to a more unfavourable change in our economic outlook in the U.S. and unfavourable credit migration across various SBUs, partially offset by a more favourable change in our economic outlook pertaining to the unsecured retail portfolio in the current period, and a provision increase related to the acquisition of the Canadian Costco credit card portfolio in the same period last year. Provision for credit losses on impaired loans was up due to higher net impairments across all SBUs except Corporate and Other.
Non-interest
expenses
Non-interest
expenses were up $26 million or 1% from the same quarter last year, primarily due to higher employee-related compensation and higher spending on strategic initiatives, partially offset by a decrease in legal provisions, shown as an item of note.
Non-interest expenses were down $1,322 million or 30% from the prior quarter, primarily due to a decrease in legal provisions, shown as an item of note, and lower performance-based and employee-related compensation.
Non-interest expenses for the six months ended April 30, 2023 were up $1,465 million or 24% from the same period in 2022, primarily due to an increase in legal provisions in the first quarter of 2023, shown as an item of note, higher employee-related compensation and higher spending on strategic initiatives in the current quarter.
Taxes
Income tax expense was comparable to the same quarter last year.
Income tax expense was down $302 million or 41% from the prior quarter, primarily due to the income tax charge taken in the prior quarter to recognize the Canada Recovery Dividend (CRD) tax and the retroactive impact of the 1.5% tax rate increase, which were shown as items of note, and includes the impact of higher income before taxes in the current quarter.
Income tax expense for the six months ended April 30, 2023 was up $207 million or 21% from the same period in 2022, primarily due to the CRD tax and the retroactive impact of the 1.5% tax rate increase to the current period and also includes the impact of lower income before taxes in the current period.
The Canada Revenue Agency (CRA) has reassessed and proposed to reassess CIBC’s 2011–2018 taxation years for approximately $1,772 million of additional income taxes related to the denial of deductions of certain dividends on bases including that the dividends were part of a “dividend rental arrangement”. The proposals for additional income taxes in respect of the 2018 taxation year are approximately $170 million. Subsequent taxation years may also be similarly reassessed. CIBC is confident that its tax filing positions are appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.
In May 2023, CIBC lost its appeal at the Federal Court of Appeal of a Tax Court of Canada decision which denied our claim of a foreign exchange capital loss. We had previously estimated the potential exposure to be approximately $200 million. Both the Tax Court of Canada and the Federal Court of Appeal heard a similar case on point and allowed the foreign exchange capital loss in question. The impact of this decision has been reflected in our interim consolidated financial statements, as have offsets from other adjustments. As previously disclosed, CIBC has potential exposure of approximately $100 million in respect of other similar matters. In this regard, CIBC has received proposed reassessments in respect of its 2018 taxation year, including in relation to capital losses and capital gains.
In prior years, the CRA issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the Enron expenses). The CRA later entered into a settlement agreement with CIBC in respect to the portion of the Enron expenses deductible in Canada. CIBC has been working with the Internal Revenue Service to settle the portion of the Enron expenses deductible in the U.S. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.

CIBC SECOND QUARTER 2023	5

The 2023 Canadian Federal budget included proposals to deny deductions of dividends received by financial institutions on Canadian shares held as mark-to-market property. The budget also proposed a 2% tax on the value of net share buybacks by public corporations over $1 million. These proposals, if enacted, would increase taxes payable by CIBC for 2024 and onwards. The budget also included proposals in relation to goods and services tax/harmonized sales tax (GST/HST). These are retroactive proposals that would apply GST/HST in respect of certain payment card network fees that are currently exempt from GST/HST. CIBC continues to monitor these proposals. The impact to CIBC will depend on the final legislation and will be recognized for income tax purposes to the extent final legislation becomes substantively enacted and for sales and other tax proposals when virtually certain.
Foreign exchange
The following table provides the estimated impact of U.S. dollar (USD) translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

	For the three months ended		For the six months ended
$ millions, except per share amounts	Apr. 30, 2023 vs. Apr. 30, 2022	Apr. 30, 2023 vs. Jan. 31, 2023	Apr. 30, 2023 vs. Apr. 30, 2022
Estimated increase (decrease) in:
Total revenue	$90	$13	$157
Provision for (reversal of) credit losses	20	3	25
Non-interest expenses	33	5	139
Income taxes	8	1	15
Net income	29	4	(22)
Impact on EPS: (1)
Basic	$0.03	$–	$(0.03)
Diluted	0.03	–	(0.03)
Average USD appreciation (depreciation) relative to CAD	7.1%	1.0%	6.4%
(1)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

Review of quarterly financial information

$ millions, except per share amounts, for the three months ended		2023				2022		2021
	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
Revenue
Canadian Personal and Business Banking	$2,280	$2,260	$2,262	$2,321	$2,143	$2,183	$2,128	$2,056
Canadian Commercial Banking and Wealth Management	1,336	1,351	1,316	1,338	1,303	1,297	1,240	1,207
U.S. Commercial Banking and Wealth Management	648	706	653	604	591	609	562	539
Capital Markets (1)	1,362	1,481	1,182	1,199	1,316	1,304	1,012	1,140
Corporate and Other (1)	76	129	(25)	109	23	105	122	114
Total revenue	$5,702	$5,927	$5,388	$5,571	$5,376	$5,498	$5,064	$5,056
Net interest income	$3,187	$3,205	$3,185	$3,236	$3,088	$3,132	$2,980	$2,893
Non-interest income	2,515	2,722	2,203	2,335	2,288	2,366	2,084	2,163
Total revenue	5,702	5,927	5,388	5,571	5,376	5,498	5,064	5,056
Provision for (reversal of) credit losses	438	295	436	243	303	75	78	(99)
Non-interest expenses	3,140	4,462	3,483	3,183	3,114	3,023	3,135	2,918
Income before income taxes	2,124	1,170	1,469	2,145	1,959	2,400	1,851	2,237
Income taxes	436	738	284	479	436	531	411	507
Net income	$1,688	$432	$1,185	$1,666	$1,523	$1,869	$1,440	$1,730
Net income attributable to:
Non-controlling interests	$11	$9	$7	$6	$5	$5	$4	$5
Equity shareholders	1,677	423	1,178	1,660	1,518	1,864	1,436	1,725
EPS – basic (2)	$1.77	$0.39	$1.26	$1.79	$1.63	$2.02	$1.54	$1.88
– diluted (2)	1.76	0.39	1.26	1.78	1.62	2.01	1.54	1.88
(1)	Capital Markets revenue and income taxes are reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.
(2)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities.
Revenue
Revenue in our lending and deposit-taking businesses is generally driven by volume growth, fees related to client transaction activity and the interest rate environment. Our wealth management businesses are driven by net sales activity impacting AUA and AUM, the level of client investment activity and market conditions. Capital Markets revenue is also influenced, to a large extent, by market conditions affecting client trading, underwriting and advisory activity.
Canadian Personal and Business Banking has benefitted from loan and deposit growth throughout the period. In more recent periods, it has benefitted from the acquisition of the Costco credit card portfolio and the rising rate environment through wider deposit margins, partially offset by compressed loan margins.

6	CIBC SECOND QUARTER 2023

Canadian Commercial Banking and Wealth Management revenue has benefitted from commercial banking volume growth, offset by market-related headwinds in wealth management. In Commercial Banking, revenue growth was driven by strong client demand and more recently from an increase in interest rates. In Wealth Management, AUA and AUM growth and associated fee income has been impacted by volatility in equity markets along with the impact of macro environmental factors.
U.S. Commercial Banking and Wealth Management has benefitted from organic client acquisitions that are driving increased loans, AUM and fee income. Loan growth has slowed and deposit balances decreased in recent months, similar to industry experience. Wealth Management AUA and AUM growth has been impacted by market depreciation.
Capital Markets had increased revenue from underwriting and advisory activities in the second and third quarters of 2021, and lower trading revenue in the fourth quarter of 2021. The first and second quarters of 2022, and the first quarter of 2023 had higher trading revenue, driven by robust market conditions and strong client activity.
Corporate and Other included the impact of an increase in funding costs starting in the second quarter of 2022 from an increase in credit spreads. In 2021, the interest rate environment and narrower margins negatively impacted revenue, while the gradual increase in interest rates in 2022 have resulted in higher margins in International banking.
Provision for credit losses
Provision for credit losses is dependent upon the credit cycle, on the credit performance of the loan portfolios, and changes in our economic outlook. We continue to operate in an uncertain macroeconomic environment due to concerns related to higher levels of interest rates and inflation, geopolitical events and slower economic growth. There is considerable judgment involved in the estimation of credit losses in the current environment.
The third and fourth quarters of 2021 and the first quarter of 2022 reflected a moderate improvement in economic conditions as well as our economic outlook. With a faster than expected pace of interest rate increases, along with rising inflation, continued supply chain disruption and the increase in global geopolitical concerns, our provision for credit losses on performing loans increased in the second, third and fourth quarters of 2022. As a result of unfavourable credit migration, our provision for credit losses on performing loans also increased in the first and second quarters of 2023. A less favourable outlook for the U.S. real estate and construction sector also contributed to an increase in provision for credit losses on performing loans in the second quarter of 2023.
In Canadian Personal and Business Banking, lower insolvencies and write-offs in credit cards relative to pre-pandemic
levels impacted the third and fourth quarters of 2021, and the first and second quarters of 2022. The decrease in insolvencies was in line with the national Canadian trend and the decrease in write-offs was a benefit from the household savings that built up during the pandemic. Commencing in the second quarter of 2022, our loan losses included write-offs from the seasoning of the acquired Canadian Costco credit card portfolio. In the third and fourth quarters of 2022, and the first and second quarters of 2023, consumer write-offs trended higher, gradually approaching pre-pandemic
levels.
In Canadian Commercial Banking and Wealth Management, the first and second quarters of 2023 included higher provisions on impaired loans.
In U.S. Commercial Banking and Wealth Management, the first, second and fourth quarters of 2022, and the first and second quarters of 2023 included higher provisions on impaired loans. The increased provision in the second quarter of 2023 was mainly attributable to the real estate and construction sector.
In Capital Markets, impaired loan losses have continued to remain low.
In Corporate and Other, the third quarter of 2021 included higher provisions on impaired loans in CIBC FirstCaribbean.
Non-interest
expenses
Non-interest
expenses have fluctuated over the period largely due to changes in employee compensation expenses, investments in strategic initiatives and movement in foreign exchange rates. The third and fourth quarters of 2021, the second and fourth quarters of 2022, and the first quarter of 2023 included increases in legal provisions in Corporate and Other, all shown as items of note. The second quarter of 2023 included a decrease in legal provisions, shown as an item of note. The fourth quarter of 2021 and the fourth quarter of 2022 included charges related to the consolidation of our real estate portfolio as a result of our move to our new global headquarters, both shown as items of note.
Income taxes
Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt
income. The first quarter of 2023 included an income tax charge taken to recognize the CRD tax and the retroactive impact of the 1.5% tax rate increase, which was shown as an item of note.

CIBC SECOND QUARTER 2023	7

Non-GAAP
measures
We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP
measures, which include
non-GAAP
financial measures and
non-GAAP
ratios as defined in National Instrument
52-112
“Non-GAAP
and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.
Adjusted measures
Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest
expenses, adjusted income before income taxes, adjusted income taxes and adjusted net income, in addition to the adjusted measures noted below, remove items of note from reported results to calculate our adjusted results. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.
We also adjust our results to gross up
tax-exempt
revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax
revenue. See the “Strategic business units overview” section and Note 30 to our consolidated financial statements included in our 2022 Annual Report for further details.
Adjusted diluted EPS
We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.
Adjusted efficiency ratio
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note and gross up
tax-exempt
revenue to bring it to a TEB, to calculate the adjusted efficiency ratio.
Adjusted operating leverage
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note and gross up
tax-exempt
revenue to bring it to a TEB, to calculate the adjusted operating leverage.
Adjusted dividend payout ratio
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.
Adjusted return on common shareholders’ equity
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted return on common shareholders’ equity.
Adjusted effective tax rate
We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note, to calculate the adjusted effective tax rate.
Pre-provision,
pre-tax
earnings
Pre-provision,
pre-tax
earnings is calculated as revenue net of
non-interest
expenses, and provides the reader with an assessment of our ability to generate earnings to cover credit losses through the credit cycle, as well as an additional basis for comparing underlying business performance between periods by excluding the impact of provision for credit losses, which involves the application of judgments and estimates related to matters that are uncertain and can vary significantly between periods. We adjust our pre-provision,
pre-tax
earnings to remove the impact of items of note to calculate the adjusted pre-provision,
pre-tax
earnings. As discussed above, we believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends.
Allocated common equity
Common equity is allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses (as determined for the consolidated bank pursuant to OSFI’s regulatory capital requirements and internal targets). Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed. For additional information, see the “Risks arising from business activities” section.
Segmented return on equity
We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on allocated common equity to our SBUs. As a result, segmented return on equity is a non-GAAP
ratio. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity, which is the average of monthly allocated common equity during the period.

8	CIBC SECOND QUARTER 2023

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2023	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,280	$1,336	$648	$1,362	$76	$5,702	$477
Provision for credit losses	123	46	248	19	2	438	183
Non-interest expenses	1,274	673	354	664	175	3,140	261
Income (loss) before income taxes	883	617	46	679	(101)	2,124	33
Income taxes	246	165	(9)	182	(148)	436	(7)
Net income	637	452	55	497	47	1,688	40
Net income attributable to non-controlling interests	–	–	–	–	11	11	–
Net income attributable to equity shareholders	637	452	55	497	36	1,677	40
Diluted EPS ($)						$1.76
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(6)	$–	$(18)	$–	$(3)	$(27)	$(13)
Decrease in legal provisions	–	–	–	–	114	114	–
Impact of items of note on non-interest expenses	(6)	–	(18)	–	111	87	(13)
Total pre-tax impact of items of note on net income	6	–	18	–	(111)	(87)	13
Income taxes
Amortization of acquisition-related intangible assets	–	–	5	–	1	6	3
Decrease in legal provisions	–	–	–	–	(32)	(32)	–
Impact of items of note on income taxes	–	–	5	–	(31)	(26)	3
Total after-tax impact of items of note on net income	$6	$–	$13	$–	$(80)	$(61)	$10
Impact of items of note on diluted EPS ($)						$(0.06)
Operating results – adjusted (2)
Total revenue – adjusted (3)	$2,280	$1,336	$648	$1,362	$76	$5,702	$477
Provision for credit losses – adjusted	123	46	248	19	2	438	183
Non-interest expenses – adjusted	1,268	673	336	664	286	3,227	248
Income (loss) before income taxes – adjusted	889	617	64	679	(212)	2,037	46
Income taxes – adjusted	246	165	(4)	182	(179)	410	(4)
Net income (loss) – adjusted	643	452	68	497	(33)	1,627	50
Net income attributable to non-controlling interests – adjusted	–	–	–	–	11	11	–
Net income (loss) attributable to equity shareholders – adjusted	643	452	68	497	(44)	1,616	50

Adjusted diluted EPS ($)						$1.70
(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(3)
CIBC total results excludes a TEB adjustment of $64 million (2023: $62 million; 2022: $53 million) and $126 million for the six months ended 2023 (2022: $112 million). Our adjusted efficiency ratio and adjusted operating leverage are calculated on a TEB.

(4)
The income tax charge is comprised of $510 million for the present value of the estimated amount of the Canada Recovery Dividend (CRD) tax of $555 million, and a charge of $35 million related to the fiscal 2022 impact of the 1.5% increase in the tax rate applied to taxable income of certain bank and insurance entities in excess of $100 million for periods after April 2022. The discount of $45 million on the CRD tax will accrete over the remaining four-year payment period.

(5)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(6)
Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery, communication costs and client welcome bonuses. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables. Provision for credit losses for performing loans associated with the acquisition of the Canadian Costco credit card portfolio, shown as an item of note in the second quarter of 2022 included the stage 1 ECL allowance established immediately after the acquisition date and the impact of the migration of stage 1 accounts to stage 2 during the second quarter of 2022.

CIBC SECOND QUARTER 2023	9

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2023	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,260	$1,351	$706	$1,481	$129	$5,927	$526
Provision for (reversal of) credit losses	158	46	98	(10)	3	295	73
Non-interest expenses	1,290	665	380	650	1,477	4,462	283
Income (loss) before income taxes	812	640	228	841	(1,351)	1,170	170
Income taxes	223	171	27	229	88	738	20
Net income (loss)	589	469	201	612	(1,439)	432	150
Net income attributable to non-controlling interests	–	–	–	–	9	9	–
Net income (loss) attributable to equity shareholders	589	469	201	612	(1,448)	423	150
Diluted EPS ($)						$0.39
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(7)	$–	$(16)	$–	$(3)	$(26)	$(12)
Increase in legal provisions	–	–	–	–	(1,169)	(1,169)	–
Impact of items of note on non-interest expenses	(7)	–	(16)	–	(1,172)	(1,195)	(12)
Total pre-tax impact of items of note on net income	7	–	16	–	1,172	1,195	12
Income taxes
Amortization of acquisition-related intangible assets	2	–	4	–	–	6	3
Increase in legal provisions	–	–	–	–	325	325	–
Income tax charge related to the 2022 Canadian Federal budget (4)	–	–	–	–	(545)	(545)	–
Impact of items of note on income taxes	2	–	4	–	(220)	(214)	3
Total after-tax impact of items of note on net income	$5	$–	$12	$–	$1,392	$1,409	$9
Impact of items of note on diluted EPS ($)						$1.55
Operating results – adjusted (2)
Total revenue – adjusted (3)	$2,260	$1,351	$706	$1,481	$129	$5,927	$526
Provision for (reversal of) credit losses – adjusted	158	46	98	(10)	3	295	73
Non-interest expenses – adjusted	1,283	665	364	650	305	3,267	271
Income (loss) before income taxes – adjusted	819	640	244	841	(179)	2,365	182
Income taxes – adjusted	225	171	31	229	(132)	524	23
Net income (loss) – adjusted	594	469	213	612	(47)	1,841	159
Net income attributable to non-controlling interests – adjusted	–	–	–	–	9	9	–
Net income (loss) attributable to equity shareholders – adjusted	594	469	213	612	(56)	1,832	159

Adjusted diluted EPS ($)						$1.94
See previous page for footnote references.

10	CIBC SECOND QUARTER 2023

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,143	$1,303	$591	$1,316	$23	$5,376	$467
Provision for (reversal of) credit losses	273	(4)	55	(14)	(7)	303	43
Non-interest expenses	1,197	655	320	592	350	3,114	253
Income (loss) before income taxes	673	652	216	738	(320)	1,959	171
Income taxes	177	172	36	198	(147)	436	29
Net income (loss)	496	480	180	540	(173)	1,523	142
Net income attributable to non-controlling interests	–	–	–	–	5	5	–
Net income (loss) attributable to equity shareholders	496	480	180	540	(178)	1,518	142
Diluted EPS ($) (5)						$1.62
Impact of items of note (1)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (6)	$(4)	$–	$–	$–	$–	$(4)	$–
Impact of items of note on revenue	(4)	–	–	–	–	(4)	–
Provision for (reversal of) credit losses
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (6)	(94)	–	–	–	–	(94)	–
Impact of items of note on provision for (reversal of) credit losses	(94)	–	–	–	–	(94)	–
Non-interest expenses
Amortization of acquisition-related intangible assets	(4)	–	(17)	–	(3)	(24)	(14)
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (6)	(16)	–	–	–	–	(16)	–
Increase in legal provisions	–	–	–	–	(45)	(45)	–
Impact of items of note on non-interest expenses	(20)	–	(17)	–	(48)	(85)	(14)
Total pre-tax impact of items of note on net income	110	–	17	–	48	175	14
Income taxes
Amortization of acquisition-related intangible assets	–	–	5	–	–	5	4
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (6)	29	–	–	–	–	29	–
Increase in legal provisions	–	–	–	–	12	12	–
Impact of items of note on income taxes	29	–	5	–	12	46	4
Total after-tax impact of items of note on net income	$81	$–	$12	$–	$36	$129	$10
Impact of items of note on diluted EPS ($) (5)						$0.15
Operating results – adjusted (2)
Total revenue – adjusted (3)	$2,139	$1,303	$591	$1,316	$23	$5,372	$467
Provision for (reversal of) credit losses – adjusted	179	(4)	55	(14)	(7)	209	43
Non-interest expenses – adjusted	1,177	655	303	592	302	3,029	239
Income (loss) before income taxes – adjusted	783	652	233	738	(272)	2,134	185
Income taxes – adjusted	206	172	41	198	(135)	482	33
Net income (loss) – adjusted	577	480	192	540	(137)	1,652	152
Net income attributable to non-controlling interests – adjusted	–	–	–	–	5	5	–
Net income (loss) attributable to equity shareholders – adjusted	577	480	192	540	(142)	1,647	152
Adjusted diluted EPS ($) (5)						$1.77
See previous pages for footnote references.

CIBC SECOND QUARTER 2023	11

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the six months ended April 30, 2023	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$4,540	$2,687	$1,354	$2,843	$205	$11,629	$1,003
Provision for credit losses	281	92	346	9	5	733	256
Non-interest expenses	2,564	1,338	734	1,314	1,652	7,602	544
Income (loss) before income taxes	1,695	1,257	274	1,520	(1,452)	3,294	203
Income taxes	469	336	18	411	(60)	1,174	13
Net income (loss)	1,226	921	256	1,109	(1,392)	2,120	190
Net income attributable to non-controlling interests	–	–	–	–	20	20	–
Net income (loss) attributable to equity shareholders	1,226	921	256	1,109	(1,412)	2,100	190
Diluted EPS ($)						$2.15
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(13)	$–	$(34)	$–	$(6)	$(53)	$(25)
Increase in legal provisions	–	–	–	–	(1,055)	(1,055)	–
Impact of items of note on non-interest expenses	(13)	–	(34)	–	(1,061)	(1,108)	(25)
Total pre-tax impact of items of note on net income	13	–	34	–	1,061	1,108	25
Income taxes
Amortization of acquisition-related intangible assets	2	–	9	–	1	12	6
Increase in legal provisions	–	–	–	–	293	293	–
Income tax charge related to the 2022 Canadian Federal budget (4)	–	–	–	–	(545)	(545)	–
Impact of items of note on income taxes	2	–	9	–	(251)	(240)	6
Total after-tax impact of items of note on net income	$11	$–	$25	$–	$1,312	$1,348	$19
Impact of items of note on diluted EPS ($)						$1.48
Operating results – adjusted (2)
Total revenue – adjusted (3)	$4,540	$2,687	$1,354	$2,843	$205	$11,629	$1,003
Provision for credit losses – adjusted	281	92	346	9	5	733	256
Non-interest expenses – adjusted	2,551	1,338	700	1,314	591	6,494	519
Income (loss) before income taxes – adjusted	1,708	1,257	308	1,520	(391)	4,402	228
Income taxes – adjusted	471	336	27	411	(311)	934	19
Net income (loss) – adjusted	1,237	921	281	1,109	(80)	3,468	209
Net income attributable to non-controlling interests – adjusted	–	–	–	–	20	20	–
Net income (loss) attributable to equity shareholders – adjusted	1,237	921	281	1,109	(100)	3,448	209
Adjusted diluted EPS ($)						$3.63
See previous pages for footnote references.

12	CIBC SECOND QUARTER 2023

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the six months ended April 30, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$4,326	$2,600	$1,200	$2,620	$128	$10,874	$946
Provision for (reversal of) credit losses	371	(8)	83	(52)	(16)	378	65
Non-interest expenses	2,349	1,328	638	1,188	634	6,137	503
Income (loss) before income taxes	1,606	1,280	479	1,484	(490)	4,359	378
Income taxes	423	338	73	401	(268)	967	58
Net income (loss)	1,183	942	406	1,083	(222)	3,392	320
Net income attributable to non-controlling interests	–	–	–	–	10	10	–
Net income (loss) attributable to equity shareholders	1,183	942	406	1,083	(232)	3,382	320
Diluted EPS ($) (5)						$3.64
Impact of items of note (1)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (6)	$(4)	$–	$–	$–	$–	$(4)	$–
Impact of items of note on revenue	(4)	–	–	–	–	(4)	–
Provision for (reversal of) credit losses
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (6)	(94)	–	–	–	–	(94)	–
Impact of items of note on provision for (reversal of) credit losses	(94)	–	–	–	–	(94)	–
Non-interest expenses
Amortization of acquisition-related intangible assets	(4)	–	(34)	–	(6)	(44)	(27)
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (6)	(29)	–	–	–	–	(29)	–
Increase in legal provisions	–	–	–	–	(45)	(45)	–
Impact of items of note on non-interest expenses	(33)	–	(34)	–	(51)	(118)	(27)
Total pre-tax impact of items of note on net income	123	–	34	–	51	208	27
Income taxes
Amortization of acquisition-related intangible assets	–	–	9	–	1	10	7
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (6)	32	–	–	–	–	32	–
Increase in legal provisions	–	–	–	–	12	12	–
Impact of items of note on income taxes	32	–	9	–	13	54	7
Total after-tax impact of items of note on net income	$91	$–	$25	$–	$38	$154	$20
Impact of items of note on diluted EPS ($) (5)						$0.17
Operating results – adjusted (2)
Total revenue – adjusted (3)	$4,322	$2,600	$1,200	$2,620	$128	$10,870	$946
Provision for (reversal of) credit losses – adjusted	277	(8)	83	(52)	(16)	284	65
Non-interest expenses – adjusted	2,316	1,328	604	1,188	583	6,019	476
Income (loss) before income taxes – adjusted	1,729	1,280	513	1,484	(439)	4,567	405
Income taxes – adjusted	455	338	82	401	(255)	1,021	65
Net income (loss) – adjusted	1,274	942	431	1,083	(184)	3,546	340
Net income attributable to non-controlling interests – adjusted	–	–	–	–	10	10	–
Net income (loss) attributable to equity shareholders – adjusted	1,274	942	431	1,083	(194)	3,536	340
Adjusted diluted EPS ($) (5)						$3.81
See previous pages for footnote references.

CIBC SECOND QUARTER 2023	13

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP
(adjusted)
pre-provision,
pre-tax
earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2023	Net income	$637	$452	$55	$497	$47	$1,688	$40
Apr. 30	Add: provision for credit losses	123	46	248	19	2	438	183
	Add: income taxes	246	165	(9)	182	(148)	436	(7)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,006	663	294	698	(99)	2,562	216
	Pre-tax impact of items of note (2)	6	–	18	–	(111)	(87)	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,012	$663	$312	$698	$(210)	$2,475	$229
2023	Net income (loss)	$589	$469	$201	$612	$(1,439)	$432	$150
Jan. 31	Add: provision for (reversal of) credit losses	158	46	98	(10)	3	295	73
	Add: income taxes	223	171	27	229	88	738	20
	Pre-provision (reversal), pre-tax earnings (losses) (1)	970	686	326	831	(1,348)	1,465	243
	Pre-tax impact of items of note (2)	7	–	16	–	1,172	1,195	12
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$977	$686	$342	$831	$(176)	$2,660	$255
2022	Net income (loss)	$496	$480	$180	$540	$(173)	$1,523	$142
Apr. 30	Add: provision for (reversal of) credit losses	273	(4)	55	(14)	(7)	303	43
	Add: income taxes	177	172	36	198	(147)	436	29
	Pre-provision (reversal), pre-tax earnings (losses) (1)	946	648	271	724	(327)	2,262	214
	Pre-tax impact of items of note (2)(4)	16	–	17	–	48	81	14
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$962	$648	$288	$724	$(279)	$2,343	$228

$ millions, for the six months ended
2023	Net income (loss)	$1,226	$921	$256	$1,109	$(1,392)	$2,120	$190
Apr. 30	Add: provision for credit losses	281	92	346	9	5	733	256
	Add: income taxes	469	336	18	411	(60)	1,174	13
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,976	1,349	620	1,529	(1,447)	4,027	459
	Pre-tax impact of items of note (2)	13	–	34	–	1,061	1,108	25
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,989	$1,349	$654	$1,529	$(386)	$5,135	$484
2022	Net income (loss)	$1,183	$942	$406	$1,083	$(222)	$3,392	$320
Apr. 30	Add: provision for (reversal of) credit losses	371	(8)	83	(52)	(16)	378	65
	Add: income taxes	423	338	73	401	(268)	967	58
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,977	1,272	562	1,432	(506)	4,737	443
	Pre-tax impact of items of note (2)(4)	29	–	34	–	51	114	27
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$2,006	$1,272	$596	$1,432	$(455)	$4,851	$470
(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)
Excludes the impact of the provision for credit losses for performing loans from the acquisition of the Canadian Costco credit card portfolio, as the amount is included in the add back of provision for (reversal of) credit losses.

14	CIBC SECOND QUARTER 2023

Strategic business units overview
CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups, which all are included within Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting the financial results of our SBUs are provided on page 21 of our 2022 Annual Report.
Canadian Personal and Business Banking
Canadian Personal and Business Banking
provides personal and business clients across Canada with financial advice, services and solutions through banking centres, as well as mobile and online channels to help make their ambitions a reality.
Results
(1)

	For the three months ended			For the six months ended
$ millions	2023 Apr. 30	2023 Jan. 31	2022 Apr. 30	2023 Apr. 30	2022 Apr. 30
Revenue	$2,280	$2,260	$2,143	$4,540	$4,326
Provision for (reversal of) credit losses
Impaired	231	188	141	419	240
Performing	(108)	(30)	132	(138)	131
Total provision for credit losses	123	158	273	281	371
Non-interest expenses	1,274	1,290	1,197	2,564	2,349
Income before income taxes	883	812	673	1,695	1,606
Income taxes	246	223	177	469	423
Net income	$637	$589	$496	$1,226	$1,183
Net income attributable to:
Equity shareholders	$637	$589	$496	$1,226	$1,183
Total revenue
Net interest income	$1,732	$1,709	$1,583	$3,441	$3,170
Non-interest income (2)	548	551	560	1,099	1,156
	$2,280	$2,260	$2,143	$4,540	$4,326
Net interest margin on average interest-earning assets (3)(4)	2.27%	2.16%	2.19%	2.22%	2.18%
Efficiency ratio	55.9%	57.1%	55.8%	56.5%	54.3%
Operating leverage	(0.1)%	(8.5)%	(2.7)%	(4.2)%	(0.4)%
Return on equity (5)	28.3%	26.4%	26.4%	27.3%	31.6%
Average allocated common equity (5)	$9,228	$8,863	$7,710	$9,042	$7,549
Full-time equivalent employees	13,072	13,476	12,872	13,072	12,872
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)	For additional information on the composition, see the “Glossary” section.
(5)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $637 million, up $141 million from the same quarter last year, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.
Net income was up $48 million from the prior quarter, primarily due to higher revenue, a lower provision for credit losses and lower non-interest
expenses.
Net income for the six months ended April 30, 2023 was $1,226 million, up $43 million from the same period in 2022, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.
Revenue
Revenue was up $137 million or 6% from the same quarter last year, primarily due to higher net interest margin and volume growth.
Revenue was up $20 million or 1% from the prior quarter, primarily due to higher net interest margin and volume growth, partially offset by the impact of fewer days in the current quarter.
Revenue for the six months ended April 30, 2023 was up $214 million or 5% from the same period in 2022, primarily due to volume growth, including from the acquisition of the Canadian Costco credit card portfolio, and higher net interest margin, partially offset by lower non-interest income.

CIBC SECOND QUARTER 2023	15

Net interest income was up $149 million or 9% from the same quarter last year, primarily due to higher net interest margin and volume growth.
Non-interest
income was down $12 million or 2%, primarily due to lower fees.
Net interest income was up $23 million or 1% from the prior quarter, primarily due to higher net interest margin and volume growth, partially offset by the impact of fewer days in the current quarter.
Non-interest
income was down $3 million or 1%, primarily due to lower fees.
Net interest income for the six months ended April 30, 2023 was up $271 million or 9% from the same period in 2022, primarily due to volume growth, including from the acquisition of the Canadian Costco credit card portfolio, and higher net interest margin.
Non-interest
income was down $57 million or 5%, primarily due to lower fees.
Net interest margin on average interest-earning assets was up 8 basis points from the same quarter last year, mainly due to higher deposit margins, partially offset by lower loan margins.
Net interest margin on average interest-earning assets was up 11 basis points from the prior quarter, mainly due to higher deposit margins.
Net interest margin on average interest-earning assets for the six months ended April 30, 2023 was up 4 basis points from the same period in 2022, mainly due to higher deposit margins, partially offset by lower loan margins.
Provision for (reversal of) credit losses
Provision for credit losses was down $150 million from the same quarter last year. The current quarter included a provision reversal on performing loans due to a favourable change in our economic outlook as it pertains to our unsecured retail portfolios, partially offset by an unfavourable change related to residential mortgages, while the same quarter last year included a provision for credit losses driven by an unfavourable change in our economic outlook and the acquisition of the Canadian Costco credit card portfolio. Provision for credit losses on impaired loans was up, primarily due to higher write-offs in the personal lending and credit cards portfolios.
Provision for credit losses was down $35 million from the prior quarter. Provision reversal on performing loans was up mainly due to unfavourable credit migration in the prior quarter. A favourable change in our economic outlook pertaining to our unsecured retail portfolios was partially offset by an unfavourable change related to residential mortgages. Provision for credit losses on impaired loans was up, primarily due to higher write-offs in the personal lending and credit cards portfolios.
Provision for credit losses for the six months ended April 30, 2023 was down $90 million from the same period in 2022. The current period included a provision reversal on performing loans due to a more favourable change in our economic outlook compared to the same period last year, which also included a provision related to the acquisition of the Canadian Costco credit card portfolio. Provision for credit losses on impaired loans was up, primarily due to higher write-offs in the personal lending and credit cards portfolios.
Non-interest
expenses
Non-interest
expenses were up $77 million or 6% from the same quarter last year, primarily due to higher spending on strategic initiatives and higher employee-related compensation.
Non-interest
expenses were down $16 million or 1% from the prior quarter, primarily due to lower employee-related compensation due in part to fewer days in the current quarter.
Non-interest
expenses for the six months ended April 30, 2023 were up $215 million or 9% from the same period in 2022, primarily due to higher spending on strategic initiatives, including from the acquisition of the Canadian Costco credit card portfolio, and higher employee-related compensation.
Income taxes
Income taxes were up $69 million from the same quarter last year, and were up $23 million from the prior quarter, primarily due to higher income.
Income taxes for the six months ended April 30, 2023 were up $46 million from the same period in 2022, primarily due to higher income.

16	CIBC SECOND QUARTER 2023

Canadian Commercial Banking and Wealth Management
Canadian Commercial Banking and Wealth Management
provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth
individuals and families across Canada, as well as asset management services to institutional investors.
Results
(1)

	For the three months ended			For the six months ended
$ millions	2023 Apr. 30	2023 Jan. 31	2022 Apr. 30	2023 Apr. 30	2022 Apr. 30
Revenue
Commercial banking	$620	$621	$541	$1,241	$1,073
Wealth management	716	730	762	1,446	1,527
Total revenue	1,336	1,351	1,303	2,687	2,600
Provision for (reversal of) credit losses
Impaired	33	26	–	59	(1)
Performing	13	20	(4)	33	(7)
Total provision for (reversal of) credit losses	46	46	(4)	92	(8)
Non-interest expenses	673	665	655	1,338	1,328
Income before income taxes	617	640	652	1,257	1,280
Income taxes	165	171	172	336	338
Net income	$452	$469	$480	$921	$942
Net income attributable to:
Equity shareholders	$452	$469	$480	$921	$942
Total revenue
Net interest income	$453	$464	$401	$917	$778
Non-interest income (2)	883	887	902	1,770	1,822
	$1,336	$1,351	$1,303	$2,687	$2,600
Net interest margin on average interest-earning assets (3)(4)	3.49%	3.49%	3.36%	3.49%	3.34%
Efficiency ratio	50.4%	49.2%	50.2%	49.8%	51.1%
Operating leverage	(0.3)%	5.4%	7.1%	2.6%	4.4%
Return on equity (5)	22.1%	21.4%	24.0%	21.8%	23.6%
Average allocated common equity (5)	$8,379	$8,682	$8,182	$8,533	$8,035
Full-time equivalent employees (6)	5,312	5,351	5,449	5,312	5,449
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)	For additional information on the composition, see the “Glossary” section.
(5)	For additional information, see the “Non-GAAP measures” section.
(6)
In the first quarter of 2023, 389 full-time equivalent employees related to Business Contact Centre were transferred to Corporate and Other, with no financial impact as the related costs were allocated back to Canadian Commercial Banking and Wealth Management after the transfer through our business unit allocation process.

Financial overview
Net income for the quarter was $452 million, down $28 million from the same quarter last year, primarily due to a provision for credit losses in the current quarter compared with a provision reversal in the prior year quarter, and higher non-interest expenses, partially offset by higher revenue.
Net income was down $17 million from the prior quarter, primarily due to lower revenue and higher non-interest
expenses.
Net income for the six months ended April 30, 2023 was $921 million, down $21 million from the same period in 2022, primarily due to a provision for credit losses in the current period compared with a provision reversal in the prior period, and higher non-interest
expenses, partially offset by higher revenue.
Revenue
Revenue was up $33 million or 3% from the same quarter last year.
Commercial banking revenue was up $79 million, primarily due to volume growth, higher deposit margins, and higher fees.
Wealth management revenue was down $46 million, primarily due to lower commission revenue from decreased client activity, and lower deposit volume.
Revenue was down $15 million from the prior quarter.
Commercial banking revenue was down $1 million, primarily due to the impact of fewer days in the current quarter, partially offset by volume growth, higher fees and higher deposit margins.
Wealth management revenue was down $14 million, primarily due to lower commission revenue from decreased client activity, lower deposit volume, and lower fee-based revenue from market depreciation.
Revenue for the six months ended April 30, 2023 was up $87 million or 3% from the same period in 2022.
Commercial banking revenue was up $168 million, primarily due to volume growth, higher deposit margins, and higher fees.
Wealth management revenue was down $81 million, primarily due to lower commission revenue from decreased client activity and lower deposit volume.

CIBC SECOND QUARTER 2023	17

Net interest margin on average interest-earning assets was up 13 basis points from the same quarter last year, primarily due to higher deposit margins, partially offset by lower loan margins.
Net interest margin on average interest-earning assets was comparable to the prior quarter.
Net interest margin on average interest-earning assets for the six months ended April 30, 2023 was up 15 basis points from the same period in 2022, mainly due to higher deposit margins, partially offset by lower loan margins.
Provision for (reversal of) credit losses
Provision for credit losses in the current quarter was $46 million, compared with a provision reversal of $4 million in the same quarter last year. The current quarter included a provision for credit losses on performing loans largely due to an unfavourable change in our economic outlook, while the same quarter last year included a modest provision reversal. Provision for credit losses on impaired loans was up due to higher provisions in the retail and wholesale sector, and the education, health and social services sector.
Provision for credit losses was comparable with the prior quarter. Provision for credit losses on performing loans was down mainly due to a model parameter update in the prior quarter. Provision for credit losses on impaired loans was up due to higher provisions in the retail and wholesale sector.
Provision for credit losses for the six months ended April 30, 2023 was up $100 million from the same period in 2022. The current period included a provision for credit losses on performing loans due to an unfavourable change in our economic outlook and unfavourable credit migration, while the same period last year included a small provision reversal. The current period included a higher provision for credit losses on impaired loans attributable to the retail and wholesale sector, and the education, health and social services sector.
Non-interest
expenses
Non-interest
expenses were up $18 million or 3% from the same quarter last year, primarily due to higher spending on strategic initiatives and the timing of expenditures, partially offset by lower performance-based compensation.
Non-interest
expenses were up $8 million or 1% from the prior quarter, primarily due to higher performance-based compensation and employee-related compensation, and higher spending on strategic initiatives.
Non-interest
expenses for the six months ended April 30, 2023 were up $10 million or 1% from the same period in 2022, primarily due to higher spending on strategic initiatives, partially offset by lower performance-based compensation.
Income taxes
Income taxes were down $7 million from the same quarter last year, and were down $6 million from the prior quarter, primarily due to lower income.
Income taxes for the six months ended April 30, 2023 were comparable to the same period in 2022.

18	CIBC SECOND QUARTER 2023

U.S. Commercial Banking and Wealth Management
U.S. Commercial Banking and Wealth Management
provides high-touch, relationship-oriented banking and wealth management services across the U.S., focused on middle-market and mid-corporate
companies, entrepreneurs,
high-net-worth
individuals and families, as well as personal and small business banking services in four U.S. Midwestern markets.
Results in Canadian dollars
(1)

	For the three months ended				For the six months ended
$ millions	2023 Apr. 30	2023 Jan. 31	2022 Apr. 30		2023 Apr. 30	2022 Apr. 30
Revenue
Commercial banking	$430	$442	$389		$872	$793
Wealth management	218	264	202	(2)	482	407	(2)
Total revenue (3)	648	706	591		1,354	1,200
Provision for credit losses
Impaired	100	41	34		141	64
Performing	148	57	21		205	19
Total provision for credit losses	248	98	55		346	83
Non-interest expenses	354	380	320		734	638
Income before income taxes	46	228	216		274	479
Income taxes	(9)	27	36		18	73
Net income	$55	$201	$180		$256	$406
Net income attributable to:
Equity shareholders	$55	$201	$180		$256	$406
Total revenue (3)
Net interest income	$460	$476	$385		$936	$774
Non-interest income	188	230	206		418	426
	$648	$706	$591		$1,354	$1,200
Average allocated common equity (4)	$11,472	$11,461	$10,230		$11,466	$10,063
Full-time equivalent employees	2,595	2,500	2,277		2,595	2,277
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Includes revenue related to the U.S. Paycheck Protection Program (PPP).
(3)
Included $1 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank for the quarter ended April 30, 2023 (January 31, 2023: $1 million; April 30, 2022: $2 million) and $2 million for the six months ended April 30, 2023 (April 30, 2022: $5 million).

(4)	For additional information, see the “Non-GAAP measures” section.
Results in U.S. dollars
(1)

	For the three months ended			For the six months ended
US$ millions	2023 Apr. 30	2023 Jan. 31	2022 Apr. 30	2023 Apr. 30	2022 Apr. 30
Revenue
Commercial banking	$317	$329	$307	$646	$625
Wealth management	160	197	160 (2)	357	321 (2)
Total revenue (3)	477	526	467	1,003	946
Provision for credit losses
Impaired	73	31	27	104	50
Performing	110	42	16	152	15
Total provision for credit losses	183	73	43	256	65
Non-interest expenses	261	283	253	544	503
Income before income taxes	33	170	171	203	378
Income taxes	(7)	20	29	13	58
Net income	$40	$150	$142	$190	$320
Net income attributable to:
Equity shareholders	$40	$150	$142	$190	$320
Total revenue (3)
Net interest income	$338	$355	$304	$693	$610
Non-interest income	139	171	163	310	336
	$477	$526	$467	$1,003	$946
Net interest margin on average interest-earning assets (4)(5)	3.41%	3.54%	3.39%	3.47%	3.42%
Efficiency ratio	54.7%	53.7%	54.1%	54.2%	53.2%
Operating leverage	(1.0)%	(3.1)%	(6.7)%	(2.0)%	(6.0)%
Return on equity (6)	2.0%	7.0%	7.2%	4.5%	8.1%
Average allocated common equity (6)	$8,456	$8,535	$8,075	$8,496	$7,931
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Includes revenue related to the U.S. PPP.
(3)
Included nil of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank for the quarter ended April 30, 2023 (January 31, 2023: US$1 million; April 30, 2022: US$2 million) and US$1 million for the six months ended April 30, 2023 (April 30, 2022: US$4 million).

(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)	For additional information on the composition, see the “Glossary” section.
(6)	For additional information, see the “Non-GAAP measures” section.

CIBC SECOND QUARTER 2023	19

Financial overview
Net income for the quarter was $55 million (US$40 million), down $125 million (US$102 million or 72%) from the same quarter last year, primarily due to a higher provision for credit losses and higher non-interest
expenses, partially offset by higher revenue.
Net income was down $146 million (US$110 million or 73%) from the prior quarter, primarily due to a higher provision for credit losses and lower revenue, partially offset by lower non-interest
expenses.
Net income for the six months ended April 30, 2023 was $256 million (US$190 million), down $150 million from the same period in 2022, primarily due to higher provision for credit losses and higher non-interest expenses, partially offset by higher revenue.
Revenue
Revenue was up US$10 million or 2% from the same quarter last year.
Commercial banking revenue was up US$10 million, primarily due to loan growth, partially offset by lower net interest margin and lower fees.
Wealth management revenue was comparable to the prior year quarter, as higher deposit margins were offset by lower asset management fees.
Revenue was down US$49 million or 9% from the prior quarter.
Commercial banking revenue was down US$12 million, primarily due to the impact of fewer days in the quarter and a decrease in deposit volume, partially offset by an increase in loan volume.
Wealth management revenue was down US$37 million, primarily due to higher annual performance-based mutual fund fees recognized in the prior quarter.
Revenue for the six months ended April 30, 2023 was up US$57 million or 6% from the same period in 2022.
Commercial banking revenue was up US$21 million, primarily due to volume growth, partially offset by lower net interest margin and lower fees.
Wealth management revenue was up US$36 million, primarily due to higher deposit margins.
Net interest margin on average interest-earning assets was up 2 basis points from the same quarter last year, primarily due to higher deposit margins, partially offset by lower loan margins and lower loan repayment fees.
Net interest margin on average interest-earning assets was down 13 basis points from the prior quarter, primarily due to lower loan margins and a decrease in deposit volumes.
Net interest margin on average interest-earning assets for the six months ended April 30, 2023 was up 5 basis points from the same period in 2022, primarily due to higher deposit margins, partially offset by lower loan margins.
Provision for (reversal of) credit losses
Provision for credit losses was up US$140 million from the same quarter last year. Provision for credit losses on performing loans was up due to an unfavourable change in our economic outlook for the U.S. real estate and construction sector and unfavourable credit migration across various sectors. Provision for credit losses on impaired loans was up due to higher provisions in the real estate and construction sector.
Provision for credit losses was up US$110 million from the prior quarter. Provision for credit losses on performing loans was up due to an unfavourable change in our economic outlook for the U.S. real estate and construction sector and unfavourable credit migration in the current quarter, partially offset by a provision increase related to parameter updates in the prior quarter. Provision for credit losses on impaired loans was up due to higher provisions in the real estate and construction sector.
Provision for credit losses for the six months ended April 30, 2023 was up US$191 million from the same period in 2022. Provision for credit losses on performing loans was up due to an unfavourable change in our economic outlook for the U.S. real estate and construction sector, unfavourable credit migration across various sectors and parameter updates. Provision for credit losses on impaired loans was up due to higher provisions in the real estate and construction, and the hardware and software sectors.
Non-interest
expenses
Non-interest
expenses were up US$8 million or 3% from the same quarter last year, primarily due to higher employee-related compensation, partially offset by lower professional fees and lower performance-based compensation.
Non-interest
expenses were down US$22 million or 8% from the prior quarter, primarily due to lower performance-based compensation.
Non-interest expenses for the six months ended April 30, 2023 were up US$41 million or 8% from the same period in 2022, primarily due to higher employee-related and performance-based compensation.
Income taxes
Income tax benefit of US$7 million was recognized for the quarter, while an income tax expense of US$29 million was recognized for the same quarter in the prior year. The income tax expense was down US$36 million from the same quarter last year, and was down US$27 million from the prior quarter, primarily due to lower income.
Income taxes for the six months ended April 30, 2023 were down US$45 million from the same period in 2022, primarily due to lower income.

20	CIBC SECOND QUARTER 2023

Capital Markets
Capital Markets
provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked
research to our clients around the world. It includes Direct Financial Services which focuses on expanding CIBC’s digital capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.
Results
(1)

	For the three months ended			For the six months ended
$ millions	2023 Apr. 30	2023 Jan. 31	2022 Apr. 30	2023 Apr. 30	2022 Apr. 30
Revenue
Global markets	$669	$786	$675	$1,455	$1,347
Corporate and investment banking	395	389	418	784	828
Direct financial services	298	306	223	604	445
Total revenue (2)	1,362	1,481	1,316	2,843	2,620
Provision for (reversal of) credit losses
Impaired	4	(11)	2	(7)	(11)
Performing	15	1	(16)	16	(41)
Total provision for (reversal of) credit losses	19	(10)	(14)	9	(52)
Non-interest expenses	664	650	592	1,314	1,188
Income before income taxes	679	841	738	1,520	1,484
Income taxes (2)	182	229	198	411	401
Net income	$497	$612	$540	$1,109	$1,083
Net income attributable to:
Equity shareholders	$497	$612	$540	$1,109	$1,083
Efficiency ratio	48.8%	43.9%	44.9%	46.2%	45.3%
Operating leverage	(8.8)%	4.6%	0.2%	(2.1)%	(1.4)%
Return on equity (3)	22.8%	25.9%	25.4%	24.4%	25.4%
Average allocated common equity (3)	$8,919	$9,379	$8,702	$9,153	$8,589
Full-time equivalent employees	2,339	2,330	2,290	2,339	2,290
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of $64 million for the quarter ended April 30, 2023 (January 31, 2023: $62 million; April 30, 2022: $53 million) and $126 million for the six months ended April 30, 2023 (April 30, 2022: $112 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $497 million, down $43 million from the same quarter last year, primarily due to higher non-interest
expenses and a provision for credit losses in the current quarter compared with a provision reversal in the prior year quarter, partially offset by higher revenue.
Net income was down $115 million from the prior quarter, primarily due to lower revenue and a provision for credit losses in the current quarter compared with a provision reversal in the prior quarter and higher non-interest expenses.
Net income for the six months ended April 30, 2023 was $1,109 million, up $26 million from the same period in 2022, primarily due to higher revenue, partially offset by higher non-interest
expenses and a provision for credit losses in the current period compared with a provision reversal in the prior period.
Revenue
Revenue was up $46 million or 3% from the same quarter last year.
Global markets revenue was down $6 million, primarily due to lower equity derivatives trading revenue, partially offset by higher financing revenue and higher revenue from commodities trading.
Corporate and investment banking revenue was down $23 million, primarily due to lower equity and debt underwriting activity, partially offset by higher corporate banking revenue.
Direct financial services revenue was up $75 million, primarily due to higher revenue from Simplii Financial.
Revenue was down $119 million or 8% from the prior quarter.
Global markets revenue was down $117 million, primarily due to lower revenue from fixed income and foreign exchange trading.
Corporate and investment banking revenue was up $6 million, primarily due to higher advisory revenue and debt underwriting activity, partially offset by lower corporate banking revenue and lower equity underwriting activity.
Direct financial services revenue was down $8 million, primarily due to lower trading volumes in direct investing and lower revenue from Simplii Financial.
Revenue for the six months ended April 30, 2023 was up $223 million or 9% from the same period in 2022.
Global markets revenue was up $108 million, primarily due to higher revenue from fixed income, commodities and foreign exchange trading, and higher financing revenue, partially offset by lower equity derivatives trading revenue.
Corporate and investment banking revenue was down $44 million, primarily due to lower debt and equity underwriting activity, partially offset by higher corporate banking revenue.
Direct financial services revenue was up $159 million, primarily due to higher revenue from Simplii Financial and higher volumes and growth in our foreign exchange and payments business, partially offset by lower trading volumes in direct investing.

CIBC SECOND QUARTER 2023	21

Provision for (reversal of) credit losses
Provision for credit losses in the current quarter was $19 million, compared with a provision reversal of $14 million in the same quarter last year. The current quarter included a provision for credit losses on performing loans due to an unfavourable change in our economic outlook and unfavourable credit migration, while the same quarter last year included a provision reversal due to a favourable change in our economic outlook. Provision for credit losses on impaired loans was up slightly from the same quarter last year.
Provision for credit losses in the current quarter was $19 million, compared with a provision reversal of $10 million in the prior quarter. Provision for credit losses on performing loans was up to due to an unfavourable change in our economic outlook and unfavourable credit migration. The current quarter included a modest provision for credit losses on impaired loans, while the prior quarter included a provision reversal attributable to the utilities sector.
Provision for credit losses for the six months ended April 30, 2023 was $9 million, compared with a provision reversal of $52 million from the same period in 2022. The current period included a provision for credit losses on performing loans due to an unfavourable change in our economic outlook and unfavourable credit migration, while the same period last year included a provision reversal due to a favourable change in our economic outlook. Provision reversal for credit losses on impaired loans was down modestly.
Non-interest
expenses
Non-interest
expenses were up $72 million or 12% from the same quarter last year, primarily due to higher spending on strategic initiatives, and higher employee-related and performance-based compensation.
Non-interest
expenses were up $14 million or 2% from the prior quarter, primarily due to higher spending on strategic initiatives, partially offset by lower performance-based and employee-related compensation.
Non-interest
expenses for the six months ended April 30, 2023 were up $126 million or 11% from the same period in 2022, primarily due to higher spending on strategic initiatives, and higher employee-related and performance-based compensation.
Income taxes
Income taxes were down $16 million from the same quarter last year, and were down $47 million from the prior quarter, primarily due to lower income.
Income taxes for the six months ended April 30, 2023 were up $10 million from the same period in 2022, primarily due to higher income.
Corporate and Other
Corporate and Other
includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.
Results
(1)

	For the three months ended			For the six months ended
$ millions	2023 Apr. 30	2023 Jan. 31	2022 Apr. 30	2023 Apr. 30	2022 Apr. 30
Revenue
International banking	$238	$239	$179	$477	$369
Other	(162)	(110)	(156)	(272)	(241)
Total revenue (2)	76	129	23	205	128
Provision for (reversal of) credit losses
Impaired	11	15	19	26	30
Performing	(9)	(12)	(26)	(21)	(46)
Total provision for (reversal of) credit losses	2	3	(7)	5	(16)
Non-interest expenses	175	1,477	350	1,652	634
Loss before income taxes	(101)	(1,351)	(320)	(1,452)	(490)
Income taxes (2)	(148)	88	(147)	(60)	(268)
Net income (loss)	$47	$(1,439)	$(173)	$(1,392)	$(222)
Net income (loss) attributable to:
Non-controlling interests	$11	$9	$5	$20	$10
Equity shareholders	36	(1,448)	(178)	(1,412)	(232)
Full-time equivalent employees	25,355	25,873	24,926	25,355	24,926
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Revenue and income taxes of Capital Markets are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $64 million for the quarter ended April 30, 2023 (January 31, 2023: $62 million; April 30, 2022: $53 million) and $126 million for the six months ended April 30, 2023 (April 30, 2022: $112 million).

Financial overview
Net income for the quarter was $47 million, compared with a net loss of $173 million in the same quarter last year, primarily due to lower non-interest
expenses and higher revenue, partially offset by a provision for credit losses in the current quarter compared with a provision reversal in the same quarter last year.
Net income for the quarter was $47 million, compared with a net loss of $1,439 million in the prior quarter, primarily due to lower non-interest
expenses, partially offset by lower revenue. The prior quarter included an increase in legal provisions, while the current quarter included an adjustment to reduce these legal provisions, both shown as items of note.
Net loss for the six months ended April 30, 2023 was $1,392 million, compared with a net loss of $222 million from the same period in 2022, primarily due to higher non-interest
expenses and a provision for credit losses in the current period compared with a provision reversal in the prior period, partially offset by higher revenue.

22	CIBC SECOND QUARTER 2023

Revenue
Revenue was up $53 million or 230% from the same quarter last year.
International banking revenue was up $59 million, primarily due to higher net interest margin and foreign exchange translation.
Other revenue was down $6 million, primarily due to lower treasury revenue, partially offset by higher revenue from our portfolio investments.
Revenue was down $53 million or 41% from the prior quarter.
International banking revenue was down $1 million, primarily due to higher provision for credit losses on debt securities, the impact of fewer days in the current quarter and lower fees, partially offset by higher net interest margin and the impact of foreign currency translation.
Other revenue was down $52 million, as the prior quarter included higher treasury revenue, partially offset by higher revenue from our portfolio investments in the current quarter.
Revenue for the six months ended April 30, 2023 was up $77 million or 60% from the same period in 2022.
International banking revenue was up $108 million, primarily due to higher net interest margin and foreign exchange translation.
Other revenue was down $31 million, primarily due to lower treasury revenue and a higher TEB adjustment, partially offset by higher revenue from our portfolio investments.
Provision for (reversal of) credit losses
Provision for credit losses in the current quarter was $2 million, compared with a provision reversal of $7 million in the same quarter last year. Provision reversal on performing loans was down as the same quarter last year included a favourable impact resulting from model parameter updates. Provision for credit losses on impaired loans was down due to lower provisions in CIBC FirstCaribbean.
Provision for credit losses was down $1 million from the prior quarter, as a decrease in provision for credit losses on impaired loans was partially offset by a decrease in provision reversal on performing loans.
Provision for credit losses for the six months ended April 30, 2023 was up $21 million from the same period in 2022. Provision reversal on performing loans was down as the same periods last year included a favourable impact resulting from model parameter updates. Provision for credit losses on impaired loans was down due to lower provisions in CIBC FirstCaribbean.
Non-interest
expenses
Non-interest
expenses were down $175 million or 50% from the same quarter last year, primarily due to an adjustment to reduce legal provisions in the current quarter, shown as an item of note. The same quarter last year included an increase in legal provisions, shown as an item of note.
Non-interest
expenses were down $1,302 million or 88% from the prior quarter, primarily due to a decrease in legal provisions in the current quarter, as noted above. The prior quarter included an increase in legal provisions, as noted above.
Non-interest expenses for the six months ended April 30, 2023 were up $1,018 million or 161% from the same period in 2022, primarily due to an increase in legal provisions in the first quarter of 2023, shown as an item of note.
Income taxes
Income tax benefit was comparable to the same quarter last year.
Income tax benefit was up $236 million from the prior quarter, primarily due to the income tax charge taken in the prior quarter to recognize the CRD tax and the 1.5% tax rate increase, which was shown as an item of note, and partially offset by the impact of lower losses before income taxes.
Income tax benefit for the six months ended April 30, 2023 was down $208 million from the same period in 2022, primarily due to the CRD tax and the retroactive impact of the 1.5% tax rate increase in the current period, partially offset by the impact of higher losses before income taxes.

CIBC SECOND QUARTER 2023	23

Financial condition
Review of condensed consolidated balance sheet

$ millions, as at	2023 Apr. 30	2022 Oct. 31
Assets
Cash and deposits with banks	$53,291	$63,861
Securities	193,003	175,879
Securities borrowed and purchased under resale agreements	80,047	84,539
Loans and acceptances, net of allowance for credit losses	538,273	528,657
Derivative instruments	28,964	43,035
Other assets	41,661	47,626
	$935,239	$943,597
Liabilities and equity
Deposits	$705,917	$697,572
Obligations related to securities lent, sold short and under repurchase agreements	98,419	97,308
Derivative instruments	36,401	52,340
Other liabilities	36,381	39,703
Subordinated indebtedness	6,615	6,292
Equity	51,506	50,382
	$935,239	$943,597
Assets
As at April 30, 2023, total assets were down $8.4 billion or 1% from October 31, 2022, of which approximately $2 billion was due to the depreciation of the U.S. dollar.
Cash and deposits with banks decreased by $10.6 billion or 17%, primarily due to lower short-term placements in Treasury.
Securities increased by $17.1 billion or 10%, primarily due to increases in debt security portfolios in Treasury and corporate equity securities.
Securities borrowed and purchased under resale agreements decreased by $4.5 billion or 5%, primarily due to client-driven activities.
Loans and acceptances, net of allowance, increased by $9.6 billion or 2%, primarily due to increases in business and government loans, which was net of the impact of foreign exchange translation, and Canadian residential mortgages.
Derivative instruments decreased by $14.1 billion or 33%, largely driven by decreases in foreign exchange, other commodity, and interest rate derivatives valuation.
Other assets decreased by $6.0 billion or 13%, primarily due to decreases in collateral pledged for derivatives and broker receivables, partially offset by increases in accrued interest receivable and precious metals.
Liabilities
As at April 30, 2023, total liabilities were down $9.5 billion or 1% from October 31, 2022, of which approximately $2 billion was due to the depreciation of the U.S. dollar.
Deposits increased by $8.3 billion or 1%, primarily due to increased domestic retail volume growth, business and government deposits, and wholesale funding. Further details on the composition of deposits are provided in Note 7 to our interim consolidated financial statements.
Obligations related to securities lent, sold short and under repurchase agreements increased by $1.1 billion or 1%, primarily due to client-driven
activities.
Derivative instruments decreased by $15.9 billion or 30%, largely driven by decreases in foreign exchange, interest rate, and other commodity derivatives valuation.
Other liabilities decreased by $3.3 billion or 8%, primarily due to decreases in collateral pledged for derivatives, settlement of employee compensation and benefits accruals, and acceptances, partially offset by an increase in accrued interest payable.
Subordinated indebtedness increased by $0.3 billion or 5% due to the issuance of subordinated indebtedness during prior and current quarters, partially offset by the redemption of subordinated indebtedness in the current quarter. For further details see the “Capital management” section.
Equity
As at April 30, 2023, equity increased by $1.1 billion or 2% from October 31, 2022, primarily due to the issuance of common shares primarily related to our shareholder investment plan and a net increase in retained earnings from net income that exceeded dividends and distributions.

24	CIBC SECOND QUARTER 2023

Capital management
Our overall capital management objective is to maintain a strong and efficient capital base. For additional details on capital management, see pages 35 to 46 of our 2022 Annual Report.
Regulatory capital requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the BCBS.
Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.
Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability
of the financial institution.
OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC has been designated by OSFI as a domestic systemically important bank
(D-SIB)
in Canada.
D-SIBs
are subject to a CET1 surcharge equal to 1.0% of RWA. In addition, OSFI expects
D-SIBs
to hold a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB is currently set at 3.0%, but can range from 0% to 4.0% of RWA (see the “Continuous enhancement to regulatory capital requirements” section for additional details). Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures. OSFI’s current targets are summarized below:

As at April 30, 2023	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets (1)	Domestic Stability Buffer (2)	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	3.0%	11.0%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	3.0%	12.5%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	3.0%	14.5%
(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at April 30, 2023.
(2)	The DSB was increased to 3.0% effective February 1, 2023. See the “Continuous enhancement to regulatory capital requirements” section for additional details.
Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements included in our 2022 Annual Report. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

CIBC SECOND QUARTER 2023	25

Continuous enhancement to regulatory capital requirements
The BCBS and OSFI have published a number of proposals for changes to the existing regulatory capital requirements to strengthen the regulation, supervision, and practices of banks, with the overall objective of enhancing financial stability (see page 39 of our 2022 Annual Report). The discussion below provides a summary of Basel III reforms and revised Pillar 3 disclosure requirements and BCBS and OSFI publications that have been issued since our 2022 Annual Report.
Basel III reforms and revised Pillar 3 disclosure requirements
On January 31, 2022, OSFI released final capital, leverage, liquidity and disclosure guidelines that incorporate the final Basel III reforms, as well as certain updates to the treatment of credit valuation adjustments (CVA), market risk hedges of other valuation adjustments of over-the-counter
(OTC) derivatives and management of operational risk. Primary changes include:
•	Revisions to both the internal ratings-based (IRB) approach and standardized approach to credit risk;
•	Revised operational risk framework based on income and historical operational losses;
•	Revised market risk and CVA frameworks;
•	Updated CET1 capital deductions for certain assets;
•	An updated capital output floor based on the revised standardized approach noted above, with the phase-in of the floor factor over three years commencing in the second quarter of 2023;
•	Modification to the leverage ratio framework, including a buffer requirement for D-SIBs; and
•	Enhancements to the LAR Guideline, including changes to net cumulative cash flow (NCCF) requirements.
These changes were implemented in the second quarter of 2023, with the exceptions of revisions to the CVA and market risk frameworks, which will be implemented in the first quarter of 2024. In addition, related revisions to existing Pillar 3 disclosure requirements were implemented in the second quarter of 2023, and new Pillar 3 disclosures will be implemented in the fourth quarter of 2023 for
D-SIBs.
The impact to the CET1 ratio from the Basel III reforms are noted below in the “Regulatory capital and ratios” section.
On November 11, 2021, the BCBS published “Revisions to market risk disclosure requirements”, which included a number of adjustments to reflect the revised market risk framework introduced in January 2019. OSFI requires implementation of the 2019 market risk framework in the first quarter of 2024.
Domestic Stability Buffer
On December 8, 2022, OSFI announced an increase to the upper limit of the DSB’s range from 2.5% to 4.0% of total RWA in response to existing market conditions and elevated economic uncertainties. OSFI also expects D-SIBs to hold a DSB of 3.0%, which was increased from 2.5% effective February 1, 2023. As a result, this increased OSFI’s target capital ratios, including all buffers, for CET1, Tier 1 and Total capital to 11.0%, 12.5% and 14.5% respectively, effective February 1, 2023.
We continue to monitor and prepare for developments impacting regulatory capital requirements and disclosures.
Regulatory capital and ratios
Our regulatory capital levels and ratios are summarized below:

$ millions, as at	2023 Apr. 30	2022 Oct. 31
CET1 capital (1)	$38,176	$37,005
Tier 1 capital (1)	43,117	41,946
Total capital (1)	49,809	48,263

RWA consist of:
Credit risk	$272,257	$273,076
Market risk	7,392	9,230
Operational risk	41,539	33,328
Total RWA	$321,188	$315,634

CET1 ratio	11.9%	11.7%
Tier 1 capital ratio	13.4%	13.3%
Total capital ratio	15.5%	15.3%
(1)
The 2022 results included the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020, which results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital subject to certain scalars and limitations. The transitional arrangement no longer applied, beginning in the first quarter of 2023. The April 30, 2023 ratios reflect the impacts from the implementation of Basel III reforms (see the “Continuous enhancement to regulatory capital requirements” section).

CET1 ratio
The CET1 ratio at April 30, 2023 increased 0.2% from October 31, 2022, driven by the impact of an increase in CET 1 capital, partially offset by an increase in RWA.
The increase in CET1 capital was mainly due to the increase in common shares primarily related to our shareholder investment plan, internal capital generation (net income less dividends and distributions), and the increase in AOCI related to debt securities measured at fair value through other comprehensive income, partially offset by the impact of foreign currency translation.
The increase in RWA was due to an increase in operational risk RWA, partially offset by a decrease in market risk and credit risk RWA. The net impact to RWA from the Basel III reforms implemented in the second quarter of 2023 was not significant, as the resulting increase in operational risk RWA was largely offset by a reduction to credit risk RWA. The increase in operational risk RWA was mainly from the treatment of the legal provisions, shown as items of note in the first and second quarter of 2023, as operational losses under the revised operational risk framework pursuant to the Basel III reforms. There was a modest net decrease in credit risk RWA because the reduction from the implementation of the Basel III reforms, together with the benefit of a risk transfer transaction, was offset by increases in asset size and credit migration. The decrease in market risk RWA was largely the result of a decrease in risk levels and model updates.

26	CIBC SECOND QUARTER 2023

Tier 1 capital ratio
The Tier 1 capital ratio at April 30, 2023 increased 0.1% from October 31, 2022, primarily due to the factors affecting the CET1 ratio noted above.
Total capital ratio
The Total capital ratio at April 30, 2023 increased 0.2% from October 31, 2022, primarily due to the factors affecting the Tier 1 capital ratio noted above and the net increase in Tier 2 capital instruments. See the “Capital initiatives” section for further details.
Leverage ratio
The Basel III capital standards include a
non-risk-based
capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the standards as the sum of:
(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).
Effective February 1, 2023,
D-SIBs
are expected to have leverage ratios that meet or exceed 3.5%, including a leverage ratio buffer introduced under the modified Leverage Ratio framework as part of Basel III reforms as noted above. This minimum may be higher for certain institutions at OSFI’s discretion.

$ millions, as at	2023 Apr. 30	2022 Oct. 31
Tier 1 capital	$43,117	$41,946
Leverage ratio exposure (1)	1,029,885	961,791
Leverage ratio	4.2%	4.4%
(1)
The temporary exclusion of Central bank reserves from the leverage ratio exposure measure in response to the onset of the
COVID-19
pandemic was no longer applicable beginning in the second quarter of 2023.

The leverage ratio at April 30, 2023 decreased 0.2% from October 31, 2022, as the impact of an increase in Tier 1 capital was more than offset by the impact of an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by the discontinuation of the temporary exclusion of Central bank reserves from the on-balance sheet exposure measure.
Total loss absorbing capacity requirements
OSFI also requires
D-SIBs
to maintain a supervisory target total loss absorbing capacity (TLAC) ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio).
TLAC is required to ensure that a
non-viable
D-SIB
has sufficient loss absorbing capacity to support its recapitalization. This would, in turn, facilitate an orderly resolution of the
D-SIB
while minimizing adverse impacts on the financial sector stability and taxpayers. TLAC is defined as the aggregate of total capital and other TLAC instruments primarily comprised of bail-in
eligible instruments with residual maturity greater than 365 days.
OSFI expects
D-SIBs
to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (2.5% as noted above), and a minimum TLAC leverage ratio of 6.75%.

$ millions, as at	2023 Apr. 30	2022 Oct. 31
TLAC available	$95,187	$95,136
Total RWA	321,188	315,634
Leverage ratio exposure (1)	1,029,885	961,791
TLAC ratio	29.6%	30.1%
TLAC leverage ratio	9.2%	9.9%
(1)
The temporary exclusion of Central bank reserves from the leverage ratio exposure measure in response to the onset of the
COVID-19
pandemic was no longer applicable beginning in the second quarter of 2023.

The TLAC ratio at April 30, 2023 decreased 0.5% from October 31, 2022, driven by an increase in RWA, partially offset by the impact of an increase in TLAC. The increase in TLAC was primarily due to issuances of bail-in eligible liabilities.
The TLAC leverage ratio at April 30, 2023 decreased 0.7% from October 31, 2022, primarily due to the factors affecting the leverage ratio exposure as noted above, partially offset by an increase in TLAC.
Share split
In February 2022, CIBC’s Board of Directors approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares to be effected through an amendment to CIBC’s by-laws.
On April 7, 2022, CIBC shareholders approved the Share Split. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

CIBC SECOND QUARTER 2023	27

Capital initiatives
The following were the main capital initiatives undertaken in 2023:
Normal course issuer bid
Our normal course issuer bid expired on December 12, 2022. Under this bid, we purchased and cancelled 1,800,000 common shares at an average price of $74.43 for a total amount of $134 million during the first quarter of 2022.
Employee share purchase plan
Pursuant to the employee share purchase plan, we issued 708,052 common shares for consideration of $42 million for the current quarter and 1,448,566 common shares for consideration of $86 million for the six months ended April 30, 2023.
Shareholder investment plan
Pursuant to the shareholder investment plan, we issued 5,337,388 common shares for consideration of $296 million for the current quarter and 10,083,813 common shares for consideration of $568 million for the six months ended April 30, 2023.
Dividends
On May 24, 2023, the CIBC Board of Directors approved an increase in our quarterly common share dividend from $0.85 per share to $0.87 per share for the quarter ending July 31, 2023.
Subordinated indebtedness
On January 20, 2023, we issued $1.0 billion principal amount of 5.33% Debentures due January 20, 2033. The Debentures bear interest at a fixed rate of 5.33% per annum (paid semi-annually) until January 20, 2028, and at Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 2.37% per annum (paid quarterly) thereafter until maturity on January 20, 2033. The debenture qualifies as Tier 2 capital.
On April 4, 2023, we redeemed $1.5 billion principal amount of 3.45% Debentures due April 4, 2028. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, together with accrued and unpaid interest thereon.
On April 20, 2023, we issued $750 million principal amount of 5.35% Debentures due April 20, 2033. The Debentures bear interest at a fixed rate of 5.35% per annum (paid semi-annually) until April 20, 2028, and at Daily Compounded CORRA plus 2.23% per annum (paid quarterly) thereafter until maturity on April 20, 2033. The debenture qualifies as Tier 2 capital.
Non-cumulative
Rate Reset Class A Preferred Shares Series 47 (NVCC)
Holders of the Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares) had the option to convert their shares into
Non-cumulative
Floating Rate Class A Preferred Shares Series 48 (NVCC) (Series 48 shares) on a one-for-one
basis on January 31, 2023. As the conditions for conversion were not met, no Series 48 shares were issued, and all of the Series 47 shares remain outstanding. The dividend on the Series 47 shares was reset to 5.878%, payable quarterly as and when declared by the Board, effective for the five-year period commencing January 31, 2023. See the “Convertible instruments” section below and Note 15 to our consolidated financial statements included in our 2022 Annual Report for further details.

28	CIBC SECOND QUARTER 2023

Convertible instruments
The table below provides a summary of our NVCC capital instruments outstanding:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion
$ millions, except number of shares and per share amounts, as at April 30, 2023	Number of shares	Par value
Preferred shares (1)(2)
Series 39 (NVCC) (3)	16,000,000	$400	$2.50	160,000,000
Series 41 (NVCC) (3)	12,000,000	300	2.50	120,000,000
Series 43 (NVCC) (3)	12,000,000	300	2.50	120,000,000
Series 47 (NVCC) (3)	18,000,000	450	2.50	180,000,000
Series 49 (NVCC) (3)	13,000,000	325	2.50	130,000,000
Series 51 (NVCC) (3)	10,000,000	250	2.50	100,000,000
Series 56 (NVCC)	600,000	600	2.50	240,000,000
Limited recourse capital notes (2)(4)
4.375% Limited recourse capital notes Series 1 (NVCC) (3)	n/a	750	2.50	300,000,000
4.000% Limited recourse capital notes Series 2 (NVCC) (3)	n/a	750	2.50	300,000,000
7.150% Limited recourse capital notes Series 3 (NVCC)	n/a	800	2.50	320,000,000
Subordinated indebtedness (2)(5)
2.95% Debentures due June 19, 2029 (NVCC) (3)	n/a	1,500	2.50	900,000,000
2.01% Debentures due July 21, 2030 (NVCC) (3)	n/a	1,000	2.50	600,000,000
1.96% Debentures due April 21, 2031 (NVCC) (3)	n/a	1,000	2.50	600,000,000
4.20% Debentures due April 7, 2032 (NVCC) (3)	n/a	1,000	2.50	600,000,000
5.33% Debenture due January 20, 2033 (NVCC)	n/a	1,000	2.50	600,000,000
5.35% Debenture due April 20, 2033 (NVCC)	n/a	750	2.50	450,000,000
Total		$11,175		5,720,000,000
(1)
Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 ($1,000 in the case of Series 56) plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split). Preferred shareholders do not have the right to convert their shares into common shares.

(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)
The minimum conversion price per common share for CIBC’s outstanding NVCC instruments, including NVCC preferred shares, NVCC subordinated debentures and NVCC limited recourse capital notes have been adjusted from $5.00 to $2.50 to account for the Share Split in accordance with the terms and conditions of the NVCC instruments.

(4)
Upon the occurrence of a Trigger Event, the Series 53, 54 and 55 Preferred Shares held in the Limited Recourse Trust in support of the limited recourse capital notes are convertible into a number of common shares, determined by dividing the par value of $1,000 by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split).

(5)
Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split).

n/a	Not applicable.
The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 86% based on the number of CIBC common shares outstanding as at April 30, 2023. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable
and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.
In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at April 30, 2023, $59.6 billion (October 31, 2022: $55.1 billion) of our outstanding liabilities were subject to conversion under the bail-in
regime. Under the
bail-in
regime, there is no fixed and
pre-determined
contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in
conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in
conversion are converted into common shares of CIBC or any of its affiliates. Canada Deposit Insurance Corporation (CDIC) determines the timing of the bail-in
conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in
regime. See the “Total loss absorbing capacity requirements” section for further details.
Off-balance
sheet arrangements
We enter into
off-balance
sheet arrangements in the normal course of our business. During the quarter, we entered into a new arrangement involving a structured entity (SE) to transfer a portion of our credit risk exposure on certain corporate loans to third-party note holders of the SE. We do not consolidate the SE as our remaining exposure to variable returns is substantially less than that of the note holders of the SE. Further details of our off-balance
sheet arrangements are also provided on pages 45–46 of our 2022 Annual Report and also in Note 6 and Note 21 to the consolidated financial statements included in our 2022 Annual Report.

CIBC SECOND QUARTER 2023	2 9

Management of risk
Our approach to management of risk has not changed significantly from that described on pages 47 to 86 of our 2022 Annual Report.
Risk overview
CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.
Our risk management framework includes:
•	CIBC, SBU, functional group-level and regional risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test the design and operating effectiveness of our key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.
Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:
(i)
As the first line of defence, CIBC’s Management, in SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in its activities in accordance with the CIBC risk appetite. In addition, Management establishes and maintains controls to mitigate such risks. Management may include governance groups within the business to facilitate the Control Framework and other risk-related processes. A Governance Group refers to a group within Business Unit Management (first line of defence) whose focus is to manage governance, risk and control activities on behalf of that Business Unit Management. A Governance Group is considered first line of defence, in conjunction with Business Unit Management. Control Groups are groups with enterprise-wide accountability for specific risk type
s
and are also considered first line of defence. They provide subject matter expertise to Management and/or implement/maintain enterprise-wide control programs and activities for their domain area (for example Information Security). While Control Groups collaborate with Management in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)
The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage subject matter expertise of other groups (e.g., third parties or Control Groups) to inform their independent assessments, as appropriate.

(iii)
As the third line of defence, Internal Audit is responsible for providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and Internal Control as a part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.
We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geopolitical and regulatory environments that influence our overall risk profile.
Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.
Top and emerging risks
We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks. We perform in-depth analyses, which may include stress testing our exposures relative to the risks, and we provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. See pages 55 to 58 of our 2022 Annual Report for details regarding the following top and emerging risks:
•	Pandemic risk
•	Technology, information and cyber security risk
•	Disintermediation risk
•	Third-party risk
•	Anti-money laundering
•	U.S. banking regulation
•	Corporate transactions
The remainder of this section describes top and emerging risks that have been updated for developments that have occurred since the issuance of our 2022 Annual Report, as well as regulatory and accounting developments that are material for CIBC.

3 0	CIBC SECOND QUARTER 2023

Inflation, interest rates and economic growth
High inflation continued to drive tightening in monetary policies by major central banks in the second quarter of 2023, posing risks to the economic growth ahead. The rapid increase in interest rates is putting pressure on credit risks globally. Recent U.S. regional bank failures are putting pressure on liquidity and funding conditions for the financial industry, while tightening credit for U.S. small and medium sized businesses. Commercial office real estate, particularly in the United States, is facing challenges due to post COVID-19 hybrid work arrangements and high interest rates, negatively impacting office asset valuations. Further details on the U.S. office real estate exposure are provided in the “Credit risk – U.S. office real estate exposure” section. The impact of higher interest rates on Canadian mortgages is discussed under “Canadian consumer debt and the housing market” below and in the “Credit risk – Real estate secured personal lending” section. We are closely monitoring the macroeconomic environment and assessing its potential adverse impact on our clients, counterparties and businesses. Further details on the macroeconomic environment are provided in the “Financial performance overview – Economic outlook” section.
Canadian consumer debt and the housing market
OSFI’s Guideline B-20 was introduced in 2012, with a subsequent update effective January 2018, to provide its expectations for strong residential mortgage underwriting for federally regulated lenders. The revised guideline had its intended effect as debt-to-income ratios flattened in 2018–2019. Following the initial impact of COVID-19, the housing market rebounded strongly in 2021–2022, with rapid price growth, increasing the risk that new borrowers may be unable to repay loan obligations due to higher mortgage indebtedness levels. In recent quarters, higher interest rates caused some correction to housing prices and put pressure on debt serviceability. Given the rapid increase in housing price levels and re-ignited concerns around household indebtedness in 2021–2022, OSFI took proactive actions in assessing lenders’ practices under the existing market conditions. In June 2021, we started to qualify uninsured and insured mortgages at the higher of the mortgage contract rate plus 2%, or 5.25% and, in June 2022, OSFI released a new advisory and clarifications on the treatment of innovative real estate secured lending products under Guideline B-20. OSFI’s public consultation for B-20 to propose complementary debt serviceability measures to control high consumer indebtedness (i.e., loan-to-income and debt-to-income restrictions) closed in April 2023. In addition, OSFI is considering expanding the scope of B-20 to existing mortgages. CIBC continues to monitor the impact of macroeconomic factors to our clients through stress tests and scenario/sensitivity analyses. Additionally, CIBC is also closely monitoring our mortgage clients who have or will soon renew for signs of financial stress in the current high rate environment. See the “Real estate secured personal lending” section for the guidance issued by OSFI in June 2022 on the Clarification on the Treatment of Innovative Real Estate Secured Lending Products under Guideline B-20.
Geopolitical risk
The level of geopolitical risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market disruption could hurt the net income of our trading and non-trading market risk positions. Geopolitical risk could reduce economic growth, and in combination with the potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities. Current areas of concern include:
•	The war in Ukraine;
•	Ongoing U.S., Canada and China relations and trade issues, with potential negative impacts on supply chains;
•
U.S. federal debt ceiling disagreement, potentially giving rise to the risk of the U.S. defaulting on its debt, which could cause market volatility, rating downgrades, and fiscal policy responses as well as bring disruptions to funding markets;

•	Rising civil unrest and activism globally;
•	Relations between the U.S. and Iran; and
•	Tensions in the Middle East.
While it is impossible to predict where new geopolitical disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.
Climate risk
The physical effects of climate change along with regulations designed to mitigate its negative impacts will have a measurable impact on communities and the economy. The physical risks of climate change resulting from severe weather events and systemic issues such as rising sea levels can impact CIBC’s profitability through disruptions in our own operations and damage to critical infrastructure. Transition risks, which arise as society adjusts towards a low-carbon future, can impact the financial health of our clients as changes in policy and technology aimed at limiting global warming can increase their operating costs and reduce profitability, while translating into potentially higher credit losses for the bank. We are also exposed to reputational risks due to changing stakeholder expectations related to action or inaction in addressing climate-related risks. As the world transitions to a low-carbon economy, we are committed to understanding and responsibly managing the relevant impacts of climate change on our operations and our business activities. In support of this commitment, we announced our ambition to achieve net zero greenhouse gas emissions associated with operational and financing activities by 2050, including interim targets to reduce the carbon intensity of our financed emissions in the oil and gas and power generation sectors by 2030. This builds on our environmental leadership and enhances our ability to continue creating long-term shareholder value as the landscape of climate-related risks and opportunities evolves.
Setting net-zero targets across a complex set of financing activities is an emerging practice and our methodology is informed by international standards and current industry best practices. With our first targets in place, we are now working to accelerate our climate aspirations by embedding net-zero considerations through our business practices and financing activities.
There is an increasing demand for disclosure around climate-related risk identification and mitigation. We support the Task Force on Climate-related Financial Disclosure’s (TCFD’s) recommendations for globally consistent and comparable climate disclosure and recently published our third standalone report in March 2023, which presents information about CIBC’s efforts towards aligning our climate disclosure with the TCFD framework.

CIBC SECOND QUARTER 2023	3 1

In the past year, a number of regulators and standard-setting organizations announced intentions of preparing disclosure frameworks related to climate change risks. Key among them is the IFRS Foundation’s establishment of the International Sustainability Standards Board (ISSB) to develop global sustainability disclosure standards for the financial markets and to increase connectivity with accounting standards. In addition, regulators such as the SEC, OSFI and the Canadian Securities Administrators (CSA) have released proposed requirements for climate risk disclosures including defining guidance and expectations related to climate risk management practices and metrics to measure this risk. In March 2023, OSFI released Guideline B-15 on Climate Risk Management. OSFI’s principles-based expectations set out in this guideline focus on understanding and mitigating the impact of climate-related risks to business models and strategy, governance and risk management practices used to manage climate-related risks, and remaining financially and operationally resilient through severe climate scenarios.
Potential divergence among the regulators in disclosure expectations, coupled with the pace at which the regulatory landscape changes, pose operational risks to us. We continue to monitor these developments and evolve our approach to support future regulatory requirements.
See the “Environmental and social risk” section in our 2022 Annual Report for additional information.
Commodity prices
Commodity markets remain volatile as several factors continue to impact supply and demand fundamentals. Natural gas prices have continued to decrease, largely on the back of unseasonably warm winter temperatures and increasing stockpiles from robust production. Crude oil prices have recently experienced pressure from the U.S. regional banking turmoil and demand concerns, but have also been supported by a surprise Organization of the Petroleum Exporting Countries+ production cut in April. While a European energy crisis has been averted for now, the ongoing conflict between Russia and Ukraine and geopolitical backdrop continue to impact energy supplies and sources. CIBC continues to monitor longer-term developments as geopolitical tensions and desire for energy independence face off against decarbonization ambitions in shaping energy policies and trade flows.
Interbank Offered Rate transition
Interest rate benchmarks including the London Interbank Offered Rate (LIBOR) and other similar benchmarks, are being reformed and replaced by alternative benchmark rates (alternative rates) that are largely based on traded markets. The U.K.’s Financial Conduct Authority (FCA) originally announced in July 2017 that it would not compel banks to submit LIBOR rates beyond 2021. Consistent with this announcement, as of December 31, 2021, a formal cessation of GBP, EUR, JPY and CHF LIBORs occurred, with fallback to the alternative rates triggered. In addition, trading of USD LIBOR has been curtailed in advance of its forthcoming cessation in June 2023 as the industry continues its transition away from LIBOR as a reference rate underpinning loans, derivatives and cash products globally. We continue to monitor industry developments in this space and have also implemented controls to ensure new USD LIBOR trades are for permitted purposes only during this transition. Furthermore, in December 2021, the Canadian Alternative Reference Rate working group (CARR) recommended that the Canadian Dollar Offered Rate (CDOR) should cease calculation and publication after June 2024 with CORRA suggested as the replacement benchmark rate. On May 16, 2022, the CDOR administrator announced the cessation of CDOR consistent with the recommendations outlined by CARR. Additionally, on January 11, 2023, CARR approved the creation of a Term CORRA rate. See the “Other regulatory developments” section for further details.
Tax reform
There are tax reform proposals that could increase taxes affecting CIBC.
The 2023 Canadian Federal budget included proposals that if enacted would increase our taxes as described in the “Financial results review – Taxes” section.
Canada is one of 137 members of The Organisation for Economic Co-Operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting that joined a Two-Pillar plan for international tax reform agreed to in October 2021. The Two-Pillar framework’s stated purpose is to ensure that large Multinational Enterprises pay tax where they operate and earn profit. Pillar One focuses on the taxation of digital services and Pillar Two establishes rules for the application of the 15% global minimum tax. Pillar One is to be implemented by a multilateral convention to come into effect in 2023, which will require all parties to remove their Digital Services Taxes. If Pillar One implementation is delayed, the Canadian government plans to enact draft Digital Services Tax legislation, which will come into effect no earlier than January 1, 2024. The Canadian government held public consultation on the implementation of Pillar Two model rules. The budget stated that the Canadian version of the Pillar Two rules will be published “in the coming months”, but no legislation has yet been proposed.
Regulatory developments
See the “Capital management”, “Credit risk” and “Accounting and control matters” sections for additional information on regulatory developments.
Accounting developments
See Note 31 to the consolidated financial statements included in our 2022 Annual Report for information on accounting developments.

3 2	CIBC SECOND QUARTER 2023

Risks arising from business activities
The chart below shows our business activities and related risk measures based upon regulatory RWA and allocated common equity as at April 30, 2023:

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)
As part of the adoption of the Basel III reforms, a revised approach for allocating operational risk RWA to each of the SBUs was introduced effective April 30, 2023. The new allocations are driven by the contributions of each SBU to the total 3-years of revenue and total 10-years of operational losses. This change in methodology will impact allocated common equity effective in the third quarter of 2023.

(3)	Includes counterparty credit risk (CCR) of $14 million, which comprises derivatives and repo-style transactions.
(4)	Includes CCR of $15,082 million, which comprises derivatives and repo-style transactions.
(5)	Includes CCR of $457 million, which comprises derivatives and repo-style transactions.
(6)	Average allocated common equity is a non-GAAP measure. For additional information on the composition of this non-GAAP measure, see the “Non-GAAP measures” section.
(7)	Represents average allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR Guideline.

CIBC SECOND QUARTER 2023	3 3

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Credit risk arises out of the lending businesses in each of our SBUs and in International banking, which is included in Corporate and Other. Other sources of credit risk consist of our trading activities, which include our OTC derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.
Exposure to credit risk
The following table provides our exposure to credit risk by portfolios based upon how we manage the business and the associated risks. Gross credit exposure amounts presented in the table below represent our estimate of exposure at default (EAD), which is net of derivative master netting agreements and CVA but is before allowance for credit losses or credit risk mitigation. Gross credit exposure amounts relating to our business and government portfolios are reduced for collateral held for repo-style transactions, which reflects the EAD value of such collateral.

$ millions, as at	2023 Apr. 30			2022 Oct. 31
	IRB approach (1)	Standardized approach	Total	AIRB approach	Standardized approach	Total
Business and government portfolios
Drawn (2)	$311,854	$76,899	$388,753	$314,712	$76,152	$390,864
Undrawn commitments	57,378	9,226	66,604	74,327	10,160	84,487
Repo-style transactions (3)	316,727	–	316,727	256,063	–	256,063
Other off-balance sheet (3)	15,391	836	16,227	91,350	831	92,181
OTC derivatives	17,655	175	17,830	21,856	110	21,966
Gross EAD on business and government portfolios	719,005	87,136	806,141	758,308	87,253	845,561
Less: Collateral held for repo-style transactions (3)	302,497	–	302,497	237,484	–	237,484
Net EAD on business and government portfolios	416,508	87,136	503,644	520,824	87,253	608,077
Retail portfolios
Drawn	317,308	10,238	327,546	317,071	10,590	327,661
Undrawn commitments	104,311	3,634	107,945	99,817	28	99,845
Other off-balance sheet	433	132	565	420	121	541
Gross EAD on retail portfolios	422,052	14,004	436,056	417,308	10,739	428,047
Securitization exposures	21,460	14,094	35,554	15,333	3,257	18,590
Gross EAD (4)	$1,162,517	$115,234	$1,277,751	$1,190,949	$101,249	$1,292,198
Net EAD (4)	$860,020	$115,234	$975,254	$953,465	$101,249	$1,054,714
(1)	Effective in the second quarter of 2023, the IRB approach includes both the Advanced IRB (AIRB) approach and the Foundation IRB (FIRB) approach.
(2)	The first quarter of 2023, includes a change in methodology that resulted in certain exposures previously subject to AIRB, now being included under the standardized securitization approach.
(3)
In the second quarter of 2023, as part of the implementation of the Basel III reforms, certain exposures in which we act as a guarantor were prospectively reclassified from other off-balance sheet to repo-style transactions with the inclusion of the collateral held now included in collateral held for repo-style transactions.

(4)
Excludes exposures arising from derivative and repo-style transactions which are cleared through qualified central counterparties (
QCCPs
)
as well as credit risk exposures arising from other assets that are subject to the credit risk framework, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial institutions which are risk-weighted at 1250%, settlement risk, and amounts below the thresholds for deduction which are risk-weighted at 250%. Non-trading equity exposures are also excluded and are subject to a range of risk-weightings dependent on the nature of the security starting in the second quarter of 2023. Risk-weighting for non-trading equity securities was at 100% prior to the second quarter of 2023.

Forbearance techniques
We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower’s financial difficulties, reducing the potential of default. Total debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.
In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria that allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation.
The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

3 4	CIBC SECOND QUARTER 2023

Real estate secured personal lending
Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property. This portfolio is lower risk compared to other retail portfolios, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.
The following disclosures are required by OSFI pursuant to the Guideline B-20 “Residential Mortgage Underwriting Practices and Procedures” (Guideline B-20).
The following table provides details on our residential mortgage and home equity line of credit (HELOC) portfolios:

	Residential mortgages (1)				HELOC (2)		Total
$ billions, as at April 30, 2023	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (3)	$20.6	14%	$126.1	86%	$10.7	100%	$20.6	13%	$136.8	87%
British Columbia and territories (4)	6.9	13	45.0	87	3.9	100	6.9	12	48.9	88
Alberta	11.5	43	15.1	57	1.9	100	11.5	40	17.0	60
Quebec	5.0	23	16.5	77	1.2	100	5.0	22	17.7	78
Central prairie provinces	3.0	41	4.3	59	0.6	100	3.0	38	4.9	62
Atlantic provinces	3.0	33	6.0	67	0.7	100	3.0	31	6.7	69
Canadian portfolio (5)(6)	50.0	19	213.0	81	19.0	100	50.0	18	232.0	82
U.S. portfolio (5)	–	–	2.5	100	–	–	–	–	2.5	100
Other international portfolio (5)	–	–	2.7	100	–	–	–	–	2.7	100
Total portfolio	$50.0	19%	$218.2	81%	$19.0	100%	$50.0	17%	$237.2	83%
October 31, 2022	$52.6	20%	$214.2	80%	$19.4	100%	$52.6	18%	$233.6	82%
(1)	Balances reflect principal values.
(2)	We did not have any insured HELOCs as at April 30, 2023 and October 31, 2022.
(3)
Includes $9.3 billion (October 31, 2022: $9.9 billion) of insured residential mortgages, $78.2 billion (October 31, 2022: $77.0 billion) of uninsured residential mortgages, and $6.2 billion (October 31, 2022: $6.3 billion) of HELOCs in the Greater Toronto Area (GTA).

(4)
Includes $3.0 billion (October 31, 2022: $3.2 billion) of insured residential mortgages, $30.6 billion (October 31, 2022: $30.6 billion) of uninsured residential mortgages, and $2.5 billion (October 31, 2022: $2.5 billion) of HELOCs in the Greater Vancouver Area (GVA).

(5)	Geographic location is based on the address of the property.
(6)
60% (October 31, 2022: 61%) of insurance on Canadian residential mortgages is provided by Canada Mortgage and Housing Corporation (CMHC) and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (DBRS).

The average loan-to-value (LTV) ratios
(1)
for our uninsured residential mortgages and HELOCs originated and acquired during the quarter ended April 30, 2023, are provided in the following table:

	For the three months ended						For the six months ended
	2023 Apr. 30		2023 Jan. 31		2022 Apr. 30		2023 Apr. 30		2022 Apr. 30
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	65%	65%	65%	65%	65%	65%	65%	65%	65%	66%
British Columbia and territories (3)	62	61	62	62	62	64	62	62	63	64
Alberta	72	72	72	71	72	73	72	71	72	73
Quebec	68	69	68	70	69	72	68	69	69	72
Central prairie provinces	71	71	71	72	72	74	71	71	71	73
Atlantic provinces	69	69	69	69	70	71	69	69	70	71
Canadian portfolio (4)	66%	65%	66%	65%	65%	66%	66%	65%	66%	66%
U.S. portfolio (4)	68%	n/m	63%	n/m	63%	n/m	65%	n/m	64%	n/m
Other international portfolio (4)	71%	n/m	71%	n/m	73%	n/m	71%	n/m	73%	n/m
(1)	LTV ratios for newly originated and acquired residential mortgages and HELOCs are calculated based on weighted average.
(2)
Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 64% (January 31, 2023: 65%; April 30, 2022: 64%) and 65% for the six months ended April 30, 2023 (April 30, 2022: 65%).

(3)
Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 60% (January 31, 2023: 61%; April 30, 2022: 62%) and 61% for the six months ended April 30, 2023 (April 30, 2022: 62%).

(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.
The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
April 30, 2023 (1)(2)	54%	53%
October 31, 2022 (1)(2)	50%	48%
(1)
LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for April 30, 2023 and October 31, 2022 are based on the Forward Sortation Area level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of March 31, 2023 and September 30, 2022, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)
Average LTV ratio on our uninsured GTA residential mortgage portfolio was 52% (October 31, 2022: 48%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 46% (October 31, 2022: 44%).

CIBC SECOND QUARTER 2023	3 5

The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts with the assumption that variable rate mortgages renew at payment amounts that maintain the original amortization schedule. The second table summarizes the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages based upon current customer payment amounts.
Contractual payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
April 30, 2023	–%	1%	1%	11%	52%	35%	–%	–%
October 31, 2022	–%	1%	1%	10%	54%	34%	–%	–%
U.S. portfolio
April 30, 2023	–%	1%	–%	2%	10%	87%	–%	–%
October 31, 2022	–%	1%	–%	2%	9%	88%	–%	–%
Other international portfolio
April 30, 2023	7%	12%	20%	23%	21%	16%	1%	–%
October 31, 2022	7%	12%	21%	23%	20%	15%	1%	1%
Current customer payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years (1)
Canadian portfolio
April 30, 2023	1%	3%	6%	13%	31%	19%	2%	25%
October 31, 2022	1%	3%	5%	13%	31%	17%	4%	26%
U.S. portfolio
April 30, 2023	1%	2%	7%	8%	10%	72%	–%	–%
October 31, 2022	1%	2%	6%	9%	10%	72%	–%	–%
Other international portfolio
April 30, 2023	7%	12%	21%	23%	20%	16%	1%	–%
October 31, 2022	7%	12%	21%	23%	20%	15%	1%	1%
(1)
Includes variable rate mortgages of $65.7 billion (October 31, 2022: $67.5 billion), of which $44.2 billion (October 31, 2022: $38.5 billion) relates to mortgages in which all of the fixed contractual payments are currently being applied to interest based on the rates in effect at April 30, 2023 and October 31, 2022, respectively, and the terms of the mortgages, with the portion of the contractual interest requirement not met by the payments being added to the principal. Since the amortization profile reflected in this table is based on the current amount of existing contractual payments, it does not reflect that the contractual payment amount is required to be increased at the time of renewal by the amount necessary to reduce the amortization period down to the period in effect at the time the mortgage was originally provided.

The extended amortization profile is driven by the prime rate increases that commenced earlier in 2022, impacting clients with a variable rate mortgage. The increase in interest rates had no impact on the remaining amortization period for fixed rate mortgages which in the current interest rate environment are assumed to be renewed at the same or a shorter amortization period.
We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at April 30, 2023, our Canadian condominium mortgages were $39.4 billion (October 31, 2022: $38.7 billion) of which 20% (October 31, 2022: 20%) were insured. Our drawn developer loans were $2.2 billion (October 31, 2022: $1.7 billion) or 1.1% (October 31, 2022: 0.8%) of our business and government portfolio, and our related undrawn exposure was $6.0 billion (October 31, 2022: $5.9 billion). The condominium developer exposure is diversified across 120 projects.
We stress test our mortgage and HELOC portfolios to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.
On December 17, 2021, OSFI and the Department of Finance confirmed that the minimum qualifying rate for uninsured and insured mortgages will remain the higher of: (i) the mortgage contract rate plus 2%; or (ii) 5.25% as a minimum floor.
OSFI Clarification on the Treatment of Innovative Real Estate Secured Lending Products under Guideline B-20
On June 28, 2022, OSFI released a new Advisory (Clarification on the Treatment of Innovative Real Estate Secured Lending Products under Guideline
B-20),
which complements existing expectations under Guideline B-20. The Advisory articulates OSFI’s expectations regarding underwriting practices and procedures for reverse residential mortgages, residential mortgages with shared equity features and Combined Loan Plans (CLPs), which are applicable to all federally regulated financial institutions (FRFIs) that are engaged in residential mortgage underwriting and/or the acquisition of residential mortgage loan assets in Canada. The changes will affect CIBC’s Home Power Plan (HPP) product, which is considered a CLP, with LTVs above 65% when combined with related mortgage products. OSFI expects that the portion of an HPP balance above the 65% LTV limit must be amortizing and non-readvanceable. For previously originated HPPs, principal payments on both the mortgage and HPP are required to be matched by a reduction in the aggregate authorized limit until it reduces to a 65% LTV. OSFI expects this change to take place for existing borrowers upon the first renewal date of their HPP mortgage after October 2023. We expect to discontinue the origination of HPPs that do not meet these requirements by October 2023.

3 6	CIBC SECOND QUARTER 2023

Trading credit exposure
We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is described in Note 12 to the consolidated financial statements included in our 2022 Annual Report. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.
The following table shows the rating profile of OTC derivative MTM receivables:

$ billions, as at	2023 Apr. 30		2022 Oct. 31
	Exposure (1)
Investment grade	$5.78	84.8%	$11.18	79.1%
Non-investment grade	1.01	14.9	2.87	20.3
Watch list	0.01	0.2	0.09	0.6
Default	–	–	–	–
Unrated	0.01	0.1	–	–
	$6.81	100.0%	$14.14	100.0%
(1)	MTM of OTC derivative contracts is after the impact of master netting agreements, but before any collateral.
Impaired loans
The following table provides details of our impaired loans and allowance for credit losses:

	As at or for the three months ended									As at or for the six months ended
$ millions	2023 Apr. 30			2023 Jan. 31			2022 Apr. 30			2023 Apr. 30			2022 Apr. 30
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$1,042	$900	$1,942	$920	$823	$1,743	$1,086	$814	$1,900	$920	$823	$1,743	$1,033	$800	$1,833
Classified as impaired during the period	528	481	1,009	232	489	721	140	343	483	760	970	1,730	249	676	925
Transferred to performing during the period	(24)	(137)	(161)	(47)	(91)	(138)	(9)	(75)	(84)	(71)	(228)	(299)	(29)	(150)	(179)
Net repayments (1)	(108)	(79)	(187)	(41)	(92)	(133)	(39)	(131)	(170)	(149)	(171)	(320)	(81)	(235)	(316)
Amounts written off	(37)	(254)	(291)	(11)	(222)	(233)	(186)	(179)	(365)	(48)	(476)	(524)	(196)	(326)	(522)
Foreign exchange and other	8	8	16	(11)	(7)	(18)	7	3	10	(3)	1	(2)	23	10	33

Balance at end of period	$1,409	$919	$2,328	$1,042	$900	$1,942	$999	$775	$1,774	$1,409	$919	$2,328	$999	$775	$1,774

Allowance for credit losses – impaired loans	$514	$363	$877	$410	$327	$737	$377	$304	$681	$514	$363	$877	$377	$304	$681
Net impaired loans (2)
Balance at beginning of period	$632	$573	$1,205	$569	$510	$1,079	$566	$538	$1,104	$569	$510	$1,079	$525	$536	$1,061
Net change in gross impaired	367	19	386	122	77	199	(87)	(39)	(126)	489	96	585	(34)	(25)	(59)
Net change in allowance	(104)	(36)	(140)	(59)	(14)	(73)	143	(28)	115	(163)	(50)	(213)	131	(40)	91

Balance at end of period	$895	$556	$1,451	$632	$573	$1,205	$622	$471	$1,093	$895	$556	$1,451	$622	$471	$1,093

Net impaired loans as a percentage of net loans and acceptances			0.27%			0.23%			0.22%			0.27%			0.22%
(1)	Includes disposals of loans.
(2)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.
Gross impaired loans
As at April 30, 2023, gross impaired loans were $2,328 million, up $554 million from the same quarter last year, primarily due to increases in the real estate and construction, the retail and wholesale, the education, health and social services, and the consumer goods manufacturing sectors, as well as the Canadian residential mortgages and personal lending portfolios, and the impact of U.S. dollar appreciation on our existing portfolio, partially offset by a decrease in the utilities and the oil and gas sectors.
Gross impaired loans were up $386 million from the prior quarter, primarily due to increases in the real estate and construction, and the retail and wholesale sectors.
50% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, as well as the retail and wholesale, and the education, health and social services sectors accounted for the majority.
33% of gross impaired loans related to the U.S., of which the real estate and construction, the business services, the capital goods manufacturing, and the retail and wholesale sectors accounted for the majority.
The remaining gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgages and personal lending portfolios, as well as the business services, and the real estate and construction sectors accounted for the majority.
Allowance for credit losses – impaired loans
Allowance for credit losses on impaired loans was $877 million, up $196 million from the same quarter last year, primarily due to increases in the real estate and construction, the retail and wholesale, and the education, health and social services sectors, as well as the Canadian personal lending portfolio, and the impact of U.S. dollar appreciation year-over-year.
Allowance for credit losses on impaired loans was up $140 million from the prior quarter, primarily due to increases in the real estate and construction, and the retail and wholesale sectors, as well as the Canadian residential mortgage portfolio.

CIBC SECOND QUARTER 2023	3 7

Loans contractually past due but not impaired
The following table provides an aging analysis of loans that are not impaired, where repayment of principal or payment of interest is contractually in arrears. Loans less than
30 days past due are excluded as such loans are not generally indicative of the borrowers’ ability to meet their payment obligations.

$ millions, as at			2023 Apr. 30	2022 Oct. 31
	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$804	$–	$804	$874
Personal	223	–	223	247
Credit card (1)	190	116	306	331
Business and government	189	–	189	256
	$1,406	$116	$1,522	$1,708
(1)
For the acquired Canadian Costco credit card portfolio, the credit cards were transferred in the aging category that applied at the time of acquisition and have continued to age to the extent a payment has not been made.

Exposure to certain countries and regions
The following table provides our exposure to certain countries and regions outside of Canada and the U.S.
Our direct exposures presented in the table below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).
The following table provides a summary of our positions in these regions:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at April 30, 2023	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
U.K.	$8,084	$4,848	$2,912	$15,844	$4,273	$845	$5,118	$763	$1	$425	$1,189	$22,151
Europe excluding U.K. (2)	7,171	1,790	6,720	15,681	4,293	926	5,219	137	81	461	679	21,579
Caribbean	5,184	2,295	3,919	11,398	1,728	1,003	2,731	7	–	76	83	14,212
Latin America (3)	553	193	16	762	359	–	359	–	90	–	90	1,211
Asia	516	4,371	3,558	8,445	126	341	467	–	111	877	988	9,900
Oceania (4)	7,852	1,054	990	9,896	2,882	41	2,923	36	–	44	80	12,899
Other	419	–	2	421	291	1	292	–	–	–	–	713
Total (5)	$29,779	$14,551	$18,117	$62,447	$13,952	$3,157	$17,109	$943	$283	$1,883	$3,109	$82,665
October 31, 2022	$26,724	$11,093	$16,440	$54,257	$18,017	$4,591	$22,608	$1,023	$365	$1,936	$3,324	$80,189
(1)
The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $3.4 billion (October 31, 2022: $6.5 billion), collateral on repo-style transactions was $57.9 billion (October 31, 2022: $62.4 billion), and both comprise cash and investment grade debt securities.

(2)	Exposures to Russia and Ukraine are de minimis.
(3)	Includes Mexico, Central America and South America.
(4)	Includes Australia and New Zealand.
(5)	Excludes exposure of $4,488 million (October 31, 2022: $4,355 million) to supranationals (a multinational organization or a political union comprising member nation-states).
U.S. office real estate exposure
Our drawn real estate and construction portfolio in the U.S. was $23,901 million as at April 30, 2023, including $5,187 million related to U.S. office real estate exposure. Our total drawn commercial loans outstanding related to U.S. office commercial real estate was $5,460 million (US$4,030 million), including $273 million (US$201 million) in sectors outside of real estate and construction, out of which $436 million (US$322 million) was impaired. The average LTV at origination of the portfolio was 60%, and it is well diversified by geography, tenancy, borrower and sponsor. We are closely monitoring this portfolio as conditions evolve.

3 8	CIBC SECOND QUARTER 2023

Market risk

Market risk is the risk of economic and/or financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk primarily arises in CIBC’s Capital Markets and Treasury activities, and encompasses all market-related positioning and market-making activities.
The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.
The Banking book consists of positions in various currencies that are related to asset/liability management and funding, liquidity management and investment activities.
Risk measurement
The following table provides balances on the interim consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2023 Apr. 30					2022 Oct. 31
		Subject to market risk (1)					Subject to market risk (1)
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$21,941	$–		$2,790	$19,151	$31,535	$–		$3,009	$28,526	Foreign exchange
Interest-bearing deposits with banks	31,350	8		31,342	–	32,326	9		32,317	–	Interest rate
Securities	193,003	53,452		139,551	–	175,879	50,295		125,584	–	Interest rate, equity
Cash collateral on securities borrowed	10,257	–		10,257	–	15,326	–		15,326	–	Interest rate
Securities purchased under resale agreements	69,790	–		69,790	–	69,213	–		69,213	–	Interest rate
Loans
Residential mortgages	271,359	–		271,359	–	269,706	–		269,706	–	Interest rate
Personal	45,026	–		45,026	–	45,429	–		45,429	–	Interest rate
Credit card	17,065	–		17,065	–	16,479	–		16,479	–	Interest rate
Business and government	197,343	78		197,265	–	188,542	209		188,333	–	Interest rate
Allowance for credit losses	(3,397)	–		(3,397)	–	(3,073)	–		(3,073)	–	Interest rate
Derivative instruments	28,964	26,176		2,788	–	43,035	40,048		2,987	–	Interest rate, foreign exchange
Customers’ liability under acceptances	10,877	–		10,877	–	11,574	–		11,574	–	Interest rate
Other assets	41,661	2,163		26,417	13,081	47,626	2,025		34,294	11,307	Interest rate, equity, foreign exchange
	$935,239	$81,877		$821,130	$32,232	$943,597	$92,586		$811,178	$39,833
Deposits	$705,917	$711	(2)	$638,225	$66,981	$697,572	$714	(2)	$626,562	$70,296	Interest rate
Obligations related to securities sold short	16,731	15,441		1,290	–	15,284	14,216		1,068	–	Interest rate
Cash collateral on securities lent	5,677	–		5,677	–	4,853	–		4,853	–	Interest rate
Obligations related to securities sold under repurchase agreements	76,011	–		76,011	–	77,171	–		77,171	–	Interest rate
Derivative instruments	36,401	33,821		2,580	–	52,340	46,393		5,947	–	Interest rate, foreign exchange
Acceptances	10,907	–		10,907	–	11,586	–		11,586	–	Interest rate
Other liabilities	25,474	3,387		10,258	11,829	28,117	2,836		14,347	10,934	Interest rate
Subordinated indebtedness	6,615	–		6,615	–	6,292	–		6,292	–	Interest rate
	$883,733	$53,360		$751,563	$78,810	$893,215	$64,159		$747,826	$81,230
(1)	Funding valuation adjustment (FVA) exposures are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these FVA exposures also excluded.
(2)	Comprises FVO deposits which are considered trading for market risk purposes.

CIBC SECOND QUARTER 2023	3 9

Trading activities
We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income and non-interest
income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Value-at-Risk
Our Value-at-Risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.
The following table shows VaR, stressed VaR and incremental risk charge (IRC) for our trading activities based on risk type under an internal models approach.

	As at or for the three months ended								As at or for the six months ended
$ millions				2023 Apr. 30		2023 Jan. 31		2022 Apr. 30	2023 Apr. 30	2022 Apr. 30
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$9.2	$5.4	$6.3	$7.0	$7.1	$7.1	$6.4	$6.9	$7.0	$8.3
Credit spread risk	1.8	1.1	1.4	1.4	1.6	1.4	1.9	2.3	1.4	5.3
Equity risk	8.6	3.3	3.3	6.1	5.4	5.7	5.2	4.3	5.9	4.6
Foreign exchange risk	1.9	0.4	0.7	0.8	0.8	1.1	1.5	1.8	1.0	1.9
Commodity risk	4.1	1.5	1.9	2.5	3.4	2.5	1.3	2.7	2.5	2.9
Debt specific risk	3.1	1.7	2.0	2.2	2.1	1.7	2.5	2.2	2.0	2.4
Diversification effect (1)	n/m	n/m	(7.8)	(10.7)	(12.2)	(10.7)	(8.7)	(12.1)	(10.8)	(16.9)
Total VaR (one-day measure)	$13.2	$6.7	$7.8	$9.3	$8.2	$8.8	$10.1	$8.1	$9.0	$8.5
Stressed total VaR (one-day measure)	$52.4	$14.2	$32.1	$34.8	$47.6	$43.4	$32.5	$26.6	$39.2	$30.0
IRC (one-year measure)	$131.6	$87.7	$109.3	$103.1	$130.3	$133.0	$125.0	$133.3	$118.4	$138.1
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average total VaR for the three months ended April 30, 2023 was up $0.5 million from the prior quarter, driven primarily by an increase in debt specific and equity risks, offset by a decrease in foreign exchange and interest rate risks.
Average stressed total VaR for the three months ended April 30, 2023 was down $8.6 million from the prior quarter, primarily due to changes in exposure to interest rate risk, and a general reduction in stress exposure over the quarter. For all quarters shown, our stressed VaR window has been the 2008–2009 Global Financial Crisis period. This historical period exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.
Average IRC for the three months ended April 30, 2023 was down $29.9 million from the prior quarter, due to a decrease in bond inventory.

4 0	CIBC SECOND QUARTER 2023

Trading revenue
Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes certain exited portfolios.
During the quarter, trading revenue (TEB) was positive for 98.4% of the days. Average daily trading revenue (TEB) was $8.9 million during the quarter. Average daily trading revenue (TEB) is calculated as the total trading revenue (TEB) divided by the number of business days in the period.
Trading revenue (TEB)
(1)
versus VaR
(2)
The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue (TEB) against the close of business day VaR measures.

(1)	Excludes certain month-end transfer pricing and other miscellaneous adjustments.
(2)	Fair value adjustments are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these fair value adjustments also excluded.

Non-trading activities
Structural interest rate risk (SIRR)
SIRR primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product spreads and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.
SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product repricing and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity deposits and equity. All assumptions are derived empirically based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.
The following table shows the potential before-tax impact of an immediate and sustained 100 basis point increase and 100 basis point decrease in interest rates on projected 12-month net interest income and the economic value of equity (EVE) for our structural balance sheet, assuming no subsequent hedging. Due to the increase in interest rates in Canada and the U.S
.
from early last year, and the market expectation that the high interest rate environment will persist, an immediate downward shock of 100 basis points has been applied since the third quarter of 2022, while maintaining a floor on market and client interest rates at zero at the end of the year. We continue to provide the impact of a 25 basis point decrease this quarter for comparison against the same quarter last year when the impact of a 25 basis points decrease was appropriate due to the low interest rate environment in both Canada and the U.S. for those periods.
Structural interest rate sensitivity – measures

$ millions (pre-tax), as at		2023 Apr. 30			2023 Jan. 31			2022 Apr. 30
	CAD (1)	USD	Total	CAD (1)	USD	Total	CAD (1)	USD	Total
100 basis point increase in interest rates
Increase (decrease) in net interest income	$276	$83	$359	$255	$37	$292	$402	$26	$428
Increase (decrease) in EVE	(502)	(290)	(792)	(523)	(335)	(858)	(679)	(321)	(1,000)
25 basis point decrease in interest rates
Increase (decrease) in net interest income	(76)	(16)	(92)	(66)	(7)	(73)	(101)	(9)	(110)
Increase (decrease) in EVE	102	76	178	117	86	203	159	82	241
100 basis point decrease in interest rates
Increase (decrease) in net interest income	(328)	(62)	(390)	(297)	(25)	(322)	n/a	n/a	n/a
Increase (decrease) in EVE	413	311	724	465	351	816	n/a	n/a	n/a

(1)	Includes CAD and other currency exposures.
n/a	Not applicable.

CIBC SECOND QUARTER 2023	4 1

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.
Our approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.
Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.
Governance and management
We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. We incorporate stress testing into the management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of our contingency funding plan.
The Global Asset Liability Committee (GALCO) governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics are regularly reviewed and consider CIBC’s requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, monitors global liquidity risk and is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.
The Risk Management Committee (RMC) provides governance through bi-annual review of CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement which is reviewed annually.

Liquid assets
Available liquid assets include unencumbered cash and marketable securities from on- and off-balance sheet sources that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.
Encumbered and unencumbered liquid assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets	(1)
2023	Cash and deposits with banks	$53,291	$–	$53,291	$1,156	$52,135
Apr. 30	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	146,713	84,150	230,863	120,875	109,988
	Other debt securities	5,687	9,119	14,806	2,162	12,644
	Equities	34,708	25,607	60,315	33,955	26,360
	Canadian government guaranteed National Housing Act mortgage-backed securities	32,583	3,095	35,678	15,698	19,980
	Other liquid assets (2)	14,141	2,940	17,081	8,566	8,515
		$287,123	$124,911	$412,034	$182,412	$229,622
2022	Cash and deposits with banks	$63,861	$–	$63,861	$286	$63,575
Oct. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	133,923	85,602	219,525	122,283	97,242
	Other debt securities	6,764	8,957	15,721	2,262	13,459
	Equities	30,825	29,521	60,346	30,408	29,938
	Canadian government guaranteed National Housing Act mortgage-backed securities	33,148	3,321	36,469	16,711	19,758
	Other liquid assets (2)	19,159	2,326	21,485	16,040	5,445
		$287,680	$129,727	$417,407	$187,990	$229,417
(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select asset-backed securities and precious metals.
The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at	2023 Apr. 30	2022 Oct. 31
CIBC (parent)	$177,614	$166,968
Domestic subsidiaries	4,114	11,535
Foreign subsidiaries	47,894	50,914
	$229,622	$229,417
Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.
Our unencumbered liquid assets as at April 30, 2023 were comparable to October 31, 2022.
We maintain access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.

4 2	CIBC SECOND QUARTER 2023

Asset encumbrance

In the course of our day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes.
The following table provides a summary of our total on- and off-balance sheet encumbered and unencumbered assets:

		Encumbered			Unencumbered			Total assets
$ millions, as at		Pledged as collateral	Other	(1)	Available as collateral	Other	(2)
2023	Cash and deposits with banks	$–	$1,156		$52,135	$–		$53,291
Apr. 30	Securities (3)	157,952	4,789		154,036	–		316,777
	Loans, net of allowance (4)	–	54,424		27,858	445,114		527,396
	Other assets	7,606	–		2,983	70,913		81,502
		$165,558	$60,369		$237,012	$516,027		$978,966
2022	Cash and deposits with banks	$–	$286		$63,575	$–		$63,861
Oct. 31	Securities (3)	157,357	5,263		141,964	–		304,584
	Loans, net of allowance (4)	–	46,720		29,645	440,718	(5)	517,083
	Other assets	13,637	–		2,304	86,294		102,235
		$170,994	$52,269		$237,488	$527,012		$987,763
(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however they are not considered immediately available to existing borrowing programs.
(3)
Total securities comprise certain on-balance sheet securities, as well as off-balance sheet securities received under resale agreements, secured borrowings transactions, and collateral-for-collateral transactions.

(4)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.
(5)	Revised from the amount previously presented.

Restrictions on the flow of funds
Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.
We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.
Liquidity coverage ratio
The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required by OSFI to achieve a minimum LCR value of 100%. We are in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the LCR to OSFI on a monthly basis. The ratio is calculated as the total of unencumbered high quality liquid assets (HQLA) over the total net cash outflows in the next 30 calendar days.
The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and the relative ability to operationally monetize assets on a timely basis during a period of stress. Our centrally managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect our internal assessment of our ability to monetize its marketable assets under stress.
The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to our LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at OSFI-prescribed LCR inflow rates, and include performing loan repayments and maturing non-HQLA marketable assets.
Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.
During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.

CIBC SECOND QUARTER 2023	4 3

The LCR is calculated and disclosed using a standard OSFI-prescribed template.

$ millions, average of the three months ended April 30, 2023		Total unweighted value	(1)	Total weighted value (2)
HQLA
1	HQLA	n/a		$177,309
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$222,235		16,758
3	Stable deposits	97,674		2,930
4	Less stable deposits	124,561		13,828
5	Unsecured wholesale funding, of which:	233,061		104,670
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	119,087		28,846
7	Non-operational deposits (all counterparties)	88,040		49,890
8	Unsecured debt	25,934		25,934
9	Secured wholesale funding	n/a		14,525
10	Additional requirements, of which:	149,578		31,923
11	Outflows related to derivative exposures and other collateral requirements	18,391		7,076
12	Outflows related to loss of funding on debt products	3,854		3,854
13	Credit and liquidity facilities	127,333		20,993
14	Other contractual funding obligations	5,570		5,542
15	Other contingent funding obligations	390,159		7,936
16	Total cash outflows	n/a		181,354
Cash inflows
17	Secured lending (e.g. reverse repos)	94,494		20,541
18	Inflows from fully performing exposures	22,421		10,546
19	Other cash inflows	7,176		7,176
20	Total cash inflows	$124,091		$38,263
				Total adjusted value
21	Total HQLA	n/a		$177,309
22	Total net cash outflows	n/a		$143,091
23	LCR	n/a		124%
$ millions, average of the three months ended January 31, 2023				Total adjusted value
24	Total HQLA	n/a		$184,020
25	Total net cash outflows	n/a		$137,564
26	LCR	n/a		134%
(1)
Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.
Our average LCR as at April 30, 2023 decreased to 124% from 134% in the prior quarter, due to a decrease in HQLA and an increase in total net cash outflows. The increase in total net cash outflows compared to the prior quarter mainly reflects a decrease in secured lending and other cash inflows.
Net stable funding ratio
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable funding profile in relation to the composition of their assets and off-balance sheet activities. Canadian D-SIBs are required to maintain a minimum NSFR value of 100% on a consolidated bank basis. CIBC is in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the NSFR to OSFI on a quarterly basis. The ratio is calculated as total available stable funding (ASF) over the total required stable funding (RSF).
The numerator consists of the portion of capital and liabilities considered reliable over a one-year time horizon. The NSFR considers longer-term sources of funding to be more stable than short-term funding and deposits from retail and commercial customers to be behaviourally more stable than wholesale funding of the same maturity. In accordance with our funding strategy, key drivers of our ASF include client deposits supplemented by secured and unsecured wholesale funding, and capital instruments.
The denominator represents the amount of stable funding required based on the OSFI-defined liquidity characteristics and residual maturities of assets and off-balance sheet exposures. The NSFR ascribes varying degrees of RSF such that HQLA and short-term exposures are assumed to have a lower funding requirement than less liquid and longer-term exposures. Our RSF is largely driven by retail, commercial and corporate lending, investments in liquid assets, derivative exposures, and undrawn lines of credit and liquidity.
The ASF and RSF may be adjusted to zero for certain liabilities and assets that are determined to be interdependent if they meet the NSFR-defined criteria, which take into account the purpose, amount, cash flows, tenor and counterparties among other aspects to ensure the institution is acting solely as a pass-through unit for the underlying transactions. We report, where applicable, interdependent assets and liabilities arising from transactions OSFI has designated as eligible for such treatment in the LAR Guideline.

4 4	CIBC SECOND QUARTER 2023

The NSFR is calculated and disclosed using an OSFI-prescribed template, which captures the key quantitative information based on liquidity characteristics unique to the NSFR as defined in the LAR Guideline. As a result, amounts presented in the table below may not allow for direct comparison with the interim consolidated financial statements.

		a	b	c	d	e
		Unweighted value by residual maturity
$ millions, as at April 30, 2023		No maturity	<6 months	6 months to <1 year	>1 year	Weighted value
ASF item
1	Capital	$52,357	$–	$–	$5,982	$58,339
2	Regulatory capital	52,357	–	–	5,982	58,339
3	Other capital instruments	–	–	–	–	–
4	Retail deposits and deposits from small business customers	184,366	51,951	20,549	17,249	253,484
5	Stable deposits	89,576	17,978	10,825	8,752	121,212
6	Less stable deposits	94,790	33,973	9,724	8,497	132,272
7	Wholesale funding	161,436	196,172	46,222	91,217	222,476
8	Operational deposits	110,202	4,246	–	–	56,224
9	Other wholesale funding	51,234	191,926	46,222	91,217	166,252
10	Liabilities with matching interdependent assets	–	2,387	894	12,304	–
11	Other liabilities	–	92,950 (1)			7,167
12	NSFR derivative liabilities		8,816 (1)
13	All other liabilities and equity not included in the above categories	–	44,313	133	39,688	7,167
14	Total ASF					541,466
RSF item
15	Total NSFR HQLA					12,151
16	Deposits held at other financial institutions for operational purposes	–	3,533	–	51	1,818
17	Performing loans and securities	69,335	119,519	49,645	358,560	392,831
18	Performing loans to financial institutions secured by Level 1 HQLA	–	27,412	1,333	57	2,095
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	389	35,314	7,360	20,792	28,975
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	35,064	39,572	23,931	122,121	165,668
21	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
22	Performing residential mortgages, of which:	18,115	14,829	16,892	208,383	175,306
23	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	18,115	14,752	16,822	203,297	170,908
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	15,767	2,392	129	7,207	20,787
25	Assets with matching interdependent liabilities	–	2,387	894	12,304	–
26	Other assets	13,236	77,962 (1)			44,249
27	Physical traded commodities, including gold	2,983				2,536
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties		9,901 (1)			8,416
29	NSFR derivative assets		7,849 (1)			–
30	NSFR derivative liabilities before deduction of variation margin posted		19,668 (1)			983
31	All other assets not included in the above categories	10,253	33,829	80	6,635	32,314
32	Off-balance sheet items		395,466 (1)			13,612
33	Total RSF					$464,661
34	NSFR					117%
$ millions, as at January 31, 2023						Weighted value
35	Total ASF					$529,155
36	Total RSF					$458,884
37	NSFR					115%
(1)	No assigned time period per disclosure template design.
Our NSFR as at April 30, 2023 increased to 117% from 115% in the prior quarter, mainly due to an increase in wholesale funding and client deposits.
CIBC considers the impact of its business decisions on the LCR, NSFR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the metrics month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral.
Reporting of the LCR and NSFR is calibrated centrally by Treasury, in conjunction with the SBUs and other functional groups.

CIBC SECOND QUARTER 2023	4 5

Funding

We fund our operations with client-sourced deposits, supplemented with a wide range of wholesale funding.
Our principal approach aims to fund our consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. We maintain a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.
We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.
We continuously evaluate opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.
GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.
The following table provides the contractual maturity profile of our wholesale funding sources at their carrying values:

$ millions, as at April 30, 2023	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$1,825	$2,419	$1,876	$978	$7,098	$–	$–	$7,098
Certificates of deposit and commercial paper	9,913	13,319	17,865	20,722	61,819	–	–	61,819
Bearer deposit notes and bankers’ acceptances	191	234	668	472	1,565	–	–	1,565
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes (2)	102	11,851	3,648	11,642	27,243	16,331	24,514	68,088
Senior unsecured structured notes	–	–	–	230	230	35	68	333
Covered bonds/asset-backed securities
Mortgage securitization	–	611	1,761	885	3,257	2,667	9,336	15,260
Covered bonds	–	–	2,336	–	2,336	514	27,764	30,614
Cards securitization	–	–	–	1,023	1,023	926	1,695	3,644
Subordinated liabilities	–	–	–	–	–	35	6,580	6,615
Other (3)	–	–	3,116	–	3,116	–	8	3,124
	$12,031	$28,434	$31,270	$35,952	$107,687	$20,508	$69,965	$198,160
Of which:
Secured	$–	$611	$4,097	$1,908	$6,616	$4,107	$38,795	$49,518
Unsecured	12,031	27,823	27,173	34,044	101,071	16,401	31,170	148,642
	$12,031	$28,434	$31,270	$35,952	$107,687	$20,508	$69,965	$198,160
October 31, 2022	$12,656	$22,453	$29,368	$44,504	$108,981	$17,005	$70,702	$196,688
(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(3)	Includes Federal Home Loan Bank (FHLB) deposits.

The following table provides the diversification of CIBC’s wholesale funding by currency:

$ billions, as at	2023 Apr. 30		2022 Oct. 31
CAD	$49.5	25%	$51.2	26%
USD	102.3	52	103.0	52
Other	46.4	23	42.5	22
	$198.2	100%	$196.7	100%
We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.
Credit ratings
Our access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning.
Our credit ratings are summarized in the following table:

As at April 30, 2023	DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA	Aa2	A+
Legacy senior debt (2)	AA	AA	Aa2	A+
Senior debt (3)	AA(L)	AA-	A2	A-
Subordinated indebtedness	A(H)	A	Baa1	A-
Subordinated indebtedness – NVCC (4)	A(L)	A	Baa1	BBB+
Limited recourse capital notes – NVCC (4)	BBB(H)	n/a	Baa3	BBB-
Preferred shares – NVCC (4)	Pfd-2	n/a	Baa3	P-2(L)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable
(1)
DBRS Long-Term Issuer Rating; Fitch Ratings Inc. (Fitch) Long-Term Deposit Rating and Derivative Counterparty Rating; Moody’s Investors Service, Inc. (Moody’s) Long-Term Deposit and Counterparty Risk Assessment Rating; Standard & Poor’s (S&P’s) Issuer Credit Rating.

(2)	Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR Guideline.
n/a	Not applicable.

4 6	CIBC SECOND QUARTER 2023

Additional collateral requirements for rating downgrades
We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2023 Apr. 30	2022 Oct. 31
One-notch downgrade	$–	$–
Two-notch downgrade	0.1	0.1
Three-notch downgrade	0.2	0.3
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities
The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of our liquidity risk exposure, however this information serves to inform our management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at April 30, 2023	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks (1)	$21,941	$–	$–	$–	$–	$–	$–	$–	$–	$21,941
Interest-bearing deposits with banks	31,350	–	–	–	–	–	–	–	–	31,350
Securities	6,307	6,725	5,062	2,570	4,668	16,976	67,831	46,112	36,752	193,003
Cash collateral on securities borrowed	10,257	–	–	–	–	–	–	–	–	10,257
Securities purchased under resale agreements	40,204	15,314	9,390	1,230	1,992	1,583	77	–	–	69,790
Loans
Residential mortgages	2,366	5,481	10,526	7,976	14,358	59,204	163,226	8,222	–	271,359
Personal	554	627	682	792	934	751	4,027	5,474	31,185	45,026
Credit card	358	717	1,075	1,075	1,075	4,300	8,465	–	–	17,065
Business and government	12,722	9,711	9,845	10,259	12,998	37,207	74,865	19,174	10,562	197,343
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,397)	(3,397)
Derivative instruments	1,090	4,449	2,761	3,173	1,486	4,120	6,255	5,630	–	28,964
Customers’ liability under acceptances	10,072	799	4	–	2	–	–	–	–	10,877
Other assets	–	–	–	–	–	–	–	–	41,661	41,661
	$137,221	$43,823	$39,345	$27,075	$37,513	$124,141	$324,746	$84,612	$116,763	$935,239
October 31, 2022	$162,138	$38,036	$33,508	$30,461	$37,755	$106,155	$339,631	$77,111	$118,802	$943,597
Liabilities
Deposits (2)	$19,763	$50,570	$61,447	$48,310	$45,992	$38,014	$70,419	$18,429	$352,973	$705,917
Obligations related to securities sold short	16,731	–	–	–	–	–	–	–	–	16,731
Cash collateral on securities lent	5,677	–	–	–	–	–	–	–	–	5,677
Obligations related to securities sold under repurchase agreements	72,649	2,481	381	–	–	–	500	–	–	76,011
Derivative instruments	913	3,984	2,966	3,219	2,147	4,961	7,862	10,349	–	36,401
Acceptances	10,102	799	4	–	2	–	–	–	–	10,907
Other liabilities	25	25	75	74	72	305	600	933	23,365	25,474
Subordinated indebtedness	–	–	–	–	–	35	–	6,580	–	6,615
Equity	–	–	–	–	–	–	–	–	51,506	51,506
	$125,860	$57,859	$64,873	$51,603	$48,213	$43,315	$79,381	$36,291	$427,844	$935,239
October 31, 2022	$123,388	$44,632	$48,750	$62,962	$57,224	$39,220	$84,857	$36,779	$445,785	$943,597
(1)	Cash includes interest-bearing demand deposits with Bank of Canada.
(2)
Comprises $236.7 billion (October 31, 2022: $232.1 billion) of personal deposits; $444.5 billion (October 31, 2022: $443.0 billion) of business and government deposits and secured borrowings; and $24.8 billion (October 31, 2022: $22.5 billion) of bank deposits.

The changes in the contractual maturity profile were due to the natural migration of maturities and also reflect the impact of our regular business activities.

CIBC SECOND QUARTER 2023	4 7

Credit-related commitments
The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at April 30, 2023	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	(1)	Total
Unutilized credit commitments	$2,186	$9,999	$5,525	$5,791	$5,937	$23,405	$65,333	$3,505	$226,771		$348,452
Securities lending (2)	42,529	4,969	3,269	–	–	–	–	–	–		50,767
Standby and performance letters of credit	3,867	2,408	2,957	5,606	3,292	636	980	132	–		19,878
Backstop liquidity facilities	–	676	754	10,823	86	99	–	–	–		12,438
Documentary and commercial letters of credit	28	40	17	10	3	2	78	–	–		178
Other	1,426	–	–	–	–	–	–	–	–		1,426
	$50,036	$18,092	$12,522	$22,230	$9,318	$24,142	$66,391	$3,637	$226,771		$433,139
October 31, 2022	$50,694	$28,841	$13,542	$10,256	$8,415	$22,105	$68,049	$2,735	$216,873		$421,510
(1)	Includes $175.9 billion (October 31, 2022: $167.3 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $5.7 billion (October 31, 2022: $4.9 billion) for cash because it is reported on the interim consolidated balance sheet.
Other off-balance sheet contractual obligations
The following table provides the contractual maturities of other off-balance sheet contractual obligations affecting our funding needs:

$ millions, as at April 30, 2023	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations (1)	$96	$159	$193	$191	$136	$486	$654	$174	$2,089
Future lease commitments (2)	–	–	–	–	–	–	87	482	569
Investment commitments	–	–	2	1	9	3	14	527	556
Underwriting commitments	363	–	–	–	–	–	–	–	363
Pension contributions (3)	–	–	–	–	–	–	–	–	–
	$459	$159	$195	$192	$145	$489	$755	$1,183	$3,577
October 31, 2022 (2)	$1,066	$193	$341	$250	$220	$597	$847	$1,074	$4,588
(1)
Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(2)
Excludes operating lease obligations that are accounted for under IFRS 16, which are typically recognized on the consolidated balance sheet, and operating and tax expenses relating to lease commitments. The table includes lease obligations that are not accounted for under IFRS 16, including those related to future starting lease commitments for which we have not yet recognized a lease liability and right-of-use asset.

(3)
Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the remaining annual period ending October 31, 2023 as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks
We also have policies and processes to measure, monitor and control other risks, including strategic, reputation, environmental and social, and operational risks, such as insurance, technology, information and cyber security, and regulatory compliance. These risks and related policies and processes have not changed significantly from those described on pages 82 to 86 of our 2022 Annual Report.

4 8	CIBC SECOND QUARTER 2023

Accounting and control matters
Critical accounting policies and estimates
The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board (IASB). A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements included in our 2022 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2022.
Certain accounting policies require us to make judgments and estimates, some of which relate to matters that are uncertain. The current macroeconomic environment, including the impact of higher interest rates, inflation, recent events in the U.S. banking sector and geopolitical events, gives rise to heightened uncertainty as it relates to accounting estimates and assumptions and increase the need to apply judgment. In particular, changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period volatility of the provision for credit losses. See Note 5 to our consolidated financial statements in our 2022 Annual Report and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.
Accounting developments
For details on future accounting policy changes, refer to Note 31 to the consolidated financial statements included in our 2022 Annual Report.
Other regulatory developments
Interest rate benchmark reform
Various interest rate and other indices that are deemed to be “benchmarks” (including LIBOR) are the subject of international regulatory guidance and proposals for reform. Regulators in various jurisdictions have pushed for the transition from Interbank Offered Rates (IBORs) to alternative benchmark rates (alternative rates), based upon risk-free rates determined using actual market transactions. Following the previous announcements by various regulators, the publication of LIBOR settings for all sterling, Japanese yen, Swiss franc and euro, as well as 1-week and 2-month USD LIBOR settings was discontinued on December 31, 2021. The remaining USD LIBOR settings will cease to be published after June 30, 2023. In March 2022, the
Adjustable Interest Rate (LIBOR)
Act was enacted in the U.S., which allows for contracts that do not contain adequate fallback provisions to automatically transition to Secured Overnight Financing Rate (SOFR) upon the cessation of USD LIBOR. In December 2022, the U.S. Federal Reserve issued the final rule on implementing the LIBOR Act, which is another positive step towards facilitating the remediation efforts for USD LIBOR exposures. In March 2023, the FCA announced that it will require the LIBOR administrator, ICE Benchmark Administration Limited (IBA), to continue the publication of the 1-month, 3-month and 6-month USD LIBOR settings on a non-representative synthetic basis after June 30, 2023 for a limited period to support an orderly wind down of certain legacy contracts.
In December 2021, CARR recommended to Refinitiv Benchmark Services (UK) Limited (RBSL), the CDOR administrator, to cease the calculation and publication of CDOR after June 30, 2024 and proposed a two-staged approach to the transition from CDOR to CORRA. Following public consultation, on May 16, 2022, RBSL announced that it will permanently cease the publication and calculation of all remaining tenors of CDOR after June 28, 2024. Following this announcement, OSFI published its expectations for CDOR transition which is consistent with the two-stage transition approach proposed by CARR. OSFI expects all new derivatives and securities to transition to the alternative rates by June 30, 2023, with no new CDOR exposures after that date, with limited exceptions. OSFI also expects all loan agreements referencing CDOR to be transitioned by June 28, 2024, and FRFIs to prioritize system and model updates to accommodate the use of CORRA prior to June 28, 2024. As part of its transition roadmap, CARR outlined a number of CORRA First initiatives aimed at increasing the liquidity of CORRA. As part of these initiatives, inter-dealer trading of derivatives moved from CDOR to CORRA. CARR has also announced the development of a Term CORRA benchmark, which is expected to become available for use by September 30, 2023.
The transition from current reference rates to alternative rates may adversely affect the value of, return on, or trading market for contracts linked to existing benchmarks. These developments may cause some LIBOR and other benchmarks to be discontinued. A significant number of CIBC’s derivatives, securities, and lending and deposit contracts reference various interest rate benchmarks, including contracts with maturity dates that extend beyond the cessation dates announced by the regulators.
In response to the reforms to interest rate benchmarks, CIBC established an Enterprise IBOR Transition Program (Program), to manage and coordinate all aspects of the transition. The Program is supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Treasury, Technology and Operations, Risk Management, Legal, and Finance, to facilitate the transition.
Our Enterprise IBOR Transition Program continues to manage and coordinate all aspects of the transition. Consistent with regulatory expectations, no new USD LIBOR products were originated after December 31, 2021 with limited permitted exceptions. We are in the process of transitioning our remaining USD LIBOR based contracts to the alternative rates by incorporating appropriate fallback provisions or making amendments to contracts to reference alternative rates, and have developed business processes to support the transition. During the second quarter of 2023, certain types of centrally cleared USD LIBOR referenced derivatives were transitioned to the alternative rates. We are working with clearing houses to transition our remaining USD LIBOR referenced derivatives to the alternative rates, ahead of the expected cessation of USD LIBOR. The Program has also incorporated the CDOR transition into its plan to ensure an orderly transition and alignment with regulators’ expectations. As part of the Program, we continue to engage with industry associations on ongoing developments, and continue to incorporate these into our project plan and make information available to our clients, advising them on recent developments. The Program provides regular updates to senior management, including the Executive Committee, and the Board.

CIBC SECOND QUARTER 2023	4 9

OSFI guideline B-10 – Third-Party Risk Management
On April 24, 2023, OSFI published the final Guideline B-10, which sets out associated risk management expectations for FRFIs and will become effective on May 1, 2024. The Guideline emphasizes governance and risk management programs associated with effective third-party risk management. FRFIs are expected to understand the risk and criticality of all its third-party arrangements and apply this Guideline in a manner that is proportionate to both:
•	The risk and criticality of each third-party arrangement; and
•	The size, nature, scope, complexity of operations and risk profile of the FRFI.
OSFI guideline B-15 – Climate Risk Management
On March 7, 2023, OSFI published the final Guideline B-15, which sets out OSFI’s expectations for the management of climate-related risks, and will become effective on November 1, 2023 for D-SIBs. For additional information, see the “Top and emerging risks – Climate risk” section.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at April 30, 2023 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended April 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Related-party transactions
There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2022. For additional information, refer to pages 93 and 186 of our 2022 Annual Report.

5 0	CIBC SECOND QUARTER 2023

Glossary
Allowance for credit losses
Under International Financial Reporting Standard (IFRS) 9, allowance for credit losses represents 12 months of expected credit losses (ECL) for instruments that have not been subject to a significant increase in credit risk since initial recognition, while allowance for credit losses represents lifetime ECL for instruments that have been subject to a significant increase in credit risk, including impaired instruments. ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for fair value through other comprehensive income (FVOCI) debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.
Allowance for credit losses are adjusted for provisions for (reversals of) credit losses and are reduced by write-offs, net of recoveries.
Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction for impairment (directly or through the use of an allowance account). The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The services provided by CIBC are of an administrative nature, such as safekeeping of securities, client reporting and record keeping, collection of investment income, and the settlement of purchase and sale transactions. In addition, assets under management (AUM) amounts are included in the amounts reported under AUA.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.
Average interest-earning assets
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with the Bank of Canada, securities, cash collateral on securities borrowed or securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets.
Basis point
One-hundredth of a percentage point (0.01%).
Collateral
Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.
Collateralized debt obligation (CDO)
Securitization of any combination of corporate debt, asset-backed securities (ABS), mortgage-backed securities or tranches of other CDOs to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return to meet investor demand.
Collateralized loan obligation (CLO)
Securitizations of diversified portfolios of corporate debt obligations and/or ABS that are tranched into securities that offer varying degrees of risk and return to meet investor demand.
Common shareholders’ equity
Common shareholders’ equity includes common shares, contributed surplus, retained earnings and accumulated other comprehensive income (AOCI).
Credit derivatives
A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment of an underlying financial instrument to another party (the guarantor).
Credit valuation adjustment (CVA)
A valuation adjustment that is required to be considered in measuring fair value of over-the-counter (OTC) derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk (CCR) exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.
Current replacement cost
The estimated cost of replacing an asset at the present time according to its current worth.
Derivatives
A financial contract that derives its value from the performance of an underlying instrument, index or financial rate.
Dividend payout ratio
Common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments.

CIBC SECOND QUARTER 2023	5 1

Dividend yield
Dividends per common share divided by the closing common share price.
Effective interest rate method
A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency ratio
Non-interest expenses as a percentage of total revenue (net interest income and non-interest income).
Exchange-traded derivative contracts
Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.
Fair value
The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.
Forward contracts
A non-standardized contract to buy or sell a specified asset at a specified price and specified date in the future.
Forward rate agreement
An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.
Full-time equivalent employees
A measure that normalizes the number of full-time and part-time employees, base salary plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line on the consolidated statement of income.
Futures
A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.
Hedge
A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.
Loan loss ratio
The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
Mark-to-market
The fair value (as defined above) at which an asset can be sold or a liability can be transferred.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin
Net interest income as a percentage of average assets.
Net interest margin on average interest-earning assets
Net interest income as a percentage of average interest-earning assets.
Normal course issuer bid (NCIB)
Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.
Notional amount
Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.
Off-balance sheet financial instruments
A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.

5 2	CIBC SECOND QUARTER 2023

Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.
Operating leverage
Operating leverage is the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest expenses.
Options
A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.
Provision for (reversal of) credit losses
An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for (reversal of) credit losses for loans and acceptances and related off-balance sheet loan commitments is included in the Provision for (reversal of) credit losses line on the consolidated statement of income. Provision for (reversal of) credit losses for debt securities measured at FVOCI or amortized cost is included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.
Return on average assets or average interest-earning assets
Net income expressed as a percentage of average assets or average interest-earning assets.
Return on common shareholders’ equity
Net income attributable to equity shareholders expressed as a percentage of average common shareholders’ equity.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.
Structured entities (SEs)
Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
Swap contracts
A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.
Taxable equivalent basis (TEB)
The gross-up of tax-exempt revenue on certain securities to a TEB. There is an equivalent offsetting adjustment to the income tax expense.
Total shareholder return
The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.

CIBC SECOND QUARTER 2023	53

Risk and capital glossary
Advanced internal ratings-based (AIRB) approach for credit risk
Version of the internal ratings-based (IRB) approach to credit risk where institutions provide their own estimates of probability of default (PD), loss given default (LGD) and exposure at default (EAD), and their own calculation of effective maturity, subject to meeting minimum standards. Effective in the second quarter of 2023, AIRB is no longer permitted for some exposure categories.
Asset/liability management (ALM)
The practice of managing risks that arise from mismatches between the assets and liabilities, mainly in the non-trading areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Bail-in eligible liabilities
Bail-in eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018 that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered non-viability contingent capital (NVCC). Consumer deposits, secured liabilities (including covered bonds), certain financial contracts (including derivatives) and certain structured notes are not bail-in eligible.
Bank exposures
All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.
Business and government portfolio
A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating that reflects the credit risk of the exposure.
Central counterparty (CCP)
A clearing house that interposes itself between counterparties to clear contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.
Comprehensive approach for securities financing transactions
A framework for the measurement of CCR with respect to securities financing transactions, which utilizes a volatility-adjusted collateral value to reduce the amount of the exposure.
Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios
CET1, Tier 1 and total regulatory capital, divided by RWA, as defined by OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.
Corporate exposures
All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.
Credit risk
The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Drawn exposure
The amount of credit risk exposure resulting from loans and other receivables advanced to the customer.
Economic capital
Economic capital provides a framework to evaluate the returns of each strategic business unit, commensurate with risk assumed. Economic capital is a non-GAAP risk measure based upon an internal estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.
Economic profit
A non-GAAP risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.
Exposure at default (EAD)
An estimate of the amount of exposure to a customer at the event of, and at the time of, default.
Foundation internal ratings-based (FIRB) approach for credit risk
Version of the IRB approach to credit risk where institutions provide their own estimates of PD and their own calculation of effective maturity and rely on prescribed supervisory estimates for other risk components such as LGD and EAD. Effective in the second quarter of 2023, FIRB methodology must be used for some exposure categories.
Incremental risk charge (IRC)
A capital charge applied in addition to market risk capital specifically to cover default and migration risk in unsecuritized credit assets of varying liquidity held in the trading book.
Internal Capital Adequacy Assessment Process (ICAAP)
A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.

54	CIBC SECOND QUARTER 2023

Internal models approach (IMA) for market risk
Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.
Internal model method (IMM) for counterparty credit risk (CCR)
Models, which have been developed by CIBC and approved by OSFI, for the measurement of CCR with respect to OTC derivatives.
Internal ratings-based (IRB) approach for credit risk
Approach to determining credit risk capital requirements based on risk components such as PD, LGD, EAD and effective maturity.
Internal ratings-based approach for securitization exposures
This approach comprises two calculation methods available for securitization exposures that require OSFI approval: the Internal Ratings-Based Approach (SEC-IRBA) is available to the banks approved to use the IRB approach for underlying exposures securitized and the Internal Assessment Approach (SEC-IAA) available for certain securitization exposures extended to asset-backed commercial paper (ABCP) programs.
Leverage ratio exposure
The leverage ratio exposure is defined under the OSFI rules as on-balance sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance sheet exposures (such as commitments, direct credit substitutes, undrawn credit card exposures, securitization exposures and unsettled trades).
Leverage ratio
Defined as Tier 1 capital divided by the leverage ratio exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.
Liquidity coverage ratio (LCR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered high-quality liquid assets (HQLA) that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30-calendar-day liquidity stress scenario.
Liquidity risk
The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.
Loss given default (LGD)
An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the EAD. LGD is generally based on through-the-cycle assumptions for regulatory capital purposes, and generally based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Market risk
The risk of economic and/or financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.
Net cumulative cash flow (NCCF)
The NCCF is a liquidity horizon metric defined under OSFI’s LAR Guideline as a monitoring and supervision tool for liquidity risk that measures an institution’s detailed cash flows in order to capture the risk posed by funding mismatches between assets and liabilities.
Net stable funding ratio (NSFR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable stable funding profile in relation to the composition of their assets and off-balance sheet activities.
Non-viability contingent capital (NVCC)
Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable bank.
Operational risk
The risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.
Other off-balance sheet exposure
The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.
Other retail
This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending that are extended to individuals under the regulatory capital reporting framework.

CIBC SECOND QUARTER 2023	55

Over-the-counter (OTC) derivatives exposure
The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.
Probability of default (PD)
An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is based on through-the-cycle assumptions for regulatory capital purposes, and based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Qualifying central counterparty (QCCP)
An entity that is licensed to operate as a CCP and is permitted by the appropriate regulator or oversight body to operate as such with respect to the products offered by that CCP.
Qualifying revolving retail
This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.
Real estate secured personal lending
This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.
Regulatory capital
Regulatory capital, as defined by OSFI’s CAR Guideline, is comprised of CET1, Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes in fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, certain deferred tax assets, net assets related to defined benefit pension plans, and certain investments. AT1 capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, and qualifying instruments issued by a consolidated subsidiary to third parties. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, eligible general allowances, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution.
Repo-style transactions exposure
The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.
Reputation risk
The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.
Resecuritization
A securitization exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitization exposure.
Retail portfolios
A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication relies on credit-scoring models.
Risk-weighted assets (RWA)
RWA consist of three components: (i) RWA for credit risk, which are calculated using the IRB and standardized approaches, (ii) RWA for market risk, and (iii) RWA for operational risk. The IRB RWA are calculated using PDs, LGDs, EADs, and in some cases maturity adjustments, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on- and off-balance sheet exposures. The RWA for market risk in the trading portfolio are based on the internal models approved by OSFI with the exception of the RWA for traded securitization assets where we are using the methodology defined by OSFI. The RWA for operational risk, which relate to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events, are calculated under a standardized approach.
Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit risk. The capital floor is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement is added to RWA.
Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. A SE normally issues securities or other forms of interests to investors and/or the asset transferor, and the SE uses the proceeds from the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.
Simple, transparent and comparable (STC) securitizations
Securitization exposures satisfying a set of regulatory STC criteria. Such exposures qualify for a preferential capital treatment under the securitization framework.
Small and medium enterprises (SME) retail
This exposure class includes all loans extended to scored small businesses under the regulatory capital reporting framework.

56	CIBC SECOND QUARTER 2023

Sovereign exposures
All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.
Specialized lending (SL)
A subset of Corporate exposures falling into one of the following sub-classes: project finance (PF), object finance (OF), commodities finance (CF), income-producing real estate (IPRE), and high-volatility commercial real estate (HVCRE). Primary source of repayment for such credits is the income generated by the asset(s), rather than the independent capacity of a broader commercial enterprise.
Standardized approach for credit risk
Applied to exposures when there is not sufficient information to allow for the use of the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the CAR Guideline. The standardized risk weights are based on external credit assessments, where available, and other risk-related factors, including export credit agencies, exposure asset class, collateral, etc.
Standardized approach for operational risk
Effective in the second quarter of 2023, is based on a prescribed formula made up of three components: (i) the Business Indicator (BI) which is a financial-statement-based proxy for operational risk, (ii) the Business Indicator Component (BIC) which is calculated by multiplying the BI by a set of regulatory determined marginal coefficients, and (iii) the Internal Loss Multiplier which is a scaling factor that is based on the average historical operational losses and the BIC.
Standardized approach for securitization exposures
This approach comprises the calculation methods available for securitization exposures that do not require OSFI approval: the External Ratings-Based Approach (SEC-ERBA) and the Standardized Approach (SEC-SA).
Strategic risk
The risk of ineffective or improper implementation of business strategies, including mergers and acquisitions. It includes the potential financial loss and impact to resiliency due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business or industry environments.
Stressed Value-at-Risk
A VaR calculation using a one-year observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.
Structural foreign exchange risk
Structural foreign exchange risk is the risk primarily inherent in net investments in foreign operations due to changes in foreign exchange rates, and foreign currency denominated RWA and foreign currency denominated capital deductions.
Structural interest rate risk
Structural interest rate risk primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses.
Total loss absorbing capacity (TLAC) measure
The sum of Total capital and bail-in eligible liabilities (as defined above) that have a residual maturity greater than one year.
Total loss absorbing capacity ratio
Defined as TLAC measure divided by RWA determined in accordance with guidelines issued by OSFI.
Total loss absorbing capacity leverage ratio
Defined as TLAC measure divided by leverage ratio exposure determined in accordance with guidelines issued by OSFI.
Transitional arrangements for capital treatment of expected loss provisioning
On March 27, 2020, OSFI introduced transitional arrangements for ECL provisioning. These arrangements result in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that will decrease over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. For exposures under the IRB approach, the lower of this amount and excess allowances eligible for inclusion in Tier 2 capital is included as CET1 capital under the transitional arrangements. The transitional arrangement was no longer applicable beginning in the first quarter of 2023.
Undrawn exposures
The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.
Value-at-Risk (VaR)
Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

CIBC SECOND QUARTER 2023	57

Interim consolidated financial statements
(Unaudited)

Contents

59	Consolidated balance sheet

60	Consolidated statement of income

61	Consolidated statement of comprehensive income

62	Consolidated statement of changes in equity

63	Consolidated statement of cash flows

64	Notes to the interim consolidated financial statements

64	Note 1	–	Changes in accounting policies

64	Note 2	–	Significant estimates and assumptions

65	Note 3	–	Fair value measurement

68	Note 4	–	Significant transactions

69	Note 5	–	Securities

71	Note 6	–	Loans

77	Note 7	–	Deposits

77	Note 8	–	Subordinated indebtedness

78	Note 9	–	Share capital

79	Note 10	–	Post-employment benefits

79	Note 11	–	Income taxes

80	Note 12	–	Earnings per share

80	Note 13	–	Contingent liabilities and provisions

81	Note 14	–	Interest income and expense

82	Note 15	–	Segmented information

58	CIBC SECOND QUARTER 2023

Consolidated balance sheet

Unaudited, millions of Canadian dollars, as at	2023 Apr. 30	2022 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$21,941	$31,535
Interest-bearing deposits with banks	31,350	32,326
Securities (Note 5)	193,003	175,879
Cash collateral on securities borrowed	10,257	15,326
Securities purchased under resale agreements	69,790	69,213
Loans (Note 6)
Residential mortgages	271,359	269,706
Personal	45,026	45,429
Credit card	17,065	16,479
Business and government	197,343	188,542
Allowance for credit losses	(3,397)	(3,073)
	527,396	517,083
Other
Derivative instruments	28,964	43,035
Customers’ liability under acceptances	10,877	11,574
Property and equipment	3,307	3,377
Goodwill	5,325	5,348
Software and other intangible assets	2,676	2,592
Investments in equity-accounted associates and joint ventures	682	632
Deferred tax assets	566	480
Other assets	29,105	35,197
	81,502	102,235
	$935,239	$943,597
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$236,665	$232,095
Business and government	394,950	397,188
Bank	24,784	22,523
Secured borrowings	49,518	45,766
	705,917	697,572
Obligations related to securities sold short	16,731	15,284
Cash collateral on securities lent	5,677	4,853
Obligations related to securities sold under repurchase agreements	76,011	77,171
Other
Derivative instruments	36,401	52,340
Acceptances	10,907	11,586
Deferred tax liabilities	47	45
Other liabilities	25,427	28,072
	72,782	92,043
Subordinated indebtedness (Note 8)	6,615	6,292
Equity
Preferred shares and other equity instruments	4,925	4,923
Common shares (Note 9)	15,389	14,726
Contributed surplus	118	115
Retained earnings	29,240	28,823
Accumulated other comprehensive income (AOCI)	1,619	1,594
Total shareholders’ equity	51,291	50,181
Non-controlling interests	215	201
Total equity	51,506	50,382
	$935,239	$943,597
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2023	5 9

Consolidated statement of income

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars, except as noted	2023 Apr. 30	2023 Jan. 31	2022 Apr. 30	2023 Apr. 30	2022 Apr. 30
Interest income (Note 14) (1)
Loans	$7,263	$6,927	$3,413	$14,190	$6,619
Securities	1,735	1,571	666	3,306	1,295
Securities borrowed or purchased under resale agreements	1,028	995	120	2,023	198
Deposits with banks and other	657	767	47	1,424	75
	10,683	10,260	4,246	20,943	8,187
Interest expense (Note 14)
Deposits	6,211	5,887	949	12,098	1,587
Securities sold short	102	92	88	194	156
Securities lent or sold under repurchase agreements	987	890	73	1,877	127
Subordinated indebtedness	118	103	35	221	64
Other	78	83	13	161	33
	7,496	7,055	1,158	14,551	1,967
Net interest income	3,187	3,205	3,088	6,392	6,220
Non-interest income
Underwriting and advisory fees	136	103	146	239	294
Deposit and payment fees	214	220	223	434	437
Credit fees	324	337	309	661	631
Card fees	106	106	102	212	237
Investment management and custodial fees	435	428	452	863	897
Mutual fund fees	422	472	449	894	928
Insurance fees, net of claims	82	90	83	172	177
Commissions on securities transactions	87	88	106	175	212
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	495	678	286	1,173	545
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	31	10	16	41	35
Foreign exchange other than trading (FXOTT)	77	127	68	204	141
Income (loss) from equity-accounted associates and joint ventures	36	(4)	14	32	27
Other	70	67	34	137	93
	2,515	2,722	2,288	5,237	4,654
Total revenue	5,702	5,927	5,376	11,629	10,874
Provision for credit losses (Note 6)	438	295	303	733	378
Non-interest expenses
Employee compensation and benefits	1,863	1,909	1,746	3,772	3,493
Occupancy costs	200	208	204	408	408
Computer, software and office equipment	608	588	563	1,196	1,093
Communications	96	89	93	185	173
Advertising and business development	68	73	80	141	143
Professional fees	59	58	84	117	155
Business and capital taxes	31	39	28	70	60
Other (Note 13)	215	1,498	316	1,713	612
	3,140	4,462	3,114	7,602	6,137
Income before income taxes	2,124	1,170	1,959	3,294	4,359
Income taxes	436	738	436	1,174	967
Net income	$1,688	$432	$1,523	$2,120	$3,392
Net income attributable to non-controlling interests	$11	$9	$5	$20	$10
Preferred shareholders and other equity instrument holders	$67	$72	$47	$139	$88
Common shareholders	1,610	351	1,471	1,961	3,294
Net income attributable to equity shareholders	$1,677	$423	$1,518	$2,100	$3,382
Earnings per share (in dollars) (Note 12) (2)
Basic	$1.77	$0.39	$1.63	$2.16	$3.65
Diluted	1.76	0.39	1.62	2.15	3.64
Dividends per common share (in dollars) (2)	0.850	0.850	0.805	1.700	1.610
(1)
Interest income included $10.1 billion for the quarter ended April 30, 2023 (January 31, 2023: $9.6 billion; April 30, 2022: $3.8 billion) and $19.7 billion for the six months ended April 30, 2023 (April 30, 2022: $7.2 billion), calculated based on the effective interest rate method.

(2)
On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

6 0	CIBC SECOND QUARTER 2023

Consolidated statement of comprehensive income
	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars	2023 Apr. 30	2023 Jan. 31	2022 Apr. 30	2023 Apr. 30	2022 Apr. 30
Net income	$1,688	$432	$1,523	$2,120	$3,392
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	784	(1,010)	437	(226)	1,488
Net gains (losses) on hedges of investments in foreign operations	(431)	543	(245)	112	(861)
	353	(467)	192	(114)	627
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	134	129	(404)	263	(573)
Net (gains) losses reclassified to net income	(25)	(7)	(11)	(32)	(25)
	109	122	(415)	231	(598)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	105	576	(749)	681	(742)
Net (gains) losses reclassified to net income	(107)	(373)	326	(480)	254
	(2)	203	(423)	201	(488)
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(69)	(94)	322	(163)	428
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	7	(148)	108	(141)	147
Net gains (losses) on equity securities designated at FVOCI	7	6	35	13	54
	(55)	(236)	465	(291)	629
Total OCI (1)	405	(378)	(181)	27	170
Comprehensive income	$2,093	$54	$1,342	$2,147	$3,562
Comprehensive income attributable to non-controlling interests	$11	$9	$5	$20	$10
Preferred shareholders and other equity instrument holders	$67	$72	$47	$139	$88
Common shareholders	2,015	(27)	1,290	1,988	3,464
Comprehensive income attributable to equity shareholders	$2,082	$45	$1,337	$2,127	$3,552
(1)
Includes
$40 million of gains for the quarter ended April 30, 2023 (January 31, 2023: $21 million of gains; April 30, 2022: $100 million of losses) and $61 million of gains for the six months ended April 30, 2023 (April 30, 2022: $127 million of losses), relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars	2023 Apr. 30	2023 Jan. 31	2022 Apr. 30	2023 Apr. 30	2022 Apr. 30
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(28)	$35	$(15)	$7	$(50)
Net gains (losses) on hedges of investments in foreign operations	32	(43)	14	(11)	54
	4	(8)	(1)	(4)	4
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(29)	(34)	99	(63)	133
Net (gains) losses reclassified to net income	10	3	4	13	9
	(19)	(31)	103	(50)	142
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(21)	(221)	269	(242)	265
Net (gains) losses reclassified to net income	33	143	(117)	176	(91)
	12	(78)	152	(66)	174
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	10	36	(115)	46	(153)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(6)	57	(38)	51	(52)
Net gains (losses) on equity securities designated at FVOCI	(3)	(1)	(13)	(4)	(21)
	1	92	(166)	93	(226)
	$(2)	$(25)	$88	$(27)	$94
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2023	6 1

Consolidated statement of changes in equity

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars	2023 Apr. 30	2023 Jan. 31	2022 Apr. 30	2023 Apr. 30	2022 Apr. 30
Preferred shares and other equity instruments
Balance at beginning of period	$4,925	$4,923	$4,325	$4,923	$4,325
Issue of preferred shares and limited recourse capital notes	–	–	–	–	–
Redemption of preferred shares	–	–	–	–	–
Treasury shares	–	2	–	2	–
Balance at end of period	$4,925	$4,925	$4,325	$4,925	$4,325
Common shares (Note 9)
Balance at beginning of period	$15,046	$14,726	$14,457	$14,726	$14,351
Issue of common shares	341	322	90	663	225
Purchase of common shares for cancellation	–	–	–	–	(29)
Treasury shares	2	(2)	(2)	–	(2)
Balance at end of period	$15,389	$15,046	$14,545	$15,389	$14,545
Contributed surplus
Balance at beginning of period	$115	$115	$116	$115	$110
Compensation expense arising from equity-settled share-based awards	3	2	3	5	12
Exercise of stock options and settlement of other equity-settled share-based awards	(1)	(2)	(2)	(3)	(8)
Other (1)	1	–	(2)	1	1
Balance at end of period	$118	$115	$115	$118	$115
Retained earnings
Balance at beginning of period	$28,403	$28,823	$26,807	$28,823	$25,793
Net income attributable to equity shareholders	1,677	423	1,518	2,100	3,382
Dividends and distributions
Preferred and other equity instruments	(67)	(72)	(47)	(139)	(88)
Common	(775)	(771)	(726)	(1,546)	(1,452)
Premium on purchase of common shares for cancellation	–	–	–	–	(105)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	2	–	15	2	37
Balance at end of period	$29,240	$28,403	$27,567	$29,240	$27,567
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$1,344	$1,811	$493	$1,811	$58
Net change in foreign currency translation adjustments	353	(467)	192	(114)	627
Balance at end of period	$1,697	$1,344	$685	$1,697	$685
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$(494)	$(616)	$10	$(616)	$193
Net change in securities measured at FVOCI	109	122	(415)	231	(598)
Balance at end of period	$(385)	$(494)	$(405)	$(385)	$(405)
Net gains (losses) on cash flow hedges
Balance at beginning of period	$(459)	$(662)	$72	$(662)	$137
Net change in cash flow hedges	(2)	203	(423)	201	(488)
Balance at end of period	$(461)	$(459)	$(351)	$(461)	$(351)
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$738	$832	$740	$832	$634
Net change in post-employment defined benefit plans	(69)	(94)	322	(163)	428
Balance at end of period	$669	$738	$1,062	$669	$1,062
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$86	$234	$11	$234	$(28)
Net change attributable to changes in credit risk	7	(148)	108	(141)	147
Balance at end of period	$93	$86	$119	$93	$119
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$1	$(5)	$72	$(5)	$75
Net gains (losses) on equity securities designated at FVOCI	7	6	35	13	54
Realized (gains) losses on equity securities designated at FVOCI reclassified to retained earnings	(2)	–	(15)	(2)	(37)
Balance at end of period	$6	$1	$92	$6	$92
Total AOCI, net of income tax	$1,619	$1,216	$1,202	$1,619	$1,202
Non-controlling interests
Balance at beginning of period	$203	$201	$189	$201	$182
Net income attributable to non-controlling interests	11	9	5	20	10
Dividends	(2)	(2)	(2)	(4)	(4)
Other	3	(5)	1	(2)	5
Balance at end of period	$215	$203	$193	$215	$193
Equityat end of period	$51,506	$49,908	$47,947	$51,506	$47,947
(1)	Includes the portion of the estimated tax benefit related to employee stock options that is incremental to the amount recognized in the interim consolidated statement of income.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

6 2	CIBC SECOND QUARTER 2023

Consolidated statement of cash flows

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars	2023 Apr. 30	2023 Jan. 31	2022 Apr. 30	2023 Apr. 30	2022 Apr. 30
Cash flows provided by (used in) operating activities
Net income	$1,688	$432	$1,523	$2,120	$3,392
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	438	295	303	733	378
Amortization and impairment (1)	282	277	256	559	509
Stock options and restricted shares expense	3	2	3	5	12
Deferred income taxes	206	(270)	9	(64)	103
Losses (gains) from debt securities measured at FVOCI and amortized cost	(31)	(10)	(16)	(41)	(35)
Net losses (gains) on disposal of property and equipment	(3)	–	(1)	(3)	–
Other non-cash items, net	1	60	45	61	(62)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(2,757)	3,733	(7,161)	976	(4,828)
Loans, net of repayments	(8,411)	(2,207)	(16,373)	(10,618)	(37,492)
Deposits, net of withdrawals	9,573	(8,240)	17,692	1,333	45,154
Obligations related to securities sold short	(908)	2,355	(4,302)	1,447	(3,820)
Accrued interest receivable	(564)	(288)	(380)	(852)	(239)
Accrued interest payable	905	736	210	1,641	167
Derivative assets	1,440	12,616	(13,569)	14,056	(10,715)
Derivative liabilities	(2,788)	(12,864)	15,947	(15,652)	13,146
Securities measured at FVTPL	290	(2,411)	12,680	(2,121)	4,292
Other assets and liabilities measured/designated at FVTPL	215	3,892	2,267	4,107	3,793
Current income taxes	(400)	604	(194)	204	(1,049)
Cash collateral on securities lent	1,581	(757)	808	824	631
Obligations related to securities sold under repurchase agreements	5,590	(5,914)	(2,897)	(324)	(6,422)
Cash collateral on securities borrowed	2,189	2,880	(527)	5,069	(2,255)
Securities purchased under resale agreements	(4,608)	4,031	2,553	(577)	3,283
Other, net	2,471	1,189	(2,001)	3,660	(2,041)
	6,402	141	6,875	6,543	5,902
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	750	1,000	1,000	1,750	1,000
Redemption/repurchase/maturity of subordinated indebtedness	(1,500)	–	–	(1,500)	–
Issue of common shares for cash	44	48	51	92	144
Purchase of common shares for cancellation	–	–	–	–	(134)
Net sale (purchase) of treasury shares	2	–	(2)	2	(2)
Dividends and distributions paid	(546)	(571)	(736)	(1,117)	(1,467)
Repayment of lease liabilities	(83)	(82)	(83)	(165)	(159)
	(1,333)	395	230	(938)	(618)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(20,516)	(22,089)	(16,756)	(42,605)	(40,483)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	5,977	4,493	4,668	10,470	12,206
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	8,726	8,687	5,784	17,413	12,609
Acquisition of Canadian Costco credit card portfolio	–	–	(3,078)	–	(3,078)
Net sale (purchase) of property, equipment and software	(240)	(246)	(244)	(486)	(445)
	(6,053)	(9,155)	(9,626)	(15,208)	(19,191)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	49	(40)	30	9	102
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	(935)	(8,659)	(2,491)	(9,594)	(13,805)
Cash and non-interest-bearing deposits with banks at beginning of period	22,876	31,535	23,259	31,535	34,573
Cash and non-interest-bearing deposits with banks at end of period (2)	$21,941	$22,876	$20,768	$21,941	$20,768
Cash interest paid	$6,590	$6,320	$948	$12,910	$1,800
Cash interest received	9,876	9,722	3,607	19,598	7,403
Cash dividends received	242	251	259	493	545
Cash income taxes paid	629	404	621	1,033	1,913

(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(2)	Includes restricted cash of $494 million (January 31, 2023: $485 million; April 30, 2022: $481 million) and interest-bearing demand deposits with Bank of Canada.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2023	6 3

Notes to the interim consolidated financial statements
(Unaudited)
The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the
Bank Act
(Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.
These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2022.
All amounts in these interim consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on May 24, 2023.
Note 1.    Changes in accounting policies
Future accounting policy changes
For details on future accounting policy changes, refer to Note 31 to the consolidated financial statements included in our 2022 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2023.
Note 2.    Significant estimates and assumptions
As disclosed in our 2022 Annual Report, the preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities, asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and valuation of self-managed loyalty points programs. We continue to operate in an uncertain macroeconomic environment which gives rise to heightened uncertainty as it relates to accounting estimates and assumptions and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates.
The need to apply judgment particularly impacts estimates and assumptions relating to the allowance for credit losses, where significant judgment continued to be inherent in the forecasting of forward-looking information. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of expected credit loss (ECL) allowance recognized and the period-over-period volatility of the provision for credit losses. Actual results could differ from these estimates and assumptions. See Note 5 to our consolidated financial statements in our 2022 Annual Report, and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.

6 4	CIBC SECOND QUARTER 2023

Note 3.    Fair value measurement
Fair value of financial instruments

		Carrying value
$ millions, as at		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2023	Financial assets
Apr. 30	Cash and deposits with banks	$52,941	$350	$–	$–	$53,291	$53,291	$–
	Securities	64,641	69,417	–	58,945	193,003	191,675	(1,328)
	Cash collateral on securities borrowed	10,257	–	–	–	10,257	10,257	–
	Securities purchased under resale agreements	58,248	11,542	–	–	69,790	69,790	–
	Loans
	Residential mortgages	270,973	2	–	–	270,975	265,932	(5,043)
	Personal	44,141	–	–	–	44,141	44,050	(91)
	Credit card	16,391	–	–	–	16,391	16,459	68
	Business and government	195,595	125	169	–	195,889	195,555	(334)
	Derivative instruments	–	28,964	–	–	28,964	28,964	–
	Customers’ liability under acceptances	10,877	–	–	–	10,877	10,877	–
	Other assets	19,708	–	–	–	19,708	19,708	–
	Financial liabilities
	Deposits
	Personal	$223,197	$–	$13,468	$–	$236,665	$236,397	$(268)
	Business and government	377,286	–	17,664	–	394,950	395,377	427
	Bank	24,784	–	–	–	24,784	24,784	–
	Secured borrowings	47,904	–	1,614	–	49,518	49,394	(124)
	Derivative instruments	–	36,401	–	–	36,401	36,401	–
	Acceptances	10,907	–	–	–	10,907	10,907	–
	Obligations related to securities sold short	–	16,731	–	–	16,731	16,731	–
	Cash collateral on securities lent	5,677	–	–	–	5,677	5,677	–
	Obligations related to securities sold under repurchase agreements	72,759	–	3,252	–	76,011	76,011	–
	Other liabilities	17,659	123	21	–	17,803	17,803	–
	Subordinated indebtedness	6,615	–	–	–	6,615	6,739	124
2022	Financial assets
Oct. 31	Cash and deposits with banks	$62,193	$1,668	$–	$–	$63,861	$63,861	$–
	Securities	52,484	67,296	–	56,099	175,879	173,663	(2,216)
	Cash collateral on securities borrowed	15,326	–	–	–	15,326	15,326	–
	Securities purchased under resale agreements	53,626	15,587	–	–	69,213	69,213	–
	Loans
	Residential mortgages	269,409	4	–	–	269,413	262,865	(6,548)
	Personal	44,527	–	–	–	44,527	44,394	(133)
	Credit card	15,695	–	–	–	15,695	15,775	80
	Business and government	186,485	758	205	–	187,448	186,967	(481)
	Derivative instruments	–	43,035	–	–	43,035	43,035	–
	Customers’ liability under acceptances	11,574	–	–	–	11,574	11,574	–
	Other assets	26,387	–	–	–	26,387	26,387	–
	Financial liabilities
	Deposits
	Personal	$220,244	$–	$11,851	$–	$232,095	$231,532	$(563)
	Business and government	383,502	–	13,686	–	397,188	397,145	(43)
	Bank	22,523	–	–	–	22,523	22,523	–
	Secured borrowings	44,110	–	1,656	–	45,766	45,507	(259)
	Derivative instruments	–	52,340	–	–	52,340	52,340	–
	Acceptances	11,586	–	–	–	11,586	11,586	–
	Obligations related to securities sold short	–	15,284	–	–	15,284	15,284	–
	Cash collateral on securities lent	4,853	–	–	–	4,853	4,853	–
	Obligations related to securities sold under repurchase agreements	73,084	–	4,087	–	77,171	77,171	–
	Other liabilities	19,830	102	22	–	19,954	19,954	–
	Subordinated indebtedness	6,292	–	–	–	6,292	6,329	37

CIBC SECOND QUARTER 2023	6 5

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2023 Apr. 30	2022 Oct. 31	2023 Apr. 30	2022 Oct. 31	2023 Apr. 30	2022 Oct. 31	2023 Apr. 30	2022 Oct. 31
Financial assets
Deposits with banks	$–	$–	$350	$1,668	$–	$–	$350	$1,668
Debt securities mandatorily measured and designated at FVTPL
Government issued or guaranteed	1,136	2,611	25,255	25,539	–	–	26,391	28,150
Corporate debt	–	–	3,454	3,609	2	2	3,456	3,611
Mortgage- and asset-backed	–	–	3,184	3,656	229	207	3,413	3,863
	1,136	2,611	31,893	32,804	231	209	33,260	35,624
Loans mandatorily measured at FVTPL
Business and government	–	–	114	276	180 (1)	687 (1)	294	963
Residential mortgages	–	–	2	4	–	–	2	4
	–	–	116	280	180	687	296	967
Debt securities measured at FVOCI
Government issued or guaranteed	4,684	4,888	45,243	42,200	–	–	49,927	47,088
Corporate debt	–	–	6,690	6,967	–	–	6,690	6,967
Mortgage- and asset-backed	–	–	1,733	1,522	–	–	1,733	1,522
	4,684	4,888	53,666	50,689	–	–	58,350	55,577
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	35,367	30,962	792	773	593	459	36,752	32,194
Securities purchased under resale agreements measured at FVTPL	–	–	11,542	15,587	–	–	11,542	15,587
Derivative instruments
Interest rate	1	6	6,980	8,249	50	18	7,031	8,273
Foreign exchange	–	–	12,341	21,297	24	–	12,365	21,297
Credit	–	–	14	14	45	45	59	59
Equity	3,476	2,776	1,860	2,345	6	4	5,342	5,125
Precious metal and other commodity	26	94	4,141	8,187	–	–	4,167	8,281
	3,503	2,876	25,336	40,092	125	67	28,964	43,035
Total financial assets	$44,690	$41,337	$123,695	$141,893	$1,129	$1,422	$169,514	$184,652
Financial liabilities
Deposits and other liabilities (2)	$–	$–	$(32,548)	$(26,908)	$(342)	$(409)	$(32,890)	$(27,317)
Obligations related to securities sold short	(5,589)	(5,499)	(11,142)	(9,785)	–	–	(16,731)	(15,284)
Obligations related to securities sold under repurchase agreements	–	–	(3,252)	(4,087)	–	–	(3,252)	(4,087)
Derivative instruments
Interest rate	(2)	(1)	(10,988)	(12,850)	(768)	(1,533)	(11,758)	(14,384)
Foreign exchange	–	–	(14,812)	(27,229)	–	–	(14,812)	(27,229)
Credit	–	–	(19)	(13)	(50)	(50)	(69)	(63)
Equity	(3,264)	(3,220)	(3,301)	(3,151)	(3)	(3)	(6,568)	(6,374)
Precious metal and other commodity	(84)	(365)	(3,110)	(3,925)	–	–	(3,194)	(4,290)
	(3,350)	(3,586)	(32,230)	(47,168)	(821)	(1,586)	(36,401)	(52,340)
Total financial liabilities	$(8,939)	$(9,085)	$(79,172)	$(87,948)	$(1,163)	$(1,995)	$(89,274)	$(99,028)
(1)	Includes $169 million related to loans designated at FVTPL (October 31, 2022: $205 million).
(2)
Comprises deposits designated at FVTPL of $32,441 million (October 31, 2022: $26,802 million), net bifurcated embedded derivative liabilities of $305 million (October 31, 2022: $391 million), other liabilities designated at FVTPL of $21 million (October 31, 2022: $22 million), and other financial liabilities measured at fair value of $123 million (October 31, 2022: $102 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended April 30, 2023, we transferred $2,166 million of securities mandatorily measured at FVTPL from Level 1 to Level 2 and $372 million from Level 2 to Level 1, and $954 million of securities sold short from Level 1 to Level 2 and $22 million
from Level 2 to Level 1, due to changes in observability in the inputs used to value these securities (for the quarter ended January 31, 2023, $838 million of securities mandatorily measured at FVTPL from Level 1 to Level 2 and $336 million from Level 2 to Level 1, and $648 million of securities sold short from Level 1 to Level 2 and no transfers from Level 2 to Level 1
; for the quarter ended April 30, 2022, $736 million of securities mandatorily measured at FVTPL from Level 1 to Level 2 and no transfers from Level 2 to Level 1
, $176 million of securities sold short from Level 1 to Level 2 and no transfers from Level 2 to Level 1). In addition, transfers between Level 2 and Level 3 were made during the quarters ended April 30, 2023, January 31, 2023, and April 30, 2022, primarily due to changes in the assessment of the observability of certain correlation and market volatility and probability inputs that were used in measuring the fair value of our FVO liabilities and derivatives.
The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

6 6	CIBC SECOND QUARTER 2023

		Net gains (losses) included in income (1)
$ millions, for the three months ended	Opening balance	Realized (2)	Unrealized	(2)(3)	Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
Apr. 30, 2023
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$2	$–	$–		$–	$–	$–	$–	$–	$2
Mortgage- and asset-backed	305	–	–		–	–	–	4	(80)	229
Loans mandatorily measured at FVTPL
Business and government	374	–	2		3	–	–	(11)	(188)	180
Corporate equity mandatorily measured at FVTPL and designated at FVOCI
	478	–	26		9	–	–	142	(62)	593
Derivative instruments
Interest rate	43	–	2		–	–	–	5	–	50
Foreign exchange	–	–	24		–	–	–	–	–	24
Credit	44	(1)	2		–	–	–	–	–	45
Equity	6	–	–		–	2	–	1	(3)	6
Total assets	$1,252	$(1)	$56		$12	$2	$–	$141	$(333)	$1,129
Deposits and other liabilities (5)	$(428)	$(12)	$40		$–	$(2)	$2	$(20)	$78	$(342)
Derivative instruments
Interest rate	(753)	–	(36)		–	–	8	–	13	(768)
Foreign exchange	–	–	–		–	–	–	–	–	–
Credit	(49)	1	(2)		–	–	–	–	–	(50)
Equity	(5)	–	–		–	(1)	3	–	–	(3)
Total liabilities	$(1,235)	$(11)	$2		$–	$(3)	$13	$(20)	$91	$(1,163)
Jan. 31, 2023
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$2	$–	$–		$–	$–	$–	$–	$–	$2
Mortgage- and asset-backed	207	–	–		–	–	–	102	(4)	305
Loans mandatorily measured at FVTPL
Business and government	687	–	4		(8)	–	–	(37)	(272)	374
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	459	1	9		–	–	–	26	(17)	478
Derivative instruments
Interest rate	18	–	23		–	–	–	2	–	43
Foreign exchange	–	–	–		–	–	–	–	–	–
Credit	45	–	(1)		–	–	–	–	–	44
Equity	4	–	–		–	–	(2)	4	–	6
Total assets	$1,422	$1	$35		$(8)	$–	$(2)	$97	$(293)	$1,252
Deposits and other liabilities (5)	$(409)	$7	$(63)		$–	$–	$2	$(9)	$44	$(428)
Derivative instruments
Interest rate	(1,533)	–	387		–	–	378	(3)	18	(753)
Foreign exchange	–	–	–		–	–	–	–	–	–
Credit	(50)	–	1		–	–	–	–	–	(49)
Equity	(3)	–	(1)		–	–	–	(1)	–	(5)
Total liabilities	$(1,995)	$7	$324		$–	$–	$380	$(13)	$62	$(1,235)
Apr. 30, 2022
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$2	$–	$–		$–	$–	$–	$–	$–	$2
Mortgage- and asset-backed	86	–	–		–	–	–	61	(37)	110
Loans mandatorily measured at FVTPL
Business and government	640	–	(7)		6	–	–	–	(69)	570
Corporate equity mandatorily measured at FVTPL and designated at FVOCI (6)	454	–	–		31	–	–	18	(22)	481
Derivative instruments
Interest rate	25	–	(8)		–	–	–	–	–	17
Foreign exchange	–	–	–		–	–	–	–	–	–
Credit	43	(2)	1		–	–	–	–	–	42
Equity	16	1	(1)		–	–	(13)	1	(2)	2
Total assets	$1,266	$(1)	$(15)		$37	$–	$(13)	$80	$(130)	$1,224
Deposits and other liabilities (5)	$(811)	$(15)	$38		$–	$–	$1	$(85)	$178	$(694)
Derivative instruments
Interest rate	(213)	–	(522)		–	–	–	–	(9)	(744)
Foreign exchange	–	–	–		–	–	–	–	–	–
Credit	(48)	2	(1)		–	–	–	–	–	(47)
Equity	(16)	–	–		–	–	13	(1)	3	(1)
Total liabilities	$(1,088)	$(13)	$(485)		$–	$–	$14	$(86)	$172	$(1,486)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)
Includes deposits designated at FVTPL of $76 million (January 31, 2023: $75 million; April 30, 2022: $107 million), net bifurcated embedded derivative liabilities of $245 million (January 31, 2023: $344 million; April 30, 2022: $488 million) and other liabilities designated at FVTPL of $21 million (January 31, 2023: $9 million; April 30, 2022: $99 million).

(6)	Certain information has been reclassified to conform to the current period presentation.

CIBC SECOND QUARTER 2023	6 7

		Net gains (losses) included in income (1)
$ millions, for the six months ended	Opening balance	Realized (2)	Unrealized	(2)(3)	Net unrealized gains (losses) included in OCI	(4)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
Apr. 30, 2023
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$2	$–	$–		$–		$–	$–	$–	$–	$2
Mortgage- and asset-backed	207	–	–		–		–	–	106	(84)	229
Loans mandatorily measured at FVTPL Business and government	687	–	6		(5)		–	–	(48)	(460)	180
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	459	1	35		9		–	–	168	(79)	593
Derivative instruments
Interest rate	18	–	25		–		–	–	7	–	50
Foreign exchange	–	–	24		–		–	–	–	–	24
Credit	45	(1)	1		–		–	–	–	–	45
Equity	4	–	–		–		2	(2)	5	(3)	6
Total assets	$1,422	$–	$91		$4		$2	$(2)	$238	$(626)	$1,129
Deposits and other liabilities (5)	$(409)	$(17)	$(9)		$–		$(2)	$2	$(29)	$122	$(342)
Derivative instruments
Interest rate	(1,533)	–	351		–		–	386	(3)	31	(768)
Foreign exchange	–	–	–		–		–	–	–	–	–
Credit	(50)	1	(1)		–		–	–	–	–	(50)
Equity	(3)	–	(1)		–		(1)	3	(1)	–	(3)
Total liabilities	$(1,995)	$(16)	$340		$–		$(3)	$391	$(33)	$153	$(1,163)
Apr. 30, 2022
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$2	$–	$–		$–		$–	$–	$–	$–	$2
Mortgage- and asset-backed	55	–	–		–		–	–	93	(38)	110
Loans mandatorily measured at FVTPL Business and government
	1,038	–	(10)		23		–	–	–	(481)	570
Corporate equity mandatorily measured at FVTPL and designated at FVOCI (6)
	396	–	–		78		–	–	45	(38)	481
Derivative instruments
Interest rate	35	–	(19)		–		–	–	–	1	17
Foreign exchange	–	–	–		–		–	–	–	–	–
Credit	49	(7)	–		–		–	–	–	–	42
Equity	13	1	(2)		–		10	(21)	3	(2)	2
Total assets	$1,588	$(6)	$(31)		$101		$10	$(21)	$141	$(558)	$1,224
Deposits and other liabilities (5)	$(742)	$(7)	$(118)		$–		$–	$3	$(106)	$276	$(694)
Derivative instruments
Interest rate	(136)	–	(604)		–		–	2	–	(6)	(744)
Foreign exchange	–	–	–		–		–	–	–	–	–
Credit	(54)	7	–		–		–	–	–	–	(47)
Equity	(77)	–	–		–		–	73	(3)	6	(1)
Total liabilities	$(1,009)	$–	$(722)		$–		$–	$78	$(109)	$276	$(1,486)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)
Includes deposits designated at FVTPL of $76 million (April 30, 2022: $107 million), net bifurcated embedded derivative liabilities of $245 million (April 30, 2022: $488 million) and other liabilities designated at FVTPL of $21 million (April 30, 2022: $99 million).

(6)	Certain information has been reclassified to conform to the current period presentation.
Financial instruments designated at FVTPL (FVO)
A net loss of $12 million, net of hedges for the three months ended April 30, 2023 (a net loss of $8 million and a net gain of $4 million for the three months ended January 31, 2023 and April 30, 2022, respectively), which is included in the interim consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net was recognized for FVO assets and FVO liabilities. A net loss of $20 million, net of hedges for the six months ended April 30, 2023 was realized for FVO assets and FVO liabilities (a net gain of $29 million for the six months ended April 30, 2022).
The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI.
Note 4.    Significant transactions
Sale of certain banking assets in the Caribbean
The proposed sale by FirstCaribbean International Bank Limited (CIBC FirstCaribbean) of banking assets in St. Vincent was completed on March 24, 2023 upon the satisfaction of the closing conditions. On April 6, 2023, CIBC FirstCaribbean announced that the proposed transaction in St. Kitts will not proceed. The proposed transaction in Dominica did not proceed and CIBC FirstCaribbean ceased its operations in Dominica on January 31, 2023. The impacts of these transactions and closures were not material. The parties continue to pursue all regulatory approvals required to complete the transaction in Grenada, the impact of which is not expected to be material.

6 8	CIBC SECOND QUARTER 2023

Note 5.    Securities
Securities

$ millions, as at	2023 Apr. 30	2022 Oct. 31
	Carrying amount
Securities measured and designated at FVOCI	$58,945	$56,099
Securities measured at amortized cost (1)	64,641	52,484
Securities mandatorily measured and designated at FVTPL	69,417	67,296
	$193,003	$175,879
(1)	There were no sales of securities measured at amortized cost during the quarter (October 31, 2022: a realized gain of less than $1 million).
Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at					2023 Apr. 30					2022 Oct. 31
	Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$12,103		$33	$(3)	$12,133	$10,646		$10	$(17)	$10,639
Other Canadian governments	16,857		42	(34)	16,865	17,494		32	(74)	17,452
U.S. Treasury and agencies	15,039		12	(269)	14,782	12,305		5	(351)	11,959
Other foreign governments	6,144		22	(19)	6,147	7,048		21	(31)	7,038
Mortgage-backed securities	1,124		1	(29)	1,096	1,202		1	(40)	1,163
Asset-backed securities	646		1	(10)	637	375		–	(16)	359
Corporate debt	6,727		2	(39)	6,690	7,023		–	(56)	6,967
	58,640		113	(403)	58,350	56,093		69	(585)	55,577
Corporate equity (2)	588		41	(34)	595	525		31	(34)	522
	$59,228		$154	$(437)	$58,945	$56,618		$100	$(619)	$56,099
(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $22 million (October 31, 2022: $24 million).
(2)	Includes restricted stock.
Fair value of equity securities designated at FVOCI that were disposed of during the three months ended April 30, 2023 was $5 million (nil and $26 million for the three months ended January 31, 2023 and April 30, 2022, respectively) and $5 million for the six months ended April 30, 2023 (April 30, 2022: $64 million), at the time of disposal.
Net realized cumulative after-tax gains of $2 million for the three months ended April 30, 2023 (nil and $15 million gain for the three months ended January 31, 2023 and April 30, 2022, respectively) and $2 million for the six months ended April 30, 2023 (April 30, 2022: $37 million), were reclassified from AOCI to retained earnings, resulting from dispositions of equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI.
Dividend income recognized on equity securities designated at FVOCI that were still held as at April 30, 2023 was $2 million ($1 million and $4 million for the three months ended January 31, 2023 and April 30, 2022, respectively) and $3 million for the six months ended April 30, 2023 (April 30, 2022: $7 million). Dividend income recognized on equity securities designated at FVOCI that were disposed of as at April 30, 2023 was nil (nil and nil for the three months ended January 31, 2023 and April 30, 2022, respectively) and nil for the six months ended April 30, 2023 (April 30, 2022: nil).

CIBC SECOND QUARTER 2023	6 9

Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the three months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
2023	Debt securities measured at FVOCI
Apr. 30	Balance at beginning of period	$4	$19	$–	$23
	Provision for (reversal of) credit losses (1)	(2)	–	–	(2)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	1	–	1
	Balance at end of period	$2	$20	$–	$22
2023	Debt securities measured at FVOCI
Jan. 31	Balance at beginning of period	$4	$20	$–	$24
	Provision for (reversal of) credit losses (1)	–	–	–	–
	Write-offs	–	–	–	–
	Foreign exchange and other	–	(1)	–	(1)
	Balance at end of period	$4	$19	$–	$23
2022	Debt securities measured at FVOCI
Apr. 30	Balance at beginning of period	$4	$19	$–	$23
	Provision for (reversal of) credit losses (1)	–	(1)	–	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	–	–
	Balance at end of period	$4	$18	$–	$22

$ millions, as at or for the six months ended
2023	Debt securities measured at FVOCI
Apr. 30	Balance at beginning of period	$4	$20	$–	$24
	Provision for (reversal of) credit losses (1)	(2)	–	–	(2)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	–	–
	Balance at end of period	$2	$20	$–	$22
2022	Debt securities measured at FVOCI
Apr. 30	Balance at beginning of period	$4	$15	$–	$19
	Provision for (reversal of) credit losses (1)	–	2	–	2
	Write-offs	–	–	–	–
	Foreign exchange and other	–	1	–	1
	Balance at end of period	$4	$18	$–	$22
(1)	Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

7 0	CIBC SECOND QUARTER 2023

Note 6.    Loans
Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the three months ended	2023 Apr. 30
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$58	$80	$170	$308
Originations net of repayments and other derecognitions	2	(1)	(9)	(8)
Changes in model	–	–	–	–
Net remeasurement (1)	–	47	43	90
Transfers (1)
– to 12-month ECL	19	(18)	(1)	–
– to lifetime ECL performing	(1)	3	(2)	–
– to lifetime ECL credit-impaired	–	(2)	2	–
Provision for (reversal of) credit losses (2)	20	29	33	82
Write-offs	–	–	(6)	(6)
Recoveries	–	–	3	3
Interest income on impaired loans	–	–	(3)	(3)
Foreign exchange and other	–	1	(1)	–
Balance at end of period	$78	$110	$196	$384
Personal
Balance at beginning of period	$147	$639	$157	$943
Originations net of repayments and other derecognitions	10	(20)	(10)	(20)
Changes in model	–	–	–	–
Net remeasurement (1)	(128)	120	89	81
Transfers (1)
– to 12-month ECL	147	(146)	(1)	–
– to lifetime ECL performing	(10)	15	(5)	–
– to lifetime ECL credit-impaired	–	(20)	20	–
Provision for (reversal of) credit losses (2)	19	(51)	93	61
Write-offs	–	–	(101)	(101)
Recoveries	–	–	17	17
Interest income on impaired loans	–	–	(1)	(1)
Foreign exchange and other	(1)	–	2	1
Balance at end of period	$165	$588	$167	$920
Credit card
Balance at beginning of period	$142	$685	$–	$827
Originations net of repayments and other derecognitions	8	(20)	–	(12)
Changes in model	–	–	–	–
Net remeasurement (1)	(142)	123	49	30
Transfers (1)
– to 12-month ECL	171	(171)	–	–
– to lifetime ECL performing	(6)	6	–	–
– to lifetime ECL credit-impaired	–	(64)	64	–
Provision for (reversal of) credit losses (2)	31	(126)	113	18
Write-offs	–	–	(147)	(147)
Recoveries	–	–	34	34
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of period	$173	$559	$–	$732
Business and government
Balance at beginning of period	$303	$579	$411	$1,293
Originations net of repayments and other derecognitions	9	(3)	(16)	(10)
Changes in model	–	–	–	–
Net remeasurement (1)	(35)	170	152	287
Transfers (1)
– to 12-month ECL	66	(63)	(3)	–
– to lifetime ECL performing	(9)	10	(1)	–
– to lifetime ECL credit-impaired	–	(8)	8	–
Provision for (reversal of) credit losses (2)	31	106	140	277
Write-offs	–	–	(37)	(37)
Recoveries	–	–	8	8
Interest income on impaired loans	–	–	(8)	(8)
Foreign exchange and other	5	6	1	12
Balance at end of period	$339	$691	$515	$1,545
Total ECL allowance (3)	$755	$1,948	$878	$3,581
Comprises:
Loans	$668	$1,852	$877	$3,397
Undrawn credit facilities and other off-balance sheet exposures (4)	87	96	1	184
(1)
Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(2)
Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(3)
See Note 5 for the ECL allowance on debt securities measured at FVOCI. The table above excludes the ECL allowance on debt securities classified at amortized cost of $21 million as at April 30, 2023 (January 31, 2023: $14 million; April 30, 2022: $13 million), $15 million of which was stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (
January
 3
1
, 2023: $12 million; April 30, 2022: $11 million). The ECL allowances for other financial assets classified at amortized cost were immaterial as at April 30, 2023, January 31, 2023 and April 30, 2022 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(4)	Included in Other liabilities on our interim consolidated balance sheet.
(5)	The second quarter of 2022 includes ECL allowances of $63 million recognized immediately after the acquisition of the Canadian Costco credit card portfolio on March 4, 2022.
(6)	Includes the impact of a change in the internal risk rating methodology applied in the first quarter of 2023 at CIBC Bank USA.

CIBC SECOND QUARTER 2023	7 1

$ millions, as at or for the three months ended	2023 Jan. 31				2022 Apr. 30
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$57	$69	$167	$293	$64	$76	$163	$303
Originations net of repayments and other derecognitions	3	–	(4)	(1)	5	–	(6)	(1)
Changes in model	–	–	–	–	(4)	(1)	–	(5)
Net remeasurement (1)	(16)	29	12	25	(20)	18	42	40
Transfers (1)
– to 12-month ECL	16	(16)	–	–	25	(23)	(2)	–
– to lifetime ECL performing	(2)	2	–	–	(2)	4	(2)	–
– to lifetime ECL credit-impaired	–	(3)	3	–	–	(3)	3	–
Provision for (reversal of) credit losses (2)	1	12	11	24	4	(5)	35	34
Write-offs	–	–	(4)	(4)	–	–	(20)	(20)
Recoveries	–	–	2	2	–	–	–	–
Interest income on impaired loans	–	–	(5)	(5)	–	–	(4)	(4)
Foreign exchange and other	–	(1)	(1)	(2)	–	1	2	3
Balance at end of period	$58	$80	$170	$308	$68	$72	$176	$316
Personal
Balance at beginning of period	$137	$656	$146	$939	$147	$554	$113	$814
Originations net of repayments and other derecognitions	12	(15)	(4)	(7)	9	(11)	(2)	(4)
Changes in model	–	–	–	–	1	–	–	1
Net remeasurement (1)	(67)	81	66	80	(89)	121	45	77
Transfers (1)
– to 12-month ECL	74	(74)	–	–	91	(89)	(2)	–
– to lifetime ECL performing	(9)	9	–	–	(10)	15	(5)	–
– to lifetime ECL credit-impaired	–	(17)	17	–	–	(23)	23	–
Provision for (reversal of) credit losses (2)	10	(16)	79	73	2	13	59	74
Write-offs	–	–	(86)	(86)	–	–	(61)	(61)
Recoveries	–	–	21	21	–	–	18	18
Interest income on impaired loans	–	–	(1)	(1)	–	–	(1)	(1)
Foreign exchange and other	–	(1)	(2)	(3)	–	–	–	–
Balance at end of period	$147	$639	$157	$943	$149	$567	$128	$844
Credit card
Balance at beginning of period	$159	$709	$–	$868	$127	$510	$–	$637
Originations net of repayments and other derecognitions (5)	1	(27)	–	(26)	65	(10)	–	55
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (1)	(175)	224	41	90	(79)	159	40	120
Transfers (1)
– to 12-month ECL	173	(173)	–	–	98	(98)	–	–
– to lifetime ECL performing	(16)	16	–	–	(18)	18	–	–
– to lifetime ECL credit-impaired	–	(64)	64	–	–	(29)	29	–
Provision for (reversal of) credit losses (2)	(17)	(24)	105	64	66	40	69	175
Write-offs	–	–	(132)	(132)	–	–	(98)	(98)
Recoveries	–	–	27	27	–	–	29	29
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$142	$685	$–	$827	$193	$550	$–	$743
Business and government
Balance at beginning of period	$335	$490	$351	$1,176	$278	$405	$521	$1,204
Originations net of repayments and other derecognitions	7	(3)	(4)	–	3	(4)	(7)	(8)
Changes in model	–	6	–	6	(13)	(6)	–	(19)
Net remeasurement (1)(6)	(54)	110	72	128	(33)	40	40	47
Transfers (1)
– to 12-month ECL	35	(35)	–	–	27	(25)	(2)	–
– to lifetime ECL performing	(13)	26	(13)	–	(4)	5	(1)	–
– to lifetime ECL credit-impaired	–	(9)	9	–	–	(3)	3	–
Provision for (reversal of) credit losses (2)	(25)	95	64	134	(20)	7	33	20
Write-offs	–	–	(11)	(11)	–	–	(186)	(186)
Recoveries	–	–	8	8	–	–	12	12
Interest income on impaired loans	–	–	(4)	(4)	–	–	(4)	(4)
Foreign exchange and other	(7)	(6)	3	(10)	3	2	1	6
Balance at end of period	$303	$579	$411	$1,293	$261	$414	$377	$1,052
Total ECL allowance (3)	$650	$1,983	$738	$3,371	$671	$1,603	$681	$2,955
Comprises:
Loans	$563	$1,859	$737	$3,159	$597	$1,545	$681	$2,823
Undrawn credit facilities and other off-balance sheet exposures (4)	87	124	1	212	74	58	–	132
See previous page for footnote references.

7 2	CIBC SECOND QUARTER 2023

$ millions, as at or for the six months ended	2023 Apr. 30				2022 Apr. 30
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$57	$69	$167	$293	$59	$63	$158	$280
Originations net of repayments and other derecognitions	5	(1)	(13)	(9)	9	(4)	(11)	(6)
Changes in model	–	–	–	–	(4)	(1)	–	(5)
Net remeasurement (1)	(16)	76	55	115	(39)	54	57	72
Transfers (1)
– to 12-month ECL	35	(34)	(1)	–	46	(43)	(3)	–
– to lifetime ECL performing	(3)	5	(2)	–	(4)	7	(3)	–
– to lifetime ECL credit-impaired	–	(5)	5	–	–	(5)	5	–
Provision for (reversal of) credit losses (2)	21	41	44	106	8	8	45	61
Write-offs	–	–	(10)	(10)	–	–	(24)	(24)
Recoveries	–	–	5	5	–	–	1	1
Interest income on impaired loans	–	–	(8)	(8)	–	–	(8)	(8)
Foreign exchange and other	–	–	(2)	(2)	1	1	4	6
Balance at end of period	$78	$110	$196	$384	$68	$72	$176	$316
Personal
Balance at beginning of period	$137	$656	$146	$939	$150	$547	$106	$803
Originations net of repayments and other derecognitions	22	(35)	(14)	(27)	17	(23)	(3)	(9)
Changes in model	–	–	–	–	1	–	–	1
Net remeasurement (1)	(195)	201	155	161	(190)	237	88	135
Transfers (1)
– to 12-month ECL	221	(220)	(1)	–	191	(189)	(2)	–
– to lifetime ECL performing	(19)	24	(5)	–	(20)	28	(8)	–
– to lifetime ECL credit-impaired	–	(37)	37	–	–	(33)	33	–
Provision for (reversal of) credit losses (2)	29	(67)	172	134	(1)	20	108	127
Write-offs	–	–	(187)	(187)	–	–	(124)	(124)
Recoveries	–	–	38	38	–	–	38	38
Interest income on impaired loans	–	–	(2)	(2)	–	–	(2)	(2)
Foreign exchange and other	(1)	(1)	–	(2)	–	–	2	2
Balance at end of period	$165	$588	$167	$920	$149	$567	$128	$844
Credit card
Balance at beginning of period	$159	$709	$–	$868	$136	$517	$–	$653
Originations net of repayments and other derecognitions (5)	9	(47)	–	(38)	65	(20)	–	45
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (1)	(317)	347	90	120	(185)	284	66	165
Transfers (1)
– to 12-month ECL	344	(344)	–	–	202	(202)	–	–
– to lifetime ECL performing	(22)	22	–	–	(25)	25	–	–
– to lifetime ECL credit-impaired	–	(128)	128	–	–	(54)	54	–
Provision for (reversal of) credit losses (2)	14	(150)	218	82	57	33	120	210
Write-offs	–	–	(279)	(279)	–	–	(178)	(178)
Recoveries	–	–	61	61	–	–	58	58
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$173	$559	$–	$732	$193	$550	$–	$743
Business and government
Balance at beginning of period	$335	$490	$351	$1,176	$277	$449	$508	$1,234
Originations net of repayments and other derecognitions	16	(6)	(20)	(10)	23	(10)	(15)	(2)
Changes in model	–	6	–	6	(13)	2	–	(11)
Net remeasurement (1)(6)	(89)	280	224	415	(99)	27	65	(7)
Transfers (1)
– to 12-month ECL	101	(98)	(3)	–	73	(69)	(4)	–
– to lifetime ECL performing	(22)	36	(14)	–	(8)	10	(2)	–
– to lifetime ECL credit-impaired	–	(17)	17	–	–	(5)	5	–
Provision for (reversal of) credit losses (2)	6	201	204	411	(24)	(45)	49	(20)
Write-offs	–	–	(48)	(48)	–	–	(196)	(196)
Recoveries	–	–	16	16	–	–	17	17
Interest income on impaired loans	–	–	(12)	(12)	–	–	(7)	(7)
Foreign exchange and other	(2)	–	4	2	8	10	6	24
Balance at end of period	$339	$691	$515	$1,545	$261	$414	$377	$1,052
Total ECL allowance (3)	$755	$1,948	$878	$3,581	$671	$1,603	$681	$2,955
Comprises:
Loans	$668	$1,852	$877	$3,397	$597	$1,545	$681	$2,823
Undrawn credit facilities and other off-balance sheet exposures (4)	87	96	1	184	74	58	–	132
See previous pages for footnote references.

CIBC SECOND QUARTER 2023	7 3

Inputs, assumptions and model techniques
Global economic activity is expected to continue to be weak in 2023 and we continue to operate in an uncertain macroeconomic environment. There is inherent uncertainty in estimating the impact that higher interest rates, inflation, recent events in the U.S. banking sector and geopolitical events, will have on the macroeconomic environment. As a result, a heightened level of judgment in estimating ECLs in respect of all these elements as discussed below, continued to be required this quarter. See Note 5 to our consolidated financial statements in our 2022 Annual Report and Note 2 to our interim consolidated financial statements for additional information concerning the significant estimates and credit judgment inherent in the estimation of ECL allowances.
The following tables provide the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case		Upside case		Downside case
As at April 30, 2023	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real gross domestic product (GDP) year-over-year growth
Canada (2)	0.8%	2.0%	2.1%	2.5%	(1.6)%	1.3%
United States	0.9%	1.8%	2.9%	3.0%	(3.0)%	1.0%
Unemployment rate
Canada (2)	5.7%	5.9%	5.4%	5.5%	6.6%	6.9%
United States	4.2%	4.1%	3.3%	3.3%	5.5%	4.9%
Canadian Housing Price Index year-over-year growth (2)	(9.4)%	3.2%	(0.3)%	6.3%	(16.8)%	(1.2)%
Standard and Poor’s (S&P) 500 Index year-over-year growth rate	0.1%	5.9%	6.6%	10.4%	(21.0)%	(1.4)%
Canadian household debt service ratio	15.3%	14.6%	14.7%	14.4%	16.3%	14.9%
West Texas Intermediate Oil Price (US$)	$80	$81	$101	$105	$68	$60

	Base case		Upside case		Downside case
As at January 31, 2023	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	0.7%	1.4%	1.8%	2.4%	(1.2)%	0.6%
United States	0.7%	1.4%	1.7%	2.5%	(0.8)%	0.2%
Unemployment rate
Canada (2)	5.7%	5.9%	5.4%	5.6%	6.6%	7.1%
United States	4.1%	4.2%	3.8%	3.6%	5.8%	5.2%
Canadian Housing Price Index year-over-year growth (2)	(10.2)%	3.0%	(1.0)%	7.7%	(21.5)%	(0.2)%
S&P 500 Index year-over-year growth rate	(1.2)%	6.4%	2.3%	10.6%	(12.5)%	(2.0)%
Canadian household debt service ratio	15.4%	14.5%	14.9%	14.0%	16.2%	14.7%
West Texas Intermediate Oil Price (US$)	$87	$81	$110	$107	$75	$60

	Base case		Upside case		Downside case
As at October 31, 2022	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	0.8%	1.5%	3.9%	2.8%	(0.6)%	1.0%
United States	0.7%	1.3%	2.9%	3.0%	(2.1)%	0.4%
Unemployment rate
Canada (2)	5.5%	5.9%	4.9%	5.6%	6.0%	6.8%
United States	4.0%	4.2%	3.3%	3.3%	5.6%	5.1%
Canadian Housing Price Index year-over-year growth (2)	(2.5)%	1.9%	10.1%	6.6%	(13.1)%	(5.2)%
S&P 500 Index year-over-year growth rate	(1.4)%	6.0%	6.3%	12.1%	(13.4)%	(1.3)%
Canadian household debt service ratio	15.5%	15.1%	14.4%	14.5%	15.9%	15.2%
West Texas Intermediate Oil Price (US$)	$92	$81	$119	$107	$76	$56
(1)	The remaining forecast period is generally four years.
(2)
National-level forward-looking forecasts are presented in the tables above, which represent the aggregation of the provincial-level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

7 4	CIBC SECOND QUARTER 2023

As required, the forward-looking information used to estimate ECLs reflects our expectations as at April 30, 2023, January 31, 2023 and October 31, 2022, respectively, and does not reflect changes in expectation as a result of economic forecasts that may have subsequently emerged. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons. Our underlying base case projection as at April 30, 2023 is characterized by relatively weak real GDP growth in both Canada and the U.S. due to the recently experienced increases in interest rates by central banks in an attempt to ease demand and bring inflation back to target levels, and a modest increase in unemployment rates. Our base case projection also assumes supply chains will continue to see further improvement from the reduction in COVID-19 disruptions, and from the expected easing in global demand pressures. While our base case continues to assume that interest rates will stay at elevated levels through the remainder of calendar 2023 and then modestly reduce through to the end of 2024, although remaining at higher than pre-pandemic levels, our base case forecasts for real GDP growth in both Canada and the U.S. have modestly improved compared to the prior quarter. Significant judgment continued to be inherent in the forecasting of forward-looking information, including our base case assumptions regarding the economic impact of higher levels of interest rates, the easing of supply chain and inflationary pressures, recent events in the U.S. banking sector, the impact of COVID-19 and the global economic risks emanating from the war in Ukraine.
The downside case forecast assumes a recession and higher unemployment rates in Canada driven by a continuing correction in the housing market and lower consumer spending. The downside case forecast for the U.S. also assumes a recession resulting from aggressive interest rate hikes introduced to combat prolonged high levels of inflation. Additional downside risks due to the recent events in the U.S. banking sector have resulted in a more severe downside case forecast for U.S. real GDP growth over the next 12 months. The downside forecasts also reflect slower recoveries thereafter to lower levels of sustained economic activity and unemployment rates persistently above where they stood pre-pandemic. The upside scenario continues to reflect a better economic environment than the base case forecast, particularly for the U.S.
As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment. Assumptions concerning measures used by governments to combat inflation, the economic impact of the recent events in the U.S. banking sector, and global economic risks emanating from the war in Ukraine are material to these forecasts. To address the uncertainties inherent in the current environment, we continue to utilize management overlays with respect to the impact of certain forward-looking information and credit metrics that are not expected to be as indicative of the credit condition of the portfolios as the historical experience in our models would have otherwise suggested, including with respect to the benefit of higher levels of household savings that have accumulated during the pandemic. The use of management overlays requires the application of significant judgment that impacts the amount of ECL allowances recognized.
If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $340 million lower than the recognized ECL as at April 30, 2023 (October 31, 2022: $248 million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $969 million higher than the recognized ECL as at April 30, 2023 (October 31, 2022: $847 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the significant increase in credit risk that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2. Actual credit losses could differ materially from those reflected in our estimates.

CIBC SECOND QUARTER 2023	7 5

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on our risk management probability of default (PD) bands for retail exposures, and based on our internal risk ratings for
business and government exposures. Refer to the “Credit risk” section of our 2022 Annual Report for details on the CIBC risk categories.
Loans
(1)

$ millions, as at					2023 Apr. 30					2022 Oct. 31
	Stage 1	Stage 2	Stage 3	(2)	Total	Stage 1	Stage 2	Stage 3	(2)	Total
Residential mortgages
– Exceptionally low	$171,908	$156	$–		$172,064	$174,749	$140	$–		$174,889
– Very low	57,870	659	–		58,529	53,795	498	–		54,293
– Low	20,194	8,051	–		28,245	24,200	6,816	–		31,016
– Medium	592	7,589	–		8,181	261	4,927	–		5,188
– High	–	905	–		905	–	906	–		906
– Default	–	–	455		455	–	–	374		374
– Not rated	2,575	187	218		2,980	2,604	214	222		3,040
Gross residential mortgages (3)(4)(5)	253,139	17,547	673		271,359	255,609	13,501	596		269,706
ECL allowance	78	110	196		384	57	69	167		293
Net residential mortgages	253,061	17,437	477		270,975	255,552	13,432	429		269,413
Personal
– Exceptionally low	19,087	2	–		19,089	18,943	1	–		18,944
– Very low	4,331	10	–		4,341	6,119	5	–		6,124
– Low	11,453	3,533	–		14,986	9,117	4,953	–		14,070
– Medium	1,601	2,405	–		4,006	934	3,084	–		4,018
– High	224	1,442	–		1,666	266	1,089	–		1,355
– Default	–	–	194		194	–	–	175		175
– Not rated	668	24	52		744	657	34	52		743
Gross personal (4)(5)	37,364	7,416	246		45,026	36,036	9,166	227		45,429
ECL allowance	140	578	167		885	115	641	146		902
Net personal	37,224	6,838	79		44,141	35,921	8,525	81		44,527
Credit card
– Exceptionally low	3,448	–	–		3,448	3,151	–	–		3,151
– Very low	1,217	–	–		1,217	1,042	–	–		1,042
– Low	6,686	13	–		6,699	6,936	597	–		7,533
– Medium	2,363	2,522	–		4,885	992	2,927	–		3,919
– High	8	659	–		667	–	682	–		682
– Default	–	–	–		–	–	–	–		–
– Not rated	143	6	–		149	145	7	–		152
Gross credit card (5)	13,865	3,200	–		17,065	12,266	4,213	–		16,479
ECL allowance	159	515	–		674	143	641	–		784
Net credit card	13,706	2,685	–		16,391	12,123	3,572	–		15,695
Business and government
– Investment grade	94,940	678	–		95,618	87,184	404	–		87,588
– Non-investment grade	99,931	6,816	–		106,747	101,889	6,457	–		108,346
– Watchlist	68	4,182	–		4,250	66	2,971	–		3,037
– Default	–	–	1,409		1,409	–	–	920		920
– Not rated	181	15	–		196	208	17	–		225
Gross business and government (3)(6)(7)	195,120	11,691	1,409		208,220	189,347	9,849	920		200,116
ECL allowance	291	649	514		1,454	285	458	351		1,094
Net business and government	194,829	11,042	895		206,766	189,062	9,391	569		199,022
Total net amount of loans	$498,820	$38,002	$1,451		$538,273	$492,658	$34,920	$1,079		$528,657
(1)
The table excludes debt securities measured at FVOCI, for which ECL allowances of $22 million (October 31, 2022: $24 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $21 million were recognized as at April 30, 2023 (October 31, 2022: $15 million), $15 million of which was stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (October 31, 2022: $12 million). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at April 30, 2023 and October 31, 2022. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(2)	Excludes foreclosed assets of $16 million (October 31, 2022: $24 million) which were included in Other assets on our interim consolidated balance sheet.
(3)
Includes $2 million (October 31, 2022: $4 million) of residential mortgages and $294 million (October 31, 2022: $963 million) of business and government loans that are measured and designated at FVTPL.

(4)
The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a significant increase in credit risk has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(5)	The April 30, 2023 amounts include the impact of a change in credit score provider for our Canadian retail loans.
(6)	Includes customers’ liability under acceptances of $10,877 million (October 31, 2022: $11,574 million).
(7)	The April 30, 2023 amounts include the impact of a change in the internal risk rating methodology applied in the first quarter of 2023 at CIBC Bank USA.

7 6	CIBC SECOND QUARTER 2023

Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at				2023 Apr. 30				2022 Oct. 31
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$153,764	$6	$–	$153,770	$149,286	$6	$–	$149,292
– Very low	16,492	47	–	16,539	14,461	51	–	14,512
– Low	12,665	1,302	–	13,967	10,844	2,412	–	13,256
– Medium	1,766	843	–	2,609	522	1,402	–	1,924
– High	153	704	–	857	155	682	–	837
– Default	–	–	35	35	–	–	39	39
– Not rated	505	8	–	513	484	8	–	492
Gross retail (1)	185,345	2,910	35	188,290	175,752	4,561	39	180,352
ECL allowance	39	54	–	93	38	83	–	121
Net retail	185,306	2,856	35	188,197	175,714	4,478	39	180,231
Business and government
– Investment grade	132,210	310	–	132,520	119,069	121	–	119,190
– Non-investment grade	56,519	2,066	–	58,585	64,446	2,540	–	66,986
– Watch list	25	941	–	966	15	571	–	586
– Default	–	–	119	119	–	–	69	69
– Not rated	449	17	–	466	575	26	–	601
Gross business and government (2)	189,203	3,334	119	192,656	184,105	3,258	69	187,432
ECL allowance	48	42	1	91	50	32	–	82
Net business and government	189,155	3,292	118	192,565	184,055	3,226	69	187,350
Total net undrawn credit facilities and other off-balance sheet exposures	$374,461	$6,148	$153	$380,762	$359,769	$7,704	$108	$367,581
(1)	The April 30, 2023 amounts include the impact of a change in credit score provider for our Canadian retail loans.
(2)	The April 30, 2023 amounts include the impact of a change in the internal risk rating methodology applied in the first quarter of 2023 at CIBC Bank USA.
Note 7.    Deposits
(1)(2)

$ millions, as at							2023 Apr. 30	2022 Oct. 31
	Payable on demand	(3)	Payable after notice	(4)	Payable on a fixed date	(5)(6)	Total	Total
Personal	$14,794		$130,899		$90,972		$236,665	$232,095
Business and government (7)	105,557		87,586		201,807		394,950	397,188
Bank	14,054		83		10,647		24,784	22,523
Secured borrowings (8)	–		–		49,518		49,518	45,766
	$134,405		$218,568		$352,944		$705,917	$697,572
Comprises:
Held at amortized cost							$673,476	$670,770
Designated at fair value							32,441	26,802
							$705,917	$697,572
Total deposits include (9) :
Non-interest-bearing deposits
Canada							$88,680	$93,801
U.S.							14,023	17,053
Other international							6,216	6,452
Interest-bearing deposits
Canada							468,565	447,409
U.S.							88,661	92,333
Other international							39,772	40,524
							$705,917	$697,572
(1)
Includes deposits of $243.3 billion (October 31, 2022: $243.3 billion) denominated in U.S. dollars and deposits of $56 billion (October 31, 2022: $53.1 billion) denominated in other foreign currencies.

(2)	Net of purchased notes of $2.6 billion (October 31, 2022: $3.0 billion).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)
Includes $59.6 billion (October 31, 2022: $55.1 billion) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance Canada. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)
Includes $12.9 billion (October 31, 2022: $10.6 billion) of structured note liabilities that were sold upon issuance to third-party financial intermediaries, who may resell the notes to retail investors in foreign jurisdictions.

(8)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.
(9)	Classification is based on geographical location of the CIBC office.
Note 8.    Subordinated indebtedness
On January 20, 2023, we issued $1.0 billion principal amount of 5.33% Debentures due January 20, 2033. The Debentures bear interest at a fixed rate of 5.33% per annum (paid semi-annually) until January 20, 2028, and at Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 2.37% per annum (paid quarterly) thereafter until maturity on January 20, 2033.
On April 4, 2023, we redeemed $1.5 billion principal amount of 3.45% Debentures due April 4, 2028. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, together with accrued and unpaid interest thereon.
On April 20, 2023, we issued $750 million principal amount of 5.35% Debentures due April 20, 2033. The Debentures bear interest at a fixed rate of 5.35% per annum (paid semi-annually) until April 20, 2028, and at Daily Compounded CORRA plus 2.23% per annum (paid quarterly) thereafter until maturity on April 20, 2033.

CIBC SECOND QUARTER 2023	7 7

Note 9.    Share capital
Common shares

	For the three months ended						For the six months ended
$ millions, except number of shares	2023 Apr. 30		2023 Jan. 31		2022 Apr. 30			2023 Apr. 30		2022 Apr. 30
	Number of shares (1)	Amount	Number of shares (1)	Amount	Number of shares (1)	Amount	Number of shares (1)	Amount	Number of shares (1)	Amount
Balance at beginning of period	911,628,796	$15,046	906,040,097	$14,726	901,922,630	$14,457	906,040,097	$14,726	901,655,952	$14,351
Issuance pursuant to:
Equity-settled share-based compensation plans (2)	61,493	3	131,331	6	230,540	12	192,824	9	1,307,218	71
Shareholder investment plan (3)	5,337,388	296	4,746,425	272	514,216	37	10,083,813	568	967,246	73
Employee share purchase plan	708,052	42	740,514	44	515,390	41	1,448,566	86	1,048,130	81
	917,735,729	$15,387	911,658,367	$15,048	903,182,776	$14,547	917,765,300	$15,389	904,978,546	$14,576
Purchase of common shares for cancellation	–	–	–	–	–	–	–	–	(1,800,000)	(29)
Treasury shares	33,634	2	(29,571)	(2)	(27,844)	(2)	4,063	–	(23,614)	(2)
Balance at end of period	917,769,363	$15,389	911,628,796	$15,046	903,154,932	$14,545	917,769,363	$15,389	903,154,932	$14,545
(1)
On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(2)	Includes the settlement of contingent consideration related to prior acquisitions.
(3)
Commencing with the dividends paid on January 27, 2023, the participants in the Dividend Reinvestment Option and Stock Dividend Option of the Shareholder Investment Plan received a 2% discount from average market price on dividends reinvested in additional common shares issued from Treasury.

Normal course issuer bid
Our normal course issuer bid expired on December 12, 2022. Under this bid, we purchased and cancelled 1,800,000 common shares (on a post share basis) at an average price of $74.43 for a total amount of $134 million during the first quarter of 2022.
Preferred shares and other equity instruments
Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC)
Holders of the Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares) had the option to convert their shares into
Non-cumulative
Floating Rate Class A Preferred Shares Series 48 (NVCC) (Series 48 shares) on a one-for-one basis on January 31, 2023. As the conditions for conversion were not met, no Series 48 shares were issued, and all of the Series 47 shares remain outstanding. The dividend on the Series 47 shares was reset to 5.878%, payable quarterly as and when declared by the Board of Directors, effective for the five-year period commencing January 31, 2023.
Regulatory capital, leverage and total loss absorbing capacity ratios
Our capital, leverage and total loss absorbing capacity (TLAC) ratios are presented in the table below:

$ millions, as at		2023 Apr. 30	2022 Oct. 31
Common Equity Tier 1 (CET1) capital (1)		$38,176	$37,005
Tier 1 capital (1)	A	43,117	41,946
Total capital (1)		49,809	48,263
Total risk-weighted assets (RWA)	B	321,188	315,634
CET1 ratio		11.9%	11.7%
Tier 1 capital ratio		13.4%	13.3%
Total capital ratio		15.5%	15.3%
Leverage ratio exposure (2)	C	$1,029,885	$961,791
Leverage ratio	A/C	4.2%	4.4%
TLAC available	D	$95,187	$95,136
TLAC ratio	D/B	29.6%	30.1%
TLAC leverage ratio	D/C	9.2%	9.9%
(1)
The 2022 results included the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020. The transitional arrangement resulted in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. Starting November 1, 2022, the ECL transitional arrangement was no longer applicable. The April 30, 2023 ratios reflect the impacts from the implementation of Basel III reforms (see the “Continuous enhancement to regulatory capital requirements” section).

(2)	The temporary exclusion of Central bank reserves from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic was no longer applicable in the second quarter of 2023.
Our regulatory capital ratios are determined in accordance with the Capital Adequacy Requirements Guideline issued by OSFI, which are based on the capital standards developed by the Basel Committee on Banking Supervision. CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a CET1 surcharge equal to 1.0% of RWA. OSFI also expects D-SIBs to hold a Domestic Stability Buffer (DSB) of 3.0%, which was increased from
2.5% effective February 1, 2023. The resulting targets established by OSFI for D-SIBs, including all buffer requirements, for the CET1, Tier 1, and Total capital ratios are 11.0%, 12.5%, and 14.5%, respectively as at April 30, 2023. These targets may be higher for certain institutions at OSFI’s discretion.
To supplement risk-based capital requirements, OSFI expects federally regulated deposit-taking institutions to have a leverage ratio, which is a non-risk-based capital metric, that meets or exceeds 3.5%. This minimum may be higher for certain institutions at OSFI’s discretion.
OSFI also requires D-SIBs to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). OSFI expects D-SIBs to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (3.0% as noted above), and a minimum TLAC leverage ratio of 6.75%.
During the quarter ended April 30, 2023, we have complied with OSFI’s regulatory capital, leverage ratio, and TLAC requirements.

7 8	CIBC SECOND QUARTER 2023

Note 10.    Post-employment benefits
The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:
Defined benefit plan expense

	For the three months ended						For the six months ended
$ millions	2023 Apr. 30	2023 Jan. 31	2022 Apr. 30	2023 Apr. 30	2023 Jan. 31	2022 Apr. 30	2023 Apr. 30	2022 Apr. 30	2023 Apr. 30	2022 Apr. 30
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Current service cost	$53	$53	$66	$1	$1	$2	$106	$132	$2	$4
Past service cost	–	–	–	–	–	–	–	–	–	(8)
Net interest (income) expense	(20)	(21)	(15)	6	6	4	(41)	(29)	12	9
Plan administration costs	2	2	2	–	–	–	4	4	–	–
Net defined benefit plan expense (income) recognized in net income	$35	$34	$53	$7	$7	$6	$69	$107	$14	$5
Defined contribution plan expense

	For the three months ended			For the six months ended
$ millions	2023 Apr. 30	2023 Jan. 31	2022 Apr. 30	2023 Apr. 30	2022 Apr. 30
Defined contribution pension plans	$13	$19	$10	$32	$27
Government pension plans (1)	51	48	45	99	86
Total defined contribution plan expense	$64	$67	$55	$131	$113
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Remeasurement of employee defined benefit plans
(1)

	For the three months ended						For the six months ended
$ millions	2023 Apr. 30	2023 Jan. 31	2022 Apr. 30	2023 Apr. 30	2023 Jan. 31	2022 Apr. 30	2023 Apr. 30	2022 Apr. 30	2023 Apr. 30	2022 Apr. 30
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligation	$(67)	$(448)	$1,176	$(3)	$(23)	$65	$(515)	$1,455	$(26)	$80
Net actuarial gains (losses) on plan assets	(9)	342	(803)	–	–	–	333	(953)	–	–
Changes in asset ceiling excluding interest income	–	(1)	(1)	–	–	–	(1)	(1)	–	–
Net remeasurement gains (losses) recognized in OCI	$(76)	$(107)	$372	$(3)	$(23)	$65	$(183)	$501	$(26)	$80
(1)
The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually.

Note 11.    Income taxes
The Canada Revenue Agency (CRA) has reassessed and proposed to reassess CIBC’s 2011–2018 taxation years for approximately
$
1,772
million
of additional income taxes related to the denial of deductions of certain dividends on bases including that the dividends were part of a “dividend rental arrangement”. The proposals for additional income taxes in respect of the 2018 taxation year are approximately
$170 millio
n
.
Subsequent taxation years may also be similarly reassessed. CIBC is confident that its tax filing positions are appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.
In May 2023, CIBC lost its appeal at the Federal Court of Appeal of a Tax Court of Canada decision which denied our claim of a foreign exchange capital loss. We had previously estimated the potential exposure to be approximately $200 million. Both the Tax Court of Canada and the Federal Court of Appeal heard a similar case on point and allowed the foreign exchange capital loss in question. The impact of this decision has been reflected in our interim consolidated financial statements, as have offsets from other adjustments. As previously disclosed, CIBC has potential exposure of approximately
$100 million

in respect of other similar matters. In this regard, CIBC has received proposed reassessments in respect of its 2018 taxation year, including in relation to capital losses and capital gains.
In prior years, the CRA issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the Enron expenses). The CRA later entered into a settlement agreement with CIBC in respect to the portion of the Enron expenses deductible in Canada. CIBC has been working with the Internal Revenue Service to settle the portion of the Enron expenses deductible in the U.S. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.

CIBC SECOND QUARTER 2023	7 9

Note 12.    Earnings per share

	For the three months ended			For the six months ended
$ millions, except number of shares and per share amounts	2023 Apr. 30	2023 Jan. 31	2022 Apr. 30	2023 Apr. 30	2022 Apr. 30
Basic earnings per share (1)
Net income attributable to equity shareholders	$1,677	$423	$1,518	$2,100	$3,382
Less: Preferred share dividends and distributions on other equity instruments	67	72	47	139	88
Net income attributable to common shareholders	$1,610	$351	$1,471	$1,961	$3,294
Weighted-average common shares outstanding (thousands)	912,297	906,770	902,489	909,488	902,174
Basic earnings per share	$1.77	$0.39	$1.63	$2.16	$3.65
Diluted earnings per share (1)
Net income attributable to common shareholders	$1,610	$351	$1,471	$1,961	$3,294
Weighted-average common shares outstanding (thousands)	912,297	906,770	902,489	909,488	902,174
Add: Stock options potentially exercisable (2) (thousands)	665	711	2,910	706	2,874
Add: Equity-settled consideration (thousands)	257	244	340	250	332
Weighted-average diluted common shares outstanding (thousands)	913,219	907,725	905,739	910,444	905,380
Diluted earnings per share	$1.76	$0.39	$1.62	$2.15	$3.64
(1)
On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(2)
Excludes average options outstanding of
6,839,822
(January 31, 2023:
3,576,586
; April 30, 2022:
nil
) with a weighted-average exercise price of $
63.23
(January 31, 2023: $
66.74
; April 30, 2022:
nil)
for the quarter ended April 30, 2023 and average options outstanding of
6,295,949
(April 30, 2022:
nil
) with a weighted-average price of $
63.56
(April 30, 2022:
nil
) for the six months ended April 30, 2023, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

Note 13.    Contingent liabilities and provisions
Legal proceedings and other contingencies
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory inv est
igations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of manage me
nt, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.
While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our interim consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.
The provisions disclosed in Note 22 to the consolidated financial statements included in our 2022 Annual Report included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.
CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.
CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $0.5 billion as at April 30, 2023. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages. The matters underlying the estimated range as at April 30, 2023, consist of the significant legal matters disclosed in Note 22 to the consolidated financial statements included in our 2022 Annual Report as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

8 0	CIBC SECOND QUARTER 2023

The following developments related to our significant legal proceedings occurred since the issuance of our 2022 annual consolidated financial statements:
•
Cerberus Capital Management L.P. v. CIBC:
The trial decision was released on December 1, 2022 finding CIBC liable. A damages hearing proceeded on December 19, 2022. In January 2023, the court set damages in the amount of US$491 million plus pre-judgment interest. Following the court’s decision, we recognized a provision of US$855 million ($1,169 million pre-tax or $844 million after-tax) in other non-interest expense, representing the award of damages and accrued pre-judgment interest thereon for the period ended January 31, 2023. On February 6, 2023, the court entered the final judgment in the amount of US$856 million including pre-judgment interest as of February 6, 2023. Post-judgment interest would have accrued on the amount of the final judgment. In February 2023, the parties settled this matter. Pursuant to the settlement, CIBC paid US$770 million to Cerberus in full satisfaction of the judgment. The US$85 million ($114 million pre-tax or $82 million after-tax) difference between the amount recorded in the first quarter of 2023 and the settlement amount was recognized in other non-interest expense in the second quarter of 2023. This matter is now closed.

•	Fresco v. Canadian Imperial Bank of Commerce : In March 2023, the settlement was approved in Ontario. In May 2023, the settlement was approved in Quebec.
•
Mortgage prepayment class actions
: The settlement approval hearing in
Haroch
was heard in February 2023. The court reserved its decision. In March 2023, the settlement in Haroch was approved. This matter is now closed.

•	Pope v. CIBC and CIBC Trust : In January 2023, the plaintiffs delivered a draft amended Statement of Claim. The motion to rule on the amendments is scheduled for July 2023.
•	The Registered Retirement Savings Plan (RRSP) of J.T.G v. His Majesty The King : The appeal is scheduled for May 29 and 30, 2023.
•
Order Execution Only class actions:
In January 2023, the court released its decision dismissing the motion for certification as a class action in
Frayce
. The plaintiffs are appealing the certification decision. The plaintiffs in the
Pozgaj
action have brought a motion to temporarily stay
Ciardullo
,
Ciardullo and Aggarwal
, and
Woodard
pending a decision on the merits in the
Pozgaj
action. The hearing for the motion has been scheduled for June 2023. The
Pozgaj
certification motion has been scheduled for October 2023.

•	Chalmers and Campbell v. CIBC: The motion for certification is scheduled for November 2023.
Other than the items described above, there are no significant developments in the matters identified in Note 22 to the consolidated financial statements included in our 2022 Annual Report, and no new significant legal proceedings have arisen since the issuance of our 2022 annual consolidated financial statements.
Note 14.    Interest income and expense
The table below provides the consolidated interest income and expense by accounting category.

	For the three months ended						For the six months ended
$ millions	2023 Apr. 30		2023 Jan. 31		2022 Apr. 30		2023 Apr. 30		2022 Apr. 30
	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost (1)(2)	$9,440	$7,148	$9,048	$6,736	$3,639	$1,003	$18,488	$13,884	$7,015	$1,706
Debt securities measured at FVOCI (1)	659	n/a	599	n/a	119	n/a	1,258	n/a	203	n/a
Other (3)	584	348	613	319	488	155	1,197	667	969	261
Total	$10,683	$7,496	$10,260	$7,055	$4,246	$1,158	$20,943	$14,551	$8,187	$1,967
(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Includes interest income on sublease-related assets and interest expense on lease liabilities under IFRS 16.
(3)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.

CIBC SECOND QUARTER 2023	8 1

Note 15.    Segmented information
CIBC has four strategic business units (SBUs) – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.
Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, services and solutions through banking centres, as well as mobile and online channels to help make their ambitions a reality.
Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.
U.S. Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services across the U.S., focused on middle-market and mid-corporate companies, entrepreneurs, high-net-worth individuals and families, as well as personal and small business banking services in four U.S. Midwestern markets.
Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked research to our clients around the world. It includes Direct Financial Services which focuses on expanding CIBC’s digital capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.
Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2023	Net interest income (1)	$1,732	$453	$460	$562	$(20)	$3,187
Apr. 30	Non-interest income (2)	548	883	188	800	96	2,515
	Total revenue (1)	2,280	1,336	648	1,362	76	5,702
	Provision for credit losses	123	46	248	19	2	438
	Amortization and impairment (3)	61	–	31	1	189	282
	Other non-interest expenses	1,213	673	323	663	(14)	2,858
	Income (loss) before income taxes	883	617	46	679	(101)	2,124
	Income taxes (1)	246	165	(9)	182	(148)	436
	Net income	$637	$452	$55	$497	$47	$1,688
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$–	$11	$11
	Equity shareholders	637	452	55	497	36	1,677
	Average assets (4)(5)	$317,531	$91,708	$61,440	$273,196	$188,900	$932,775
2023	Net interest income (1)	$1,709	$464	$476	$535	$21	$3,205
Jan. 31	Non-interest income (2)	551	887	230	946	108	2,722
	Total revenue (1)	2,260	1,351	706	1,481	129	5,927
	Provision for (reversal of) credit losses	158	46	98	(10)	3	295
	Amortization and impairment (3)	59	1	30	2	185	277
	Other non-interest expenses	1,231	664	350	648	1,292	4,185
	Income (loss) before income taxes	812	640	228	841	(1,351)	1,170
	Income taxes (1)	223	171	27	229	88	738
	Net income (loss)	$589	$469	$201	$612	$(1,439)	$432
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$9	$9
	Equity shareholders	589	469	201	612	(1,448)	423
	Average assets (4)(5)	$317,940	$89,908	$59,421	$296,565	$189,330	$953,164
2022	Net interest income (1)	$1,583	$401	$385	$759	$(40)	$3,088
Apr. 30	Non-interest income (2)	560	902	206	557	63	2,288
	Total revenue (1)	2,143	1,303	591	1,316	23	5,376
	Provision for (reversal of) credit losses	273	(4)	55	(14)	(7)	303
	Amortization and impairment (3)	56	–	28	2	170	256
	Other non-interest expenses	1,141	655	292	590	180	2,858
	Income (loss) before income taxes	673	652	216	738	(320)	1,959
	Income taxes (1)	177	172	36	198	(147)	436
	Net income (loss)	$496	$480	$180	$540	$(173)	$1,523
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$5	$5
	Equity shareholders	496	480	180	540	(178)	1,518
	Average assets (4)(5)	$300,799	$83,367	$51,980	$277,686	$168,077	$881,909
(1)
Capital Markets net interest income and income taxes includes a taxable equivalent basis (TEB) adjustment of $64 million for the three months ended April 30, 2023 (January 31, 2023: $62 million; April 30, 2022: $53 million) with an equivalent offset in Corporate and Other.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Average balances are calculated as a weighted average of daily closing balances.

8 2	CIBC SECOND QUARTER 2023

$ millions, for the six months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2023	Net interest income (1)	$3,441	$917	$936	$1,097	$1	$6,392
Apr. 30	Non-interest income (2)	1,099	1,770	418	1,746	204	5,237
	Total revenue (1)	4,540	2,687	1,354	2,843	205	11,629
	Provision for credit losses	281	92	346	9	5	733
	Amortization and impairment (3)	120	1	61	3	374	559
	Other non-interest expenses	2,444	1,337	673	1,311	1,278	7,043
	Income (loss) before income taxes	1,695	1,257	274	1,520	(1,452)	3,294
	Income taxes (1)	469	336	18	411	(60)	1,174
	Net income (loss)	$1,226	$921	$256	$1,109	$(1,392)	$2,120
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$20	$20
	Equity shareholders	1,226	921	256	1,109	(1,412)	2,100
	Average assets (4)(5)	$317,739	$90,793	$60,414	$285,074	$189,118	$943,138
2022	Net interest income (1)	$3,170	$778	$774	$1,552	$(54)	$6,220
Apr. 30	Non-interest income (2)	1,156	1,822	426	1,068	182	4,654
	Total revenue (1)	4,326	2,600	1,200	2,620	128	10,874
	Provision for (reversal of) credit losses	371	(8)	83	(52)	(16)	378
	Amortization and impairment (3)	108	1	55	3	342	509
	Other non-interest expenses	2,241	1,327	583	1,185	292	5,628
	Income (loss) before income taxes	1,606	1,280	479	1,484	(490)	4,359
	Income taxes (1)	423	338	73	401	(268)	967
	Net income (loss)	$1,183	$942	$406	$1,083	$(222)	$3,392
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$10	$10
	Equity shareholders	1,183	942	406	1,083	(232)	3,382
	Average assets (4)(5)	$296,828	$80,881	$51,113	$280,260	$167,055	$876,137
(1)
Capital Markets net interest income and income taxes includes a TEB adjustment of $126 million, for the six months ended April 30, 2023 (April 30, 2022: $112 million) with an equivalent offset in Corporate and Other.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Average balances are calculated as a weighted average of daily closing balances.

CIBC SECOND QUARTER 2023	8 3

TO REACH US:
Corporate Secretary
: Shareholders may
e-mail:
corporate.secretary@cibc.com
Investor Relations
: Financial analysts, portfolio managers and other investors requiring financial information may call
416-813-3743,
or
e-mail:
Mailbox.InvestorRelations@cibc.com
Communications and Public Affairs
: Financial, business and trade media may
e-mail:
corpcommmailbox@cibc.com
CIBC Telephone Banking
: As part of our commitment to our clients, information about CIBC products and services is available by calling
1-800-465-2422
toll-free across Canada.
Online Investor Presentations
: Supplementary financial information, Pillar 3 Report and Supplementary regulatory capital disclosure, and a presentation to investors and analysts are available at
www.cibc.com
; About CIBC.
Earnings Conference Call
: CIBC’s second quarter conference call with analysts and investors will take place on Thursday, May 25, 2023 at 7:30 a.m. (ET). The call will be available in English
(416-340-2217,
or toll-free
1-800-806-5484,
passcode 6992806#) and French
(514-392-1587,
or
toll-free
1-877-395-0279,
passcode 6514906#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) June 8, 2023. To access the replay in English, call
905-694-9451
or
1-800-408-3053,
passcode 4645396#. To access the replay in French,
call 514-861-2272
or
1-800-408-3053,
passcode 7957917#.
Audio Webcast
: A live audio webcast of CIBC’s second quarter results conference call will take place on Thursday, May 25, 2023 at 7:30 a.m. (ET) in English and French. To access the audio webcast, go to
www.cibc.com
; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on
www.cibc.com
; About CIBC.
Annual Meeting
: CIBC’s next Annual Meeting of Shareholders will be held on April 4, 2024.
Regulatory Capital
: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at
www.cibc.com
; About CIBC; Investor Relations; Regulatory Capital Instruments.
Bail-in
Debt
: Information on CIBC’s
bail-in
debt and total loss absorbing capacity instruments may be found at
www.cibc.com
; About CIBC; Investor Relations; Debt Information;
Bail-in
Debt.
Nothing in CIBC’s website
www.cibc.com
should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to TSX Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or
e-mail:
shareholderinquiries@tmx.com.
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact TSX Trust Company (Canada) at
416-682-3860,
toll-free at
1-800-258-0499,
or by
e-mail
at shareholderinquiries@tmx.com.
PURCHASE PRICE OF COMMON SHARES
UNDER THE
SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options

Feb. 1/23	$59.35

Mar. 1/23	$62.16

Apr. 3/23	$56.56

Apr. 28/23		$55.43

Canadian Imperial Bank of Commerce
Head Office: CIBC Square, Toronto, Ontario, M5J 0E7, Canada
www.cibc.com